SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

25 & 26 October 2006

Australia and New Zealand Banking Group Limited

ACN 005 357 522

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K may contain certain forward-looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward-looking statements. For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies. There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand
Banking Group Limited
(Registrant)

By:	/s/ John Priestley
Company Secretary
(Signature)*

Date 26 October 2006

* Print the name and title of the signing officer under his signature.

ASX Announcement

Investor Relations
100 Queen Street
Melbourne Vic 3000
www.anz.com

For Release: 25 October 2006

ANZ 2006 Annual Result – Excel template

ANZ will announce its 2006 Annual Result on Thursday, 26 October 2006.

To assist market participants in analysing the results, ANZ will provide an Excel version of key tables with the Annual Results announcement. This will be available on ANZ’s website at www.anz.com/australia/aboutanz/investorcentre/ReportsandResults/results.asp shortly after the Result has been lodged with the ASX.

A version of this file containing prior period numbers is now available at the above link. These prior period numbers are based on ANZ’s new Divisional structure which was announced in April 2006.

For analyst enquiries, contact:

Stephen Higgins	Blair Keenan
Head of Investor Relations	Senior Manager Investor Relations
Tel: 03-9273 4185 or 0417-379 170	Tel: 03-9273 6838 or 0409-150 169
Email: higgins@anz.com	Email: keenanb@anz.com

HIGHLIGHTS

For Release: 26 October 2006

ANZ 2006 Annual Results

Profit after tax
Statutory profit $3,688 million	up 16.2%
Cash* profit $3,587 million	up 13.8%
Cash* profit before provisions	up 10.4%

Earnings per share
Statutory EPS 200.0 cents	up 18.0%
Cash* EPS 194.5 cents	up 13.2%

Shareholder return
Full year dividend 125 cents	up 13.6%
Total Shareholder Return 17.1%
Return on equity 20.7% (18.3%)

Business highlights

Strong result in Personal - revenue up 13%, profit up 22%

Improved results and momentum in New Zealand and Institutional

Accelerated investment spend with 1,280 new FTEs

Credit environment benign, credit quality strong, credit costs at historic lows

Achieved targeted revenue and productivity targets. Revenue target range expanded, now 7-10%

Revenue growth 8.4%* (9.1% FX adjusted)

Cost-Income ratio 45.6%* (1.0% improvement, medium-term target 40%)

Adjusted common equity ratio stable at 4.7% (restated for new APRA capital deductions)

*                 Adjusted for AIFRS 2005 adjustments and non-core items (including significant items, ANZ National Bank incremental integration costs and AIFRS mark to market of certain hedge gains/losses)

1

Australia and New Zealand Banking Group Limited (ANZ) today announced a record profit after tax of $3,688 million for the year ended 30 September 2006, up 16.2%.

The headline result included a number of one-off gains including the National Housing Bank (NHB) insurance settlement. Adjusting for these, cash* profit was up 13.8% and cash* EPS were up 13.2%.

*                 Adjusted for AIFRS 2005 adjustments and non-core items (including significant items, ANZ National Bank incremental integration costs and AIFRS mark to market of certain hedge gains/losses)

A final dividend of 69 cents brought the full year dividend to 125 cents, an increase of 13.6%.

ANZ CEO Mr John McFarlane said: “This is a good result based on a strong business performance.

“The real highlight was our strong revenue growth, at the top of our target range, reflecting the substantial investment over recent years and the resultant strong momentum. This enabled us to lower the Cost Income ratio by 1% while at the same time accelerating our investment program.

“Net interest margin fell 9 basis points over the year, moderating in the second half. Provisioning was unusually low, and partly reflects cyclically strong credit quality and the result of substantial de-risking that has taken place at ANZ over the past few years.

“When we said that we would invest to create a real difference that others would find hard to replicate, and to accelerate revenue growth to 7%-9%, it was seen as stretching. It's now evident this is the right approach.

“To be a great organisation we need to stand for something. For us it is to become a very different bank by reshaping the way banking is done. We are making it compelling for a customer to deal with us and not others, why the community should trust us, why shareholders should invest in us, and why our people should devote their working lives to us.

“Our vision, our investment program, our strong foundation, and our track record, all underpin the future that I am personally very excited to be part of,” Mr McFarlane said.

Outlook

Commenting on the outlook for ANZ, Mr McFarlane said: “As the benefits of our investment program come through, we are confident to extend our future revenue target range to 7-10%.

“We will continue to invest to underpin revenue growth, and work towards leadership in our major businesses over time. We believe this will build superior and sustainable value for shareholders over the medium to long term. In consequence, expense growth in 2007 is likely to be similar to that in 2006.

“The adoption of AIFRS will require the $141 million gain from New Zealand dollar hedges to be taken directly to retained earnings in 2007. We have taken out additional hedges to mitigate the negative impact of a weaker New Zealand dollar on earnings, which is expected to mitigate the 2007 EPS impact to less than 1%.

“The impact of credit losses for the industry as a whole under IFRS is less predictable, though it is unlikely we will see current provisioning levels sustained at such low levels. Otherwise, with our strong momentum going into 2007, we are confident about the year ahead,” Mr McFarlane said.

2

Divisional Performance

Personal has had an outstanding year, with revenue growth of 13% driving earnings growth of 22%. All Personal businesses recorded double-digit earnings growth, with the highlights being Pacific (up 67%), Investment and Insurance Products (up 48%), Consumer Finance (up 25%), and Mortgages (up 21%). Expenses were up 9%, as investment in future growth continued, with the addition of 714 full time equivalent staff, 25 new branches, and 330 ATMs over the year.

The Division is making good progress in establishing a strong proposition centered on “More Convenient Banking”, and continues to have a distinct lead over our peers in Customer Satisfaction. Giving customers a strong reason to bank with us other than price alone has resulted in minimal margin attrition. Some of these reasons included opening call centres 24 hours, 7 days a week; expanding the ATM network, including a partnership with Woolworths, extending branch opening hours including on weekends, and being first to market with new products.

Institutional earnings grew 11% over the same period last year, with revenue growth of 8%. This was offset by an 11% increase in expenses, driven primarily by higher people costs. Good results were achieved in Markets (up 13%), Corporate and Structured Finance (up 42%), Corporate Banking (up 19%), Business Banking (up 15%), and Trade/Transactions business (up 16%). This was partly offset by subdued performance from our Debt Products Group, mainly Institutional lending (down 10%), where the impact on margins from excess global liquidity continues to dampen earnings growth. Given this, the Division has sought to reduce the balance sheet intensity of this business, and this has resulted in lower risk-weighted asset growth of 10%, and 1% in the second half. While the environment at the top end of Institutional remains challenging, it is nevertheless making good progress in transforming this segment. The recent Peter Lee Associates survey confirmed ANZ regained its Number One Lead Institutional Bank position in Australia.

New Zealand Banking (in NZD) earnings were up 20% on the same period last year. The result was assisted by lower credit provision charges, with profit before provisions up 8%. There were good results from The National Bank Retail (up 21%), Corporate & Commercial (up 102%), and New Zealand Institutional (up 15%). The profit from UDC is still declining (down 25%), as the business is restructured. Overall, New Zealand Businesses is showing promising momentum, and has a clear growth strategy to build on a strong foundation. Robust credit growth and good credit quality continue.

Partnership Expansion continues with the completion of the 20% stake in Tianjin City Commercial Bank in China, and 10% stake in Sacombank in Vietnam. Discussions are proceeding satisfactorily in Shanghai and in other faster growing Asian countries. Our joint-ventures in Indonesia, the Philippines and Cambodia are performing well, and the cards businesses are showing strong organic growth with 1 million cards now on issue in Indonesia and the Philippines. INGA remediation program is nearing completion and the overall foundation of the business has improved substantially. We can now look forward to normal operation and growth in the years ahead.

For media enquiries, contact:	For analyst enquiries, contact:

Paul Edwards	Stephen Higgins
Head of Corporate Communications	Head of Investor Relations
Tel: 03-9273 6955 or 0409-655 550	Tel: 03-9273 4185 or 0417-379 170
Email: paul.edwards@anz.com	Email: higgins@anz.com

3

						New Zealand
					Institutional	Banking
		Group		Personal	Continuing	(NZD)
		2006	Change	Change	Change	Change
Key Business Drivers(1)
Total Assets (EOP)	$m	335,771	12%	12%	13%	11%
Deposits & other borrowings (EOP)	$m	204,794	8%	11%	20%	5%

Average Interest Earning Assets	$m	300,179	13%	12%	21%	18%
Net Interest Margin	bps	2.31	(9bps)	(1bps)	(19bps)	(21bps)
Net Interest Income	$m	6,943	9%	12%	10%	8%
Other Operating Income	$m	3,146	7%	16%	5%	6%
Total Income	$m	10,089	8%	13%	8%	7%

FTE	No.	32,256	4%	6%	7%	1%
Operating Expenses	$m	4,605	6%	9%	11%	6%

Profit Before Provisions(2)	$m	5,484	10%	17%	6%	8%

Individual Provision Charge	$m	338	-5%	17%	-21%	-74%
Collective Provision Charge	$m	69	-67%	-38%	-88%	large
Total Credit Provision	$m	407	-28%	-3%	-57%	-87%

Net Profit after tax	$m	3,587	14%	22%	11%	20%

EVA	$m	2,082	9%

				Actual	Actual	Actual
Other Measures(1)
Individual Provisions as a % of average net advances	%	0.13	(2bps)	0.21	0.07	0.04
Return on Average Assets	%	1.11	—	0.97	1.19	1.13
Return on Average RWA’s	%	1.55	4bps	1.65	1.34	1.54
Cost to Income Ratio	%	45.6	(100bps)	49.3	38.5	45.5
Cost to Average Assets	%	1.42	(11bps)	1.60	1.09	1.41

(1)         All numbers adjusted for AIFRS 2005 adjustments and non-core items (including significant items, ANZ National Bank incremental integration costs and AIFRS mark to market of certain hedge gains/losses)

(2)         Profit before credit impairment and income tax

4

Australia and New Zealand
Banking Group Limited
ABN 11 005 357 522

Consolidated Results
Dividend Announcement and
Appendix 4E

Full year ended
30 September 2006

The Consolidated Results and Dividend Announcement constitutes the preliminary final report and contains the information required by Appendix 4E of the Australian Stock Exchange Listing Rules. It should be read in conjunction with the 2006 Concise Annual and Financial Reports and is lodged with the Australian Stock Exchange under listing rule 4.3A.

RESULTS FOR ANNOUNCEMENT TO THE MARKET	APPENDIX 4E

Name of Company:	Australia and New Zealand Banking Group Limited
ABN 11 005 357 522

Report for the full year ended 30 September 2006

					A$ million

Group operating revenue	ñ	8	%*	to	10,152

Net profit after tax attributable to shareholders	ñ	16	%*	to	3,688

Proposed final dividend per ordinary share, fully franked at 30% tax rate					69 cents

(previous corresponding period 59 cents, fully franked at 30% tax rate)
Interim 2006 dividend per ordinary share, fully franked at 30% tax rate					56 cents

Record date for the proposed final dividend					15 November 2006

The proposed final dividend will be payable to shareholders registered in the books of the Company at close of business on 15 November 2006. Transfers must be lodged before
5:00 pm on that day to participate.

Payment date for the proposed final dividend					15 December 2006

*                 Compared to September 2005

Highlights

All figures compared to September 2005 full year unless otherwise indicated

Profit after tax
Statutory profit $3,688 million	up 16.2%
Cash* profit $3,587 million	up 13.8%
Cash* profit before provisions	up 10.4%

Earnings per share
Statutory EPS 200.0 cents	up 18.0%
Cash* EPS 194.5 cents	up 13.2%

Shareholder return
Full year dividend 125 cents	up 13.6%
Total Shareholder Return 17.1%
Return on equity 20.7% (18.3%)

Business highlights

Strong result in Personal - revenue up 13%, profit up 22%

Improved results and momentum in New Zealand and Institutional

Accelerated investment spend with 1,280 new FTEs

Credit environment benign, credit quality strong, credit costs at historic lows

Achieved targeted revenue and productivity targets. Revenue target range expanded, now 7-10%:

Revenue growth 8.4%* (9.1% FX adjusted)

Cost-Income ratio 45.6%* (1.0% improvement, medium-term target 40%)

Adjusted common equity ratio stable at 4.7% (restated for new APRA capital deductions)

* Adjusted for AIFRS 2005 adjustments and non-core items (including significant items, ANZ National Bank incremental integration costs and AIFRS mark to market of certain hedge gains/losses)

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED	ABN 11 005 357 522

CONSOLIDATED RESULTS, DIVIDEND ANNOUNCEMENT and APPENDIX 4E

Full year ended 30 September 2006

CONTENTS

HIGHLIGHTS

FINANCIAL HIGHLIGHTS
Net Profit
Profit on a comparable AIFRS basis
Cash profit
Earnings per share
Balance Sheet
Financial ratios
Business unit analysis

CHIEF FINANCIAL OFFICER’S REVIEW
2006 results
Comparison with March 2006 half
Non-core items
AIFRS 2005 adjustments
Income and expenses
Credit Risk
Income Tax Expense
Earnings per share
Dividends
EVA Reconciliation
Market Risk
Balance Sheet
Capital Management
Deferred acquisition costs and deferred income
Software capitalisation
Deferred tax assets (overseas)

BUSINESS PERFORMANCE REVIEW

GEOGRAPHIC SEGMENT PERFORMANCE

FIVE YEAR SUMMARY

CONSOLIDATED FINANCIAL INFORMATION – TABLE OF CONTENTS

APPENDIX 4E STATEMENT

SUPPLEMENTARY INFORMATION
Average Balance Sheet on a fully comparable AIFRS basis
Capital Management

DEFINITIONS

ALPHABETICAL INDEX

This Results Announcement has been prepared for Australia and New Zealand Banking Group Limited (the “Company”) together with its subsidiaries which are variously described as “ANZ”, “Group”, “ANZ Group”, “us”, “we” or “our”.

All amounts are in Australian dollars unless otherwise stated. The information on which this announcement is based is in the process of being audited by the Groups auditors, KPMG. The Company has a formally constituted Audit Committee of the Board of Directors. The signing of this preliminary final report was approved by resolution of a Committee of the Board of Directors on 25 October 2006.

When used in this Results Announcement the words “estimate”, “project”, “intend”, “anticipate”, “believe”, “expect”, “should” and similar expressions, as they relate to ANZ and its management, are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Such statements constitute “forward-looking statements” for the purposes of the United States Private Securities Litigation Reform Act of 1995. ANZ does not undertake any obligation to publicly release the result of any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

HIGHLIGHTS

For Release: 26 October 2006

ANZ 2006 Annual Results

Profit after tax
Statutory profit $3,688 million	up 16.2%
Cash* profit $3,587 million	up 13.8%
Cash* profit before provisions	up 10.4%

Earnings per share
Statutory EPS 200.0 cents	up 18.0%
Cash* EPS 194.5 cents	up 13.2%

Shareholder return
Full year dividend 125 cents	up 13.6%
Total Shareholder Return 17.1%
Return on equity 20.7% (18.3%)

Business highlights

Strong result in Personal - revenue up 13%, profit up 22%

Improved results and momentum in New Zealand and Institutional

Accelerated investment spend with 1,280 new FTEs

Credit environment benign, credit quality strong, credit costs at historic lows

Achieved targeted revenue and productivity targets. Revenue target range expanded, now 7-10%

Revenue growth 8.4%* (9.1% FX adjusted)

Cost-Income ratio 45.6%* (1.0% improvement, medium-term target 40%)

Adjusted common equity ratio stable at 4.7% (restated for new APRA capital deductions)

*                 Adjusted for AIFRS 2005 adjustments and non-core items (including significant items, ANZ National Bank incremental integration costs and AIFRS mark to market of certain hedge gains/losses)

Australia and New Zealand Banking Group Limited (ANZ) today announced a record profit after tax of $3,688 million for the year ended 30 September 2006, up 16.2%.

The headline result included a number of one-off gains including the National Housing Bank (NHB) insurance settlement. Adjusting for these, cash* profit was up 13.8% and cash* EPS were up 13.2%.

*                 Adjusted for AIFRS 2005 adjustments and non-core items (including significant items, ANZ National Bank incremental integration costs and AIFRS mark to market of certain hedge gains/losses)

A final dividend of 69 cents brought the full year dividend to 125 cents, an increase of 13.6%.

ANZ CEO Mr John McFarlane said: “This is a good result based on a strong business performance.

“The real highlight was our strong revenue growth, at the top of our target range, reflecting the substantial investment over recent years and the resultant strong momentum. This enabled us to lower the Cost Income ratio by 1% while at the same time accelerating our investment program.

“Net interest margin fell 9 basis points over the year, moderating in the second half. Provisioning was unusually low, and partly reflects cyclically strong credit quality and the result of substantial de-risking that has taken place at ANZ over the past few years.

“When we said that we would invest to create a real difference that others would find hard to replicate, and to accelerate revenue growth to 7%-9%, it was seen as stretching. It's now evident this is the right approach.

“To be a great organisation we need to stand for something. For us it is to become a very different bank by reshaping the way banking is done. We are making it compelling for a customer to deal with us and not others, why the community should trust us, why shareholders should invest in us, and why our people should devote their working lives to us.

“Our vision, our investment program, our strong foundation, and our track record, all underpin the future that I am personally very excited to be part of,” Mr McFarlane said.

Outlook

Commenting on the outlook for ANZ, Mr McFarlane said: “As the benefits of our investment program come through, we are confident to extend our future revenue target range to 7-10%.

“We will continue to invest to underpin revenue growth, and work towards leadership in our major businesses over time. We believe this will build superior and sustainable value for shareholders over the medium to long term. In consequence, expense growth in 2007 is likely to be similar to that in 2006.

“The adoption of AIFRS will require the $141 million gain from New Zealand dollar hedges to be taken directly to retained earnings in 2007. We have taken out additional hedges to mitigate the negative impact of a weaker New Zealand dollar on earnings, which is expected to mitigate the 2007 EPS impact to less than 1%.

“The impact of credit losses for the industry as a whole under IFRS is less predictable, though it is unlikely we will see current provisioning levels sustained at such low levels. Otherwise, with our strong momentum going into 2007, we are confident about the year ahead,” Mr McFarlane said.

Divisional Performance

Personal has had an outstanding year, with revenue growth of 13% driving earnings growth of 22%. All Personal businesses recorded double-digit earnings growth, with the highlights being Pacific (up 67%), Investment and Insurance Products (up 48%), Consumer Finance (up 25%), and Mortgages (up 21%). Expenses were up 9%, as investment in future growth continued, with the addition of 714 full time equivalent staff, 25 new branches, and 330 ATMs over the year.

The Division is making good progress in establishing a strong proposition centered on “More Convenient Banking”, and continues to have a distinct lead over our peers in Customer Satisfaction. Giving customers a strong reason to bank with us other than price alone has resulted in minimal margin attrition. Some of these reasons included opening call centres 24 hours, 7 days a week; expanding the ATM network, including a partnership with Woolworths, extending branch opening hours including on weekends, and being first to market with new products.

Institutional earnings grew 11% over the same period last year, with revenue growth of 8%. This was offset by an 11% increase in expenses, driven primarily by higher people costs. Good results were achieved in Markets (up 13%), Corporate and Structured Finance (up 42%), Corporate Banking (up 19%), Business Banking (up 15%), and Trade/Transactions business (up 16%). This was partly offset by subdued performance from our Debt Products Group, mainly Institutional lending (down 10%), where the impact on margins from excess global liquidity continues to dampen earnings growth. Given this, the Division has sought to reduce the balance sheet intensity of this business, and this has resulted in lower risk-weighted asset growth of 10%, and 1% in the second half. While the environment at the top end of Institutional remains challenging, it is nevertheless making good progress in transforming this segment. The recent Peter Lee Associates survey confirmed ANZ regained its Number One Lead Institutional Bank position in Australia.

New Zealand Banking (in NZD) earnings were up 20% on the same period last year. The result was assisted by lower credit provision charges, with profit before provisions up 8%. There were good results from The National Bank Retail (up 21%), Corporate & Commercial (up 102%), and New Zealand Institutional (up 15%). The profit from UDC is still declining (down 25%), as the business is restructured. Overall, New Zealand Businesses is showing promising momentum, and has a clear growth strategy to build on a strong foundation. Robust credit growth and good credit quality continue.

Partnership Expansion continues with the completion of the 20% stake in Tianjin City Commercial Bank in China, and 10% stake in Sacombank in Vietnam. Discussions are proceeding satisfactorily in Shanghai and in other faster growing Asian countries. Our joint-ventures in Indonesia, the Philippines and Cambodia are performing well, and the cards businesses are showing strong organic growth with 1 million cards now on issue in Indonesia and the Philippines. INGA remediation program is nearing completion and the overall foundation of the business has improved substantially. We can now look forward to normal operation and growth in the years ahead.

For media enquiries, contact:	For analyst enquiries, contact:

Paul Edwards	Stephen Higgins
Head of Corporate Communications	Head of Investor Relations
Tel: 03-9273 6955 or 0409-655 550	Tel: 03-9273 4185 or 0417-379 170
Email: paul.edwards@anz.com	Email: higgins@anz.com

						New Zealand
					Institutional	Banking
		Group		Personal	Continuing	(NZD)
		2006	Change	Change	Change	Change
Key Business Drivers(1)
Total Assets (EOP)	$m	335,771	12%	12%	13%	11%
Deposits & other borrowings (EOP)	$m	204,794	8%	11%	20%	5%

Average Interest Earning Assets	$m	300,179	13%	12%	21%	18%
Net Interest Margin	bps	2.31	(9bps)	(1bps)	(19bps)	(21bps)
Net Interest Income	$m	6,943	9%	12%	10%	8%
Other Operating Income	$m	3,146	7%	16%	5%	6%
Total Income	$m	10,089	8%	13%	8%	7%

FTE	No.	32,256	4%	6%	7%	1%
Operating Expenses	$m	4,605	6%	9%	11%	6%

Profit Before Provisions(2)	$m	5,484	10%	17%	6%	8%

Individual Provision Charge	$m	338	-5%	17%	-21%	-74%
Collective Provision Charge	$m	69	-67%	-38%	-88%	large
Total Credit Provision	$m	407	-28%	-3%	-57%	-87%

Net Profit after tax	$m	3,587	14%	22%	11%	20%

EVA	$m	2,082	9%

				Actual	Actual	Actual
Other Measures(1)
Individual Provisions as a % of average net advances	%	0.13	(2bps)	0.21	0.07	0.04
Return on Average Assets	%	1.11	—	0.97	1.19	1.13
Return on Average RWA’s	%	1.55	4bps	1.65	1.34	1.54
Cost to Income Ratio	%	45.6	(100bps)	49.3	38.5	45.5
Cost to Average Assets	%	1.42	(11bps)	1.60	1.09	1.41

(1)         All numbers adjusted for AIFRS 2005 adjustments and non-core items (including significant items, ANZ National Bank incremental integration costs and AIFRS mark to market of certain hedge gains/losses)

(2)         Profit before credit impairment and income tax

FINANCIAL HIGHLIGHTS

Net Profit

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 06	year	year	Sep 06
	Sep 06	Mar 06	v. Mar 06	Sep 06	Sep 05	v. Sep 05
	$M	$M	%	$M	$M	%
Net interest income	3,575	3,368	6%	6,943	5,818	19%
Other operating income	1,614	1,595	1%	3,209	3,578	-10%
Operating income	5,189	4,963	5%	10,152	9,396	8%
Operating expenses	(2,346)	(2,185)	7%	(4,531)	(4,418)	3%
Profit before credit impairment and income tax	2,843	2,778	2%	5,621	4,978	13%
Provision for credit impairment	(183)	(224)	-18%	(407)	(580)	-30%
Profit before income tax	2,660	2,554	4%	5,214	4,398	19%
Income tax expense	(780)	(742)	5%	(1,522)	(1,220)	25%
Minority interest	(3)	(1)	large	(4)	(3)	33%
Net profit attributable to shareholders of the Company	1,877	1,811	4%	3,688	3,175	16%

Profit on a comparable AIFRS basis

Net profit attributable to shareholders of the company has been amended as follows to arrive at profit on a comparable AIFRS basis.

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 06	year	year	Sep 06
	Sep 06	Mar 06	v. Mar 06	Sep 06	Sep 05	v. Sep 05
	$M	$M	%	$M	$M	%
Net profit attributable to shareholders of the Company	1,877	1,811	4%	3,688	3,175	16%
AIFRS adjustments to bring prior periods
onto a comparable basis(1)	n/a	n/a	n/a	n/a	(31)	n/a
Profit on a comparable AIFRS basis(1)	1,877	1,811	4%	3,688	3,144	17%

Cash profit

Profit on a comparable AIFRS basis has been adjusted to exclude the following non-core items to arrive at cash profit. Throughout this document figures and ratios that are calculated on a “cash” basis have been shaded to distinguish them from figures calculated on a statutory AIFRS basis.

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 06	year	year	Sep 06
	Sep 06	Mar 06	v. Mar 06	Sep 06	Sep 05	v. Sep 05
	$M	$M	%	$M	$M	%
Profit on a fully comparable AIFRS basis(1)	1,877	1,811	4%	3,688	3,144	17%
Less: Non-core items
Significant items(2)
Gain on sale of NBNZ Life	—	—	n/a	—	14	-100%
Settlement of ANZ National Bank claims	—	14	-100%	14	—	n/a
Settlement of NHB insurance claim	—	79	-100%	79	—	n/a
Total significant items(2)	—	93	-100%	93	14	large
Ineffective hedge fair value gains/losses(3)	21	13	62%	34	31	10%
ANZ National Bank incremental integration costs(4)	—	(26)	-100%	(26)	(52)	-50%
Total non-core items	21	80	-74%	101	(7)	large
Cash profit	1,856	1,731	7%	3,587	3,151	14%

(1).                              ANZ has calculated the 2005 result on an AIFRS basis that is comparable with 2006 (refer page 15), allowing readers to see the impact on 2005 results of accounting standards that have only been applied from 1 October 2005. The impact is a reduction of $31 million in 2005 net profit after tax. No adjustment has been made to retrospectively designate derivatives hedging the Group’s funding on the basis of impracticability

(2).                              In 2006 ANZ has classified the $113 million ($79 million after tax) settlement of the NHB insurance matter and the $14 million settlement of a dispute with Lloyds TSB over the accounting treatment of certain items in the completion accounts for the acquisition of National Bank of New Zealand Limited (tax on settlement: $nil) as significant items. In 2005 ANZ classified $14 million after tax profit on the sale of NBNZ life and funds management businesses as a significant item (tax on gain on sale of NBNZ life and funds management businesses: $nil). ANZ excludes significant items to eliminate the distorting effect of one-off transactions on the results of its core business (refer page 13)

(3).                              The Group enters into economic hedges to manage its interest rate and foreign exchange risk. In 2006 ANZ has classified $34 million after tax (2005 full year: $31 million; Sep 2006 half: $21 million; Mar 2006 half: $13 million) relating to economic hedging as a non-core item (tax on hedge gains/losses $15 million (2005 full year: $13 million; Sep 2006 half: $10 million; Mar 2006 half: $5 million)). Included in this non-core amount is ineffectiveness arising from designated accounting hedges, any volatility arising from usage of the fair value option and approved classes of derivatives in the 2006 year not designated in accounting hedge relationships but that are considered to be economic hedges. The 2005 year numbers do not include any adjustment to retrospectively calculate the AIFRS impact on the derivatives associated with the Group’s funding. ANZ excludes volatility associated with fair value movements on these transactions to provide a better indication of the core business performance (refer page 14)

(4).                              In 2006 ANZ has incurred $26 million after tax ANZ National Bank incremental integration costs (2005 full year: $52 million; Sep 2006 half: nil; Mar 2006 half: $26 million). Tax on ANZ National Bank incremental integration costs is $13 million (2005 full year: $26 million; Sep 2006 half: nil; Mar 2006 half: $13 million). ANZ National Bank incremental integration costs are excluded to better reflect the core cost base and assist analysis of the cost base following completion of the integration

Analysis of Cash(1) profit by key line item:

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 06	year	year	Sep 06
	Sep 06	Mar 06	v. Mar 06	Sep 06	Sep 05	v. Sep 05
	$M	$M	%	$M	$M	%
Net interest income	3,575	3,368	6%	6,943	6,371	9%
Other operating income	1,583	1,563	1%	3,146	2,935	7%
Operating income	5,158	4,931	5%	10,089	9,306	8%
Operating expenses	(2,346)	(2,259)	4%	(4,605)	(4,340)	6%
Profit before credit impairment and income tax	2,812	2,672	5%	5,484	4,966	10%
Provision for credit impairment	(183)	(224)	-18%	(407)	(565)	-28%
Profit before income tax	2,629	2,448	7%	5,077	4,401	15%
Income tax expense	(770)	(716)	8%	(1,486)	(1,247)	19%
Minority interest	(3)	(1)	large	(4)	(3)	33%
Cash(1) profit	1,856	1,731	7%	3,587	3,151	14%

Earnings per share

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 06	year	year	Sep 06
	Sep 06	Mar 06	v. Mar 06	Sep 06	Sep 05	v. Sep 05
			%			%
Earnings per ordinary share (cents)
Basic	101.6	98.4	3%	200.0	169.5	18%
Diluted	98.5	95.5	3%	194.0	164.4	18%
Cash(1) (basic adjusted for non-core items)	100.5	94.0	7%	194.5	171.8	13%

Balance Sheet

				Movt	Movt
	As at	As at	As at	Sep 06	Sep 06
	Sep 06	Mar 06	Sep 05	v. Mar 06	v. Sep 05
	$M	$M	$M	%	%
Assets
Liquid assets	15,019	13,870	11,601	8%	29%
Due from other financial institutions	9,665	8,336	6,348	16%	52%
Trading and available for sale assets	19,832	22,008	16,327	-10%	21%
Net loans and advances including acceptances	268,845	255,238	245,939	5%	9%
Other	22,410	23,882	20,670	-6%	8%
Total assets	335,771	323,334	300,885	4%	12%
Liabilities
Due to other financial institutions	14,118	13,345	12,027	6%	17%
Deposits and other borrowings	204,794	196,850	190,322	4%	8%
Liability for acceptances	13,435	13,692	13,449	-2%	0%
Bonds and notes	50,050	46,923	39,073	7%	28%
Other	33,468	33,728	26,476	-1%	26%
Total liabilities	315,865	304,538	281,347	4%	12%
Total shareholders’ equity	19,906	18,796	19,538	6%	2%

(1). Refer footnotes 1 to 4 on page 5

Financial ratios

	Half	Half	Full	Full
	year	year	year	year
	Sep 06	Mar 06	Sep 06	Sep 05
	$M	$M	$M	$M

Net profit attributable to shareholders of the Company	1,877	1,811	3,688	3,175
Cash(1) profit	1,856	1,731	3,587	3,151
EVATM (2)	1,069	1,013	2,082	1,911
Profitability ratios
Return on:
Average ordinary shareholders’ equity(3),(4)	20.4%	20.9%	20.7%	18.3%
Average ordinary shareholders’ equity(3),(4) (cash(1) profit basis)	20.2%	20.0%	20.1%	19.0%
Average assets	1.13%	1.15%	1.14%	1.12%
Average risk weighted assets	1.59%	1.60%	1.59%	1.52%
Average risk weighted assets (cash(1) profit basis)	1.57%	1.53%	1.55%	1.51%
Total income	14.2%	14.5%	14.4%	14.5%
Net interest margin	2.33%	2.29%	2.31%	2.30%
Net interest margin (cash(1) profit basis)	2.33%	2.29%	2.31%	2.40%
Profit per average FTE ($)	59,187	58,202	117,392	106,251
Efficiency ratios
Operating expenses to operating income	45.2%	44.0%	44.6%	47.0%
Operating expenses to average assets	1.41%	1.39%	1.40%	1.55%
Operating expenses to operating income (cash(1))	45.5%	45.8%	45.6%	46.6%
Operating expenses to average assets (cash(1))	1.41%	1.44%	1.42%	1.53%
Credit impairment provisioning
Collective/general provision charge	33	36	69	223
Individual/specific provision charge	150	188	338	357
Total provision charge	183	224	407	580
Individual provision charge as a% of average net advances	0.11%	0.15%	0.13%	0.15%
Collective provision charge (comparable AIFRS basis(1))	33	36	69	208
Individual provision charge (comparable AIFRS basis(1))	150	188	338	357
Total provision charge (on a comparable AIFRS basis(1))	183	224	407	565
Individual provision charge as a% of average net advances (comparable AIFRS basis(1))	0.11%	0.15%	0.13%	0.15%
Ordinary share dividends (cents)
Interim - 100% franked (Mar 06: 100% franked)	n/a	56	56	51
Final - 100% franked (Sep 06 100% franked)	69	n/a	69	59
Ordinary share dividend payout ratio(5)	68.0%	56.9%	62.6%	65.0%
Cash(1) ordinary share dividend payout ratio(5)	68.8%	59.6%	64.4%	64.1%
Preference share dividend (cents)
Dividend paid(6)	15	12	27	84
Dividend paid(7) (on a comparable AIFRS basis)	15	12	27	18

(1).                              Adjusted for AIFRS 2005 adjustments and non-core items. Refer footnotes 1 to 4 on page 5

(2).                              EVATM refers to Economic Value Added, a measure of shareholder value. See page 25 for a reconciliation of EVATM to reported net profit and a discussion of EVATM and an explanation of its usefulness as a performance measure

(3).                              Average ordinary shareholders’ equity excludes minority interest

(4).                               Excludes preference share dividend

(5).                              Dividend payout ratio is calculated using the proposed final dividend as at 30 September 2006 and the 31 March 2006, 30 September 2005 and 31 March 2005 dividends

(6).                              2005 includes distributions on ANZ StEPS (Sep 2005: $34 million; Mar 2005: $32 million). Under AIFRS, distributions on ANZ StEPS are reported as interest expense in 2006

(7).                              Represents dividends paid on Euro Hybrid issued on 13 December 2004

				Movt	Movt
	As at	As at	As at	Sep 06	Sep 06
	Sep 06	Mar 06	Sep 05	v. Mar 06	v. Sep 05
				%	%
Net Assets
Net tangible assets(1) per ordinary share ($)	8.53	7.99	7.77	7%	10%
Net tangible assets(1) attributable to ordinary shareholders ($M)	15,664	14,619	14,195	7%	10%
Total number of ordinary shares (M)	1,836.6	1,828.7	1,826.4	0%	1%
Capital adequacy ratio (%)
Tier 1	6.8%	6.8%	6.9%
Tier 2	4.2%	4.0%	3.9%
Total capital ratio	10.6%	10.4%	10.5%
Adjusted common equity ratio(2)	4.7%	5.0%	5.1%
Impaired assets
Collective/general provision ($M)	1,940	1,903	2,167	2%	-10%
Collective/general provision as a % of risk weighted assets	0.81%	0.83%	0.99%	-2%	-18%
Collective/general provision on a comparable AIFRS basis(3) ($M)	1,940	1,903	1,879	2%	3%
Collective/general provision on a comparable AIFRS basis(3) as a % of risk weighted assets	0.81%	0.83%	0.86%	-2%	-6%
Gross non-performing loans ($M)	661	726	642	-9%	3%
Individual provisions on non-performing loans(4) ($M)	(279)	(305)	(256)	-9%	9%
Net non-performing loans ($M)	382	421	386	-9%	-1%
Individual provision as a % of total non-performing loans	42.2%	42.0%	39.9%	0%	6%
Gross non-performing loans as % of net advances	0.25%	0.28%	0.26%	-11%	-4%
Net non-performing loans as a % of net advances	0.14%	0.16%	0.16%	-13%	-13%
Net non-performing loans as a % of shareholders’ equity(5)	1.9%	2.2%	2.0%	-14%	-5%
Other information
Full time equivalent staff (FTEs)	32,256	31,063	30,976	4%	4%
Assets per FTE ($M)	10.4	10.4	9.7	0%	7%
Market capitalisation of ordinary shares ($M)	49,331	48,461	43,834	2%	13%

(1)                                 Equals Shareholders’ equity less preference share capital, minority interest and unamortised goodwill and other intangibles

(2)                                 Adjusted common equity is calculated as Tier 1 capital, less Innovative Tier 1 capital instruments (converted at balance date spot rates), less transitional Tier 1 capital relief and deductions. This measure is commonly used to assess the adequacy of common equity held. See page 98 for a reconciliation to Tier 1 capital

(3)                                 Refer footnote 1 on page 5

(4)                                 Excludes individual provision on unproductive facilities

(5)                                 Includes minority interest

Business unit analysis

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 06	year	year	Sep 06
Net profit after income tax(1)	Sep 06	Mar 06	v. Mar 06	Sep 06	Sep 05	v. Sep 05
	$M	$M	%	$M	$M	%
Personal	668	588	14%	1,256	1,033	22%
Institutional	715	681	5%	1,396	1,258	11%
New Zealand Businesses(2)	341	342	0%	683	592	15%
Partnerships & Private Bank	91	78	17%	169	176	-4%
Non-continuing businesses	8	30	-73%	38	126	-70%
Group Centre	33	12	large	45	(34)	large
Cash(3) profit	1,856	1,731	7%	3,587	3,151	14%
AIFRS 2005 adjustments(3) and non-core items(3)	21	80	-74%	101	24	large
Net profit	1,877	1,811	4%	3,688	3,175	16%

(1).                               Prior period numbers have been adjusted for the divisional restructure in May 2006. Refer page 33 for an explanation of the changes

(2).                               New Zealand Businesses growth rates in NZD terms were 7% and 21% for the September 2006 half year and the September 2006 full year respectively

(3).                               Refer footnotes 1 to 4 on page 5

	Half	Half	Movt	Full	Full	Movt
Net loans and advances including	year	year	Sep 06	year	year	Sep 06
acceptances by business unit(1)	Sep 06	Mar 06	v. Mar 06	Sep 06	Sep 05	v. Sep 05
	$ M	$ M	%	$ M	$ M	%
Personal	132,532	125,702	5%	132,532	118,587	12%
Institutional	72,576	70,463	3%	72,576	66,378	9%
New Zealand Businesses(2)	61,920	57,015	9%	61,920	56,917	9%
Partnerships & Private Bank	1,267	1,203	5%	1,267	1,110	14%
Non-continuing businesses	513	822	-38%	513	1,584	-68%
Group Centre	37	33	12%	37	(74)	large
	268,845	255,238	5%	268,845	244,502	10%
AIFRS 2005 adjustments	n/a	n/a	n/a	n/a	1,437	n/a
Net loans and advances including acceptances	268,845	255,238	5%	268,845	245,939	9%

(1).                               Prior period numbers have been adjusted for the divisional restructure in May 2006. Refer page 33 for an explanation of the changes

(2).                               New Zealand Businesses growth rates in NZD terms were 6% and 13% for the September 2006 half year and the September 2006 full year respectively

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 06	year	year	Sep 06
Deposits and other borrowings by business unit(1)	Sep 06	Mar 06	v. Mar 06	Sep 06	Sep 05	v. Sep 05
	$M	$M	%	$M	$M	%
Personal	64,977	61,818	5%	64,977	58,366	11%
Institutional	65,808	61,578	7%	65,808	54,721	20%
New Zealand Businesses(2)	45,419	43,938	3%	45,419	48,016	-5%
Partnerships & Private Bank	1,158	983	18%	1,158	885	31%
Non-continuing businesses	—	—	n/a	—	36	-100%
Group Centre	27,432	28,533	-4%	27,432	28,233	-3%
	204,794	196,850	4%	204,794	190,257	8%
AIFRS 2005 adjustments	n/a	n/a	n/a	n/a	65	n/a
Deposits and other borrowings	204,794	196,850	4%	204,794	190,322	8%

(1).                               Prior period numbers have been adjusted for the divisional restructure in May 2006. Refer page 33 for an explanation of the changes

(2).                               New Zealand Businesses growth rates in NZD terms were 1% and -1% for the September 2006 half year and the September 2006 full year respectively. An increase in core deposits of 10% for the year was more than offset by a decrease in Treasury Certificates of Deposit and Commercial Paper due to a switch to longer term funding

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CHIEF FINANCIAL OFFICER’S REVIEW

2006 results

ANZ recorded a profit after tax of $3,688 million for the year ended 30 September 2006, an increase of 16% over the September 2005 year.  Earnings per share increased 18% to 200.0 cents over the September 2005 year.  After adjusting for AIFRS 2005 adjustments(1) and non-core items(1) referred to on pages 13 to 15, Cash(1) profit increased 14% to $3,587 million and Cash EPS increased 13% to 194.5 cents.

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 06	year	year	Sep 06
	Sep 06	Mar 06	v. Mar 06	Sep 06	Sep 05	v. Sep 05
	$M	$M	%	$M	$M	%
Net profit attributable to shareholders of the Company	1,877	1,811	4%	3,688	3,175	16%
AIFRS 2005 Adjustments(1)	n/a	n/a	n/a	n/a	(31)	n/a
Profit on a comparable AIFRS basis	1,877	1,811	4%	3,688	3,144	17%
Less: Non-core items(1) (refer to page 13)	(21)	(80)	-74%	(101)	7	large
Cash(1) profit	1,856	1,731	7%	3,587	3,151	14%

Cash(1) profit

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 06	year	year	Sep 06
	Sep 06	Mar 06	v. Mar 06	Sep 06	Sep 05	v. Sep 05
	$M	$M	%	$M	$M	%
Net interest income	3,575	3,368	6%	6,943	6,371	9%
Other operating income	1,583	1,563	1%	3,146	2,935	7%
Operating income	5,158	4,931	5%	10,089	9,306	8%
Operating expenses	(2,346)	(2,259)	4%	(4,605)	(4,340)	6%
Profit before credit impairment and income tax	2,812	2,672	5%	5,484	4,966	10%
Provision for credit impairment	(183)	(224)	-18%	(407)	(565)	-28%
Profit before income tax	2,629	2,448	7%	5,077	4,401	15%
Income tax expense	(770)	(716)	8%	(1,486)	(1,247)	19%
Minority interest	(3)	(1)	large	(4)	(3)	33%
Cash(1) profit	1,856	1,731	7%	3,587	3,151	14%

Profit growth

Cash profit increased 14% to $3,587 million.  Core(1) revenue increased 8% with volume growth partly offset by reduced margins (-9 basis points).  Operating expense growth of 6% reflected on-going investment in the business.

Cash profit in Australia increased 16% over the 2005 year with outstanding growth across the Personal businesses (22%).  Solid performances across the Institutional businesses were partially offset by subdued performance from the Debt Products Group.

Cash profit in New Zealand increased 19% (26% in NZD terms), assisted by a lower credit provisioning charge, strong performance in the Markets business in Institutional, good lending growth and higher capital.  These increases were partly offset by reduced earnings in UDC, competitive margin compression on mortgages and deposits and lower earnings in non-continuing businesses from certain structured finance transactions which have been exited.

Cash profit in Asia and Pacific increased 18% and 35% respectively, driven by strong volume growth in Fiji and PNG and the Indonesian cards business, being partly offset by lower earnings from PT Panin Bank.

Profit in the UK and US decreased driven by reduced profit in non-continuing businesses with the sale of the London headquartered project finance business in 2005 and repatriation of capital.

(1)                               ANZ has calculated the 2005 result on an AIFRS basis that is comparable with 2006 (refer page 15), allowing readers to see the impact on 2005 results of accounting standards that have only been applied from 1 October 2005.  The impact is a reduction of $31 million in 2005 net profit after tax.  No adjustment has been made to retrospectively designate derivatives hedging the Group’s funding on the basis of impracticability  In 2006 ANZ has classified the $113 million ($79 million after tax) settlement of the NHB insurance matter and the $14 million settlement of a dispute with Lloyds TSB over the accounting treatment of certain items in the completion accounts for the acquisition of National Bank of New Zealand Limited (tax on settlement: $nil) as significant items.  In 2005 ANZ classified $14 million after tax profit on the sale of NBNZ life and funds management businesses as a significant item (tax on gain on sale of NBNZ life and funds management businesses: $nil).  ANZ excludes significant items to eliminate the distorting effect of one-off transactions on the results of its core business (refer page 13)

The Group enters into economic hedges to manage its interest rate and foreign exchange risk.  In 2006 ANZ has classified $34 million after tax (2005 full year: $31 million; Sep 2006 half: $21 million; Mar 2006 half: $13 million) relating to economic hedging as a non-core item (tax on hedge gains/losses $15 million (2005 full year: $13 million; Sep 2006 half: $10 million; Mar 2006 half: $5 million)).  Included in this non-core amount is ineffectiveness arising from designated accounting hedges, any volatility arising from usage of the fair value option and approved classes of derivatives in the 2006 year not designated in accounting hedge relationships but that are considered to be economic hedges.  The 2005 year numbers do not include any adjustment to retrospectively calculate the AIFRS impact on the derivatives associated with the Group’s funding.  ANZ excludes volatility associated with fair value movements on these transactions to provide a better indication of the core business performance (refer page 14)

In 2006 ANZ has incurred $26 million after tax ANZ National Bank incremental integration costs (2005 full year: $52 million; Sep 2006 half: nil; Mar 2006 half: $26 million).  Tax on ANZ National Bank incremental integration costs is $13 million (2005 full year: $26 million; Sep 2006 half: nil; Mar 2006 half: $13 million).  ANZ National Bank incremental integration costs are excluded to better reflect the core cost base and assist analysis of the cost base following completion of the integration

Impact of exchange rate movements(1)

Movements in exchange rates had little impact on reported Cash(1) profit due to NZD hedges.  However growth rates in individual line items are affected.  Presented below is an analysis of the impact of foreign exchange movements and currency hedges on the income statement. Movements in exchange rates have resulted in a $5 million increase in Cash profits for 2006, principally in New Zealand (net of profit on contracts put in place to hedge USD and NZD revenues).  The average NZD exchange rate reduced by 5.4% and the closing rate depreciated by 4.2% with a corresponding impact on the balance sheet.

	Half Year Sep 06 v. Half Year Mar 06			Full Year Sep 06 v. Full Year Sep 05
	FX	FX		FX	FX
	unadjusted	adjusted	FX impact	unadjusted	adjusted	FX impact
	% growth	% growth	$M	% growth	% growth	$M
Net interest income(2)	6%	7%	(29)	9%	9%	(27)
Other operating income	1%	4%	(36)	7%	8%	(28)
Operating income	5%	6%	(65)	8%	9%	(55)
Operating expenses	4%	6%	52	6%	8%	55
Profit before credit impairment and income tax	5%	6%	(13)	10%	10%	—
Provision for credit impairment	-18%	-17%	1	-28%	-27%	7
Profit before income tax	7%	8%	(12)	15%	15%	7
Income tax expense	8%	8%	5	19%	19%	(2)
Minority interest	large	100%	—	33%	33%	—
Cash profit(1)	7%	8%	(7)	14%	14%	5

(1).                             ANZ has removed the impact of exchange rate movements to provide readers with a better indication of the Group’s performance in local currency terms.  Retranslation is net of revenue hedge earnings

(2).                             Net interest income included the impact of revenue hedge gains which increased $58 million over 2005 and $52 million over first half 2006

Profit drivers

Profit after tax increased 16% over the 2005 year and Cash(1) profit increased 14% over the 2005 year.  For a discussion of the impact of non-core items and AIFRS 2005 adjustments refer pages 13 to 15.

Significant influences on profit are shown below.  Explanations are on cash profit adjusted for AIFRS 2005 adjustments and non-core items:

Net interest #19% - Adjusted for AIFRS 2005 adjustments and non-core items(1) #9%:

Net interest income was driven by growth of 13% in average interest earning assets attributable to Institutional Continuing (21%), particularly in trading securities and Personal (12%), largely in Mortgages, and average deposit growth in Institutional Continuing (15%) and Personal (10%).  Volume growth was partly offset by a 9 basis point decline in margin.

Other income $10% - Adjusted for AIFRS 2005 adjustments and non-core items(1) $7%:

Other income growth was primarily driven by volume growth initiatives and higher trading profits in Australia and New Zealand.  These increases were partly offset by reduced foreign exchange income and lower equity accounted income in PT Panin and the joint venture with ING.

Operating expenses #3% - Adjusted for AIFRS 2005 adjustments and non-core items(1) #6%:

Operating expense growth was primarily due to higher wage rates and a 4% increase in staff numbers, largely in Personal and Institutional, as we continue to invest in the business.

Provision for credit impairment $30% - Adjusted for AIFRS 2005 adjustments and non-core items(1) $28%:

The reduction in provision for credit impairment reflected the Group’s strengthening risk profile.  Individual provisions decreased by $19 million due to increased write-backs in Institutional and lower single name provisions in New Zealand partly offset by lower write-backs in the non-continuing businesses.  The collective provision charge decreased by $139 million largely driven by the oil price shock risk provision recognised in 2005.

Income tax #25% - Adjusted for AIFRS 2005 adjustments and non-core items(1) #19%:

The increase in tax expense is driven by growth in profit before tax and a 1% increase in the effective tax rate reflecting the  run-off of certain structured financing transactions in non-continuing businesses.

(1).  Refer footnote 1 on page 11

Comparison with March 2006 half

The Group recorded a profit after tax of $1,877 million for the half year ended 30 September 2006, an increase of 4% over the March 2006 half.  Basic earnings per share increased 3% (3.2 cents) to 101.6 cents.

Cash profit increased 7% over the March 2006 half.  Cash earnings per share (refer page 24) increased 7% (6.5 cents) to 100.5 cents.

Revenue increased 5%.  After adjusting for non-core items, net interest increased 6% with a 4% increase in average interest earning asset volumes together with a 4 basis point improvement in margin.  The margin improvement reflects a 4 basis point reduction from funding mix and competition offset by higher earnings from revenue hedges, trading income recognised in interest and interest refunds.  Other operating income increased 1% due to volume growth initiatives and strong structured finance deal flows, offset by reduced trading profits.  Operating costs increased 4% driven by on-going investment in the business.

Excluding non-core items, cash profit in Australia increased 15% driven by 14% growth in Personal.  Cash profit in New Zealand increased 3% in NZD terms with strong performance from the New Zealand Businesses being partly offset by less favourable trading conditions for the Markets business.  Cash profit in Asia and Pacific geographies increased 27% and 5% with volume related growth.  Other geographies reduced 35% due largely to the profit on the sale of a power asset and the settlement of sale warranties occurring in the March 2006 half year.

Non-core items

ANZ has adjusted the income statement for non-core items, as outlined below, to assist readers in understanding the core business performance by removing the volatility in reported results created by one-off significant items, ANZ National Bank incremental integration costs which ceased in the half year March 2006 and the timing differences in the recognition of fair value gains in profit on ineffective hedging contracts.

Non-core items in the income statement

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 06	year	year	Sep 06
Significant items	Sep 06	Mar 06	v. Mar 06	Sep 06	Sep 05	v. Sep 05
	$M	$M	%	$M	$M	%
Gain on sale of NBNZ Life	—	—	n/a	—	14	-100%
Settlement of ANZ National Bank claims	—	14	-100%	14	—	n/a
Settlement of NHB insurance claim	—	79	-100%	79	—	n/a
Total significant items	—	93	-100%	93	14	large
Ineffective hedge fair value gains/losses	21	13	62%	34	31	10%
ANZ National Bank incremental integration costs	—	(26)	-100%	(26)	(52)	-50%
Non-core items	21	80	-74%	101	(7)	large

•                  Significant items

Significant items in the income statement are those items that management believe do not form part of the core business by virtue of their magnitude and infrequent nature and, as such, should be removed from profit when analysing the core business performance.  The following are considered significant items:

•                  Settlement of the NHB insurance claim (March 2006 half year)

During the March 2006 half ANZ settled its $130 million claim against a number of reinsurers in relation to the National Housing Bank (NHB) matter.  ANZ has reported the $113 million ($79 million after tax) cost recovery as a significant item in 2006.  $1 million was received in 2005 and not treated as significant as it was immaterial.

•                  Settlement of ANZ National Bank claims (March 2006 half year)

Following the purchase of National Bank of New Zealand Limited on 1 December 2003, a dispute arose with Lloyds TSB in relation to the accounting treatment in the Completion Accounts of the provision for retirement gratuities.  The dispute was referred to arbitration and, as a result, ANZ National Bank received $14 in March 2006 ($14 million after tax) in final settlement.

•                  Sale of NBNZ Life and Funds Management (September 2005 half year)

On 30 September 2005 ANZ National Bank sold NBNZ Life and Funds Management businesses into a joint venture with ING.  Profit after tax on sale of $14 million was recognised.

•                  ANZ National Bank incremental integration costs

Expenditure on the integration of ANZ National Bank includes both the reallocation of existing resources to integration and incremental integration costs.  Incremental costs are those costs that will not recur once integration is complete and thus do not form part of the core ongoing cost base.  During the March 2006 half year $26 million after tax (Sep 2005 half: $35 million; Mar 2005 half: $17 million) or $39 million before tax (Sep 2005 half: $53 million; Mar 2005 half: $25 million) of incremental integration costs were incurred.  This program is now complete.

•                  Ineffective hedge fair value gains

The Group enters into economic hedges to manage its interest rate and foreign exchange risk.  The implementation of AIFRS accounting policies on hedge accounting from 1 October 2005 introduced volatility within the Income Statement in respect of ineffective hedges as follows:

•                  ineffectiveness of designated accounting cash flow and fair value hedges; and

•                  approved classes of derivatives not designated in accounting hedge relationships but that are considered to be economic hedges.

ANZ has separately reported the impact of volatility due to hedge ineffectiveness as a non-core item as the profit reported on hedge transactions will reverse over time and as such is not part of the core operating performance.  During 2006 ANZ has classified $34 million after tax (2005 full year: $31 million; Sep 2006 half: $21 million; Mar 2006 half: $13 million) relating to ineffective hedging as a non-core item (tax on hedge gains/losses $15 million (2005 full year: $13 million; Sep 2006: $10 million; Mar 2006: $5 million)).  The 2005 year numbers do not include any adjustment to retrospectively calculate the AIFRS impact on the derivatives associated with the Group’s funding.

Net unrealised loss (balance sheet position)	Sep 06	Mar 06	Sep 05
	$m	$m	$m
Non-compliant hedges	84	102	129
Ineffective portion of effective cash flow and fair value hedges	11	24	15
Net unrealised loss (balance sheet position)	95	126	144

	Half year	Half year	Full year	Full year
Ineffective hedge fair value gains (income statement)	Sep 06	Mar 06	Sep 06	Sep 05
	$m	$m	$m	$m
Non-compliant hedges	18	27	45	36
Ineffective portion of effective cash flow and fair value hedges	13	(9)	4	8
Ineffective hedge fair value gains (before tax)	31	18	49	44
Ineffective hedge fair value gains (after tax)	21	13	34	31

In 2007 ineffective hedge fair value gains/losses will include mark to market gains/losses on NZD revenue hedges - refer page 26.

AIFRS 2005 adjustments

The Group implemented accounting policies in accordance with AIFRS on 1 October 2004, except for those relating to financial instruments and insurance contracts, which were implemented on 1 October 2005.  The 2005 comparatives for these standards have not been restated in the statutory accounts.  To assist readers to understand the core business performance on a comparable basis, ANZ has adjusted the 2005 figures to be comparable with the 2006 year result within the Chief Financial Officer’s and Business Performance Reviews.  The major adjustments are to the provision for credit impairment and recognition of fees as effective yield adjustments to net interest.  No adjustment has been made to retrospectively calculate the AIFRS impact on the derivatives associated with the Group’s funding on the basis of impracticability.

Full details of the impact of transition to AIFRS are set out in the 31 March 2006 Consolidated Financial Report and Dividend Announcement.

Summary of major AIFRS impacts

The following table reconciles comparative AIFRS (statutory) numbers with equivalent figures on a comparable AIFRS basis, including the impact of AASB 139.

Full
year
Sep 05
$M
Net interest income (statutory basis)	5,818
Fees recognised as an adjustment to yield(1)	622
Reclassified hybrid financial instruments(2)	(66)
Other	(3)
Net interest income (comparable AIFRS basis)	6,371

Other operating income (statutory basis)	3,578
Fees recognised as an adjustment to yield(1)	(635)
Derivatives and hedging(3)	44
Other	6
Other operating income (comparable AIFRS basis)	2,993

Operating income (statutory basis)	9,396
Total AIFRS income adjustments	(32)
Operating income (comparable AIFRS basis)	9,364

Operating expenses (statutory basis)	(4,418)
Other	—
Operating expenses (comparable AIFRS basis)	(4,418)

Profit before credit impairment and income tax (statutory basis)	4,978
Total AIFRS adjustments (net total of identified above)	(32)
Profit before credit impairment and income tax (comparable AIFRS basis)	4,946

Provision for credit impairment (statutory basis)	(580)
Movement in credit loss provisioning(4)	15
Provision for credit impairment (comparable AIFRS basis)	(565)

Profit before income tax (statutory basis)	4,398
Total AIFRS profit before income tax adjustments	(17)
Profit before income tax (comparable AIFRS basis)	4,381

Income tax expense and minority interest (statutory basis)	(1,223)
Tax on AIFRS adjustments	(14)
Income tax expense and minority interest (comparable AIFRS basis)	(1,237)

Net profit (statutory basis)	3,175
AIFRS net profit adjustments	(31)
Net profit (comparable AIFRS basis)	3,144

(1).     Reclassification of fees and commissions against interest income and measured on the effective yield basis

(2).     Reclassification of interest expense on reclassification of ANZ StEPS from equity to debt

(3).     Measuring derivatives on a fair value basis and the reclassification of interest expense on non-hedged derivatives to other income

(4).     Restatement of credit loss provisions

Income and expenses

Net Interest Income

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 06	year	year	Sep 06
	Sep 06	Mar 06	v. Mar 06	Sep 06	Sep 05	v. Sep 05
	$M	$M	%	$M	$M	%
Net interest income ($M)	3,575	3,368	6%	6,943	5,818	19%
Average interest earning assets ($M)	305,962	294,364	4%	300,179	253,183	19%
Net interest margin (%)	2.33	2.29		2.31	2.30
Net interest income (adjusted for AIFRS 2005 adjustments(1))	3,575	3,368	6%	6,943	6,371	9%
Average interest earning assets(2) ($M)
(adjusted for AIFRS 2005 adjustments(1))	305,962	294,364	4%	300,179	265,981	13%
Net interest margin (adjusted for AIFRS 2005 adjustments(1))	2.33	2.29		2.31	2.40

(1).     Refer footnote 1 on page 11

(2).     AIFRS 2005 adjustments include the reclassification of customers liability for acceptance from non-interest earning to interest earning (2005: $13.3 billion) to be consistent with the classification of commercial bill fees as interest.  Average balance sheets adjusted for AIFRS 2005 adjustments are included as Supplementary Information on pages 92 to 96

•                  2006 result

Net interest income at $6,943 million was 19% ($1,125 million) higher than the 2005 year.  After adjusting for non-core items and AIFRS 2005 adjustments, core net interest income was 9% ($572 million) higher than the 2005 year.

Volume

Average interest earning assets increased 19%.  After adjusting for AIFRS 2005 adjustments, average interest earning assets increased 13%:

•                  Average net advances grew by $23.6 billion (10%).  Growth in Australia was attributable to: Personal ($13.4 billion or 12%), with $10.2 billion or 12% in Mortgages; and Institutional Australia ($6.1 billion or 12%) with $1.2 billion or 10% in Corporate Banking, $1.2 billion or 13% in Business Banking, $1.8 billion or 8% in Debt Products Group and Non-continuing Businesses (-$0.8 billion).  New Zealand’s average net advances increased by $4.1 billion or 7% ($8.4 billion or 13% in NZD terms).  Average net advances grew by $0.8 billion (9%) in Overseas Markets.

•                  Other interest earning assets increased $10.6 billion (32%), driven by higher levels of liquid assets ($3.8 billion), trading securities ($4.6 billion), available-for-sale assets and interbank lending ($2.2 billion).

Average deposits and other borrowings grew $17.1 billion or 9%.  Growth in Australia was attributable to: Personal ($5.5 billion or 10%), with $4.1 billion or 11% in Banking Products and $1.2 billion or 12% in Esanda; Institutional Australia ($3.1 billion or 8%) with $0.9 billion or 12% in Corporate Banking, $0.8 billion in Business Banking and $0.7 billion or 5% in Trade and Transaction Services Australia; and $4.2 billion or 24% in Treasury.  Average deposits and other borrowings decreased in New Zealand $0.5 billion or 0.8% ($2.6 billion increase or 5% in NZD terms which comprised core deposits growth of 12%, partially offset by a decrease in Treasury Certificates of Deposits and Commercial Paper due to a switch to longer term funding).  Average deposits and other borrowings grew ($4.7 billion or 24%) in Overseas Markets, with exchange rate impacts $0.3 billion.

Margin

Net interest average margin was up 1 basis point to 2.31%, however, core net interest margin adjusted for AIFRS 2005 adjustments reduced 9 basis points from the 2005 year:

•      AIFRS 2005 adjustments (+10 basis points)

Changes predominantly reflect the inclusion of certain fees as net interest income, partially offset by interest expense on Hybrid securities, reported as debt instruments under AIFRS, and the inclusion of acceptances in average interest earning assets.

•      Funding mix (-5 basis points)

Margins were down due to substitution of wholesale funding for customer deposits (2 basis points) and a decrease in net non-interest bearing items (3 basis points).

•      Asset mix (-3 basis points)

Reduction in margin was due to an increase in the proportion of lower yielding liquid assets and trading securities in Group Treasury and Institutional (3 basis points), with offsetting impacts between changes in the proportion of higher yielding Esanda and Mortgage lending.

•      Competition (-8 basis points)

Competitive pressures reduced margins, mainly in Australian and New Zealand Mortgages (3 basis points) and Institutional lending (1 basis point) with slight margin reductions in Corporate and Business Banking and Rural portfolios (1 basis point).  In addition, customer migration to lower yielding credit cards reduced the net interest margin (1 basis points), together with migration into high yielding customer deposits principally in New Zealand (2 basis points).

•      Wholesale rates  (+3 basis points)

Wholesale rate movements benefited margins with less basis risk in variable rate mortgages and credit cards together with increased earnings on the investment of capital and rate insensitive deposits (3 basis points).

•                  Other items (+4 basis points) include:

•                  higher earnings from foreign exchange revenue hedging (+2 basis points or $58 million)

•                  release of a provision relating to prior year income in Institutional (+1 basis point)

•                  reduced effective yield fee income (-2 basis point)

•                  other impacts include lower funding costs associated with unrealised trading gains, interest received on tax refunds, increase in the proportion of credit cards earning interest and a reduction in the proportion of retail broker payments (+3 basis points)

•                  Comparison with March 2006 half

Net interest income increased $207 million (6%) over the March 2006 half.

Volume

Average interest earning assets increased $11.6 billion (4%):

•                  Average net advances grew by $9.4 billion (4%).  Growth in net advances in Australia was attributable to: Personal ($7.4 billion or 6%), with $5.8 billion or 6% in Mortgages; and Institutional Australia ($2.9 billion or 5%), with $0.5 billion or 4% in Corporate Banking, $0.8 billion or 8% in Business Banking, $1.2 billion or 5% in Debt Products Group, $0.2 billion in Trade and Transaction Services Australia and Non-continuing Businesses (-$0.3 billion).  New Zealand’s average net advances decreased by $1.4 billion or 2% (increased $5.0 billion or 7% in NZD terms).  Average net advances increased by $0.8 billion (9%) in Overseas Markets.

•                  Other interest earning assets increased $2.2 billion (6%), driven by higher levels of liquid assets ($1.0 billion) and trading securities ($2.1 billion), offset by a decrease in available-for-sale assets and interbank lending ($0.9 million).

Average deposits and other borrowings grew $6.1 billion or 3%.  Growth in Australia was attributable to: Personal ($2.9 billion or 5%), with $2.0 billion or 5.2% in Banking Products; and Institutional Australia ($2.6 billion or 7%), with $0.4 billion or 5% in Corporate Banking, $0.5 billion or 6% in Business Banking and $1.4 billion or 9% in Trade and Transaction Services Australia; and $4.0 billion or 20% in Treasury.  Average deposits and other borrowings decreased in New Zealand $3.0 billion or 6% (increased $2.2 billion or 4.0% in NZD terms comprising core deposits growth of 6%, partially offset by a decrease in Treasury Certificates of Deposits and Commercial Paper due to a switch to longer term funding).  Average deposits and other borrowings decreased ($0.4 billion or 2.0%) in Overseas Markets with exchange rate impact of $0.2 billion.

Margin

Net interest average margin increased 4 basis points from the March 2006 half:

•      Funding mix (unchanged)

Stable proportions of wholesale and customer funding within the portfolio.

•      Asset mix (unchanged)

Modest increase in the proportions of low yielding liquid assets and trading securities.

•      Competition (-3 basis points)

Competitive pressures reduced margins, mainly in Australian and New Zealand Mortgages (1 basis point) and Corporate Banking, Business Banking and Rural portfolios (1 basis point).  In addition, migration to high yielding customer deposits and lower rate credit cards reduced margin (1 basis point).

•      Wholesale rates (unchanged)

Increased income on the investment of capital and rate insensitive deposits (+1 basis points) offset by a reduction in non-traded interest rate risk earnings, with minimal impacts from basis risk in variable rate mortgages and credit cards.

•      Other items (+7 basis points) include:

•                  Higher earnings from foreign exchange revenue hedging (+3 basis points or $52 million)

•                  Funding costs associated with unrealised trading gains decreased $64 million, captured as an improvement in net interest margin (+4 basis points), however it is directly offset by an equivalent decrease in trading income.

•                  Release of revenue relating to prior year income in Institutional in the March 2006 half (-2 basis points).

•                  Other impacts include reduced effective yield fee income (-1 basis point), an increase in the proportion of credit cards earning interest and interest received on tax refunds (+3 basis points).

Other Operating Income

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 06	year	year	Sep 06
	Sep 06	Mar 06	v. Mar 06	Sep 06	Sep 05	v. Sep 05
	$M	$M	%	$M	$M	%
Other operating income
Total fee income	1,116	1,029	8%	2,145	1,979	8%
Foreign exchange earnings	220	227	-3%	447	454	-2%
Profit on trading instruments	65	144	-55%	209	132	58%
Other	182	163	12%	345	370	-7%
Core other operating income	1,583	1,563	1%	3,146	2,935	7%
AIFRS 2005 adjustments(1)	n/a	n/a	n/a	n/a	585	n/a
Ineffective hedge fair value gains(1)	31	18	72%	49	44	11%
Significant items(1)	—	14	-100%	14	14	0%
Total other income	1,614	1,595	1%	3,209	3,578	-10%

(1)       Refer footnote 1 on page 11

•                  2006 result

Other operating income decreased $369 million (10%).  After adjusting for AIFRS 2005 adjustments and non-core items (refer pages 13 to 15 for details), core other operating income increased $211 million (7%).  The following explanations are based on core other operating income:

•      Fee income increased $166 million (8%).

•                  Lending fee income increased $25 million (6%) largely in Personal where Mortgages increased $11 million driven by asset lending growth and Banking Products increased $7 million as a result of growth in the number of transaction accounts.  New Zealand increased $5 million (NZD increase $10 million) largely in NBNZ Retail.  Institutional increased $2 million.  Trade and Transaction Services increased $10 million due to increased volumes in International Trade Finance, which was offset by a reduction in Debt Product Group due to lower loan administration fees.

•                  Non-lending fee income increased $141 million (9%):

•                  Personal increased $123 million (16%).  Consumer Finance increased $54 million (13%) principally due to volume growth.  Investment and Insurance Products increased $30 million (26%) from income generated by financial planners.  Banking Products increased $23 million (20%) driven by new product initiatives together with strong new transaction deposit growth.  Esanda grew $5 million due to higher predetermination fee income.

•                  Institutional increased $16 million (4%).  Trade and Transaction Services grew $9 million (5%) due to business growth from new channels and the custody business.  Markets increased $8 million due to debt capital market deals.

•                  Partnerships & Private Bank increased $10 million mainly due to a 37% increase in cards issued in Indonesia.

•                  New Zealand decreased $7 million (NZD increase of $15 million, 4%) with growth across card and transaction fees offset by exchange rate movements.

•                  Foreign exchange earnings decreased $7 million (2%) mainly in Institutional Markets due to lower foreign exchange swap and spot earnings which were offset by increased profit on trading instruments.  This was partially offset in Markets in New Zealand with gains in spot and foreign exchange forward products associated with NZD and interest rate volatility and in Trade and Transaction Services as a result of continuing growth particularly from international payments revenue.

•                  Profit on trading instruments increased $77 million.  Institutional increased $40 million with Markets increasing $49 million driven by strong growth in Australia and New Zealand associated with increased activity and positioning to take advantage of interest rate and currency volatility.  In addition Markets increased due to the profit offsetting the foreign exchange loss referred to above.  Included in the Markets increase was a $15 million reduction due to unrealised losses in Australia and New Zealand which were offset by the funding benefit from realised cash flows included in net interest income.  Debt Product Group decreased $10 million due to costs incurred in managing the portfolio.  In addition, the 2005 year included a $32 million cost from the hedge of capital investment earnings in INGA which ceased in October 2005.

•                  Other operating income decreased $25 million (7%):

•                  Partnerships & Private Bank decreased $32 million reflecting the impact of the expiration of transitional tax relief and lower capital investment earnings on the INGA result as well as lower PT Panin equity accounted earnings.

•                  New Zealand decreased $17 million which includes a $7 million gain in 2005 resulting from the alignment of revenue recognition on leases in the New Zealand Fleet business with Group accounting policies, UDC losses on sale of operating lease vehicles and lower profits from ING NZ offset by a $5 million profit due to the sale of MasterCard shares.

•                  Personal increased $15 million largely in Mortgages from higher sales volumes and associated LMI policy premiums.  A $9 million increase in Consumer Finance due to the sale of MasterCard shares was offset by a $9 million reduction in Esanda mainly as a result of the impact from the fall in secondhand car prices.

•                  Non-continuing businesses increased $10 million mainly as a result of a gain from settlement of warranties relating to the sale of the London headquartered project finance business and a $4 million gain on the sale of power assets.

•                  Institutional increased $2 million with a $11 million increase in Corporate and Structured Financing, which included a $6 million gain on sale of power assets, offset by the impact of the $10 million gain on sale of Sydney Futures Exchange shares in 2005.

•                  Movements in average exchange rates over the September 2005 year decreased total other income by $28 million.

•                  Total Markets income is impacted by mix impacts between the categories within other operating income and net interest income.  The effect for the 2006 year largely offset each other and was to decrease total other income by $15 million (offset in net interest income).

•                  Comparison with March 2006 result

Other operating income increased $19 million (1%).  Core other operating income increased $20 million (1%) after excluding non-core items (refer pages 13 to 15 for details).  The following explanations are based on core other operating income:

•      Fee income increased $87 million (8%).

•                  Lending fee income was flat.  Institutional decreased $13 million with a change in business mix in Corporate and Structured Financing (higher non-lending fees) and lower administration fees in Debt Products Group.  Personal increased $11 million including a $4 million increase in Mortgages driven by lending growth and a $3 million increase in Esanda due to fee initiatives.

•                  Non-lending fee income increased $87 million (11%):

•                  Personal increased $66 million (16%), of which $35 million in Consumer Finance was driven principally by volume growth initiatives.  Banking Products increased $14 million driven by product initiatives together with strong new transaction deposit growth.  Investment and Insurance Products increased $10 million due to an increase in income generated by financial planners.

•                  Institutional increased $32 million (17%).  Corporate and Structured Financing increased $28 million from strong deal flow.

•                  New Zealand decreased $14 million (NZD increase of $4 million) due to the impact of movements in exchange rates.

•                  Foreign exchange earnings decreased $7 million (3%) mainly in Institutional as a result of strong first half earnings in Markets associated with large currency volatility, particularly in New Zealand ($32 million).  This was partially offset by the close out of a large foreign exchange swap and spot position and the corresponding take up of a derivative trading profit (reducing foreign exchange earnings and increasing profit on trading income) in the first half ($24 million).

•      Profit on trading instruments decreased $79 million:

•                  Markets decreased by $71 million due to unrealised losses in Australia and New Zealand of $64 million which are offset by the funding benefit from realised cash flows included in net interest income.  In addition, the first half included the $24 million profit on trading instruments offsetting the lower foreign exchange swap and spot earnings (see above).  Institutional sales increased $18 million associated with the closure of a number of large deals.

•                  Debt Product Group decreased $8 million due to costs incurred in managing the portfolio.

•      Other operating income increased $19 million (12%):

•                  Personal increased $27 million.  Esanda increased $10 million due largely to the impact of a fall in secondhand car prices recorded in the first half.  Mortgages increased $9 million from higher sales volumes and associated LMI policy premiums.  Consumer Finance increased mainly due to the $9 million profit from the sale of MasterCard shares.

•                  Partnerships & Private Bank increased $12 million.  INGA equity accounted income rose $5 million reflecting increased funds under management.  International Partnerships increased $4 million due to equity accounted income from Tianjin City Commercial Bank.

•                  Institutional increased $6 million.  Markets increased $7 million due to bond sales.

•                  Non-continuing businesses decreased $20 million as the first half included a $12 million gain from settlement of the sale warranties relating to the sale of the London headquartered project finance business and a $4 million gain on sale of power assets.

•      Movements in average exchange rates over the March 2006 half year decreased total other income by $36 million.

•                  The total Markets mix impact (referred to above), in comparison with the March 2006 result, was to decrease total other income by $64 million (offset in net interest income).

Expenses

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 06	year	year	Sep 06
	Sep 06	Mar 06	v. Mar 06	Sep 06	Sep 05	v. Sep 05
	$M	$M	%	$M	$M	%
Operating expenses
Personnel expenses	1,366	1,341	2%	2,707	2,493	9%
Premises expenses	208	205	1%	413	390	6%
Computer expenses	285	258	10%	543	541	0%
Other expenses	464	433	7%	897	867	3%
Restructuring costs	23	22	5%	45	49	-8%
Core operating expenses	2,346	2,259	4%	4,605	4,340	6%
ANZ National Bank incremental integration costs(1)	—	39	-100%	39	78	-50%
Significant items - settlement of NHB insurance claim	—	(113)	-100%	(113)	—	n/a
Total operating expenses	2,346	2,185	7%	4,531	4,418	3%
Total employees	32,256	31,063	4%	32,256	30,976	4%

(1).     For March 2006 these costs are personnel costs of $22 million (2005: $36 million), computer costs of $6 million (2005: $17 million), and other costs of $11 million (2005: $25 million)

•                  2006 result

Operating expenses increased $113 million (3%) over the 2005 year.  After adjusting for non-core items (refer page 13 for details of non-core items), core operating expenses increased $265 million (6%).  The following explanations exclude non-core items:

•                  Personnel expenses increased $214 million (9%) as a result of annual salary increases and a 4% increase in staff numbers mainly in the following business units:

•                  Personal staff numbers increased 6%. Consumer Finance increased 8% to deal with increased volumes and cards initiatives.  Branch Network staff numbers increased 6% due to the opening of 25 new branches under the Branch Investment Program coupled with extending opening hours for an additional 86 branches.  Mortgages increased 8% due to increased volumes.  Investment and Insurance Products increased 16% over the year due mainly to recruitment of financial planners.

•                  Institutional staff numbers increased 7% due to a 24% increase in Markets primarily reflecting the strategy to drive business growth and increased staff for IT projects.  Trade and Transaction Services increased 8% reflecting investment in business platforms and short-term parallel runs of a new operations site.

•                  Partnership & Private Bank increased 29% driven mainly by the expansion program in Cambodia and increasing specialist staff to follow the growth agenda in Private Banking.

•                  Premises costs increased $23 million (6%) reflecting additional space requirements and opening of 25 new branches.  There was also a $6 million increase in the cost of security services.

•                  Computer costs increased $2 million.  Depreciation charges in Operations, Technology and Shared Services and Personal were lower principally as a result of asset write-downs in 2005 and assets fully depreciating.  Offsetting this were increases in Mortgages due to re-assessment of software projects, Trade and Transaction Services and Markets due to investment in new platforms, and Consumer Finance due to additional ATM and merchant terminals.

•                  Other expenses increased $30 million:

•                  Travel expenses increased $16 million with small increases spread across most business units.

•                  Advertising spend increased $14 million including expenditure on the  ANZ NOW  and  ATM  advertising campaigns and Consumer Finance expenditure due to the launch of new products including Visa Debit Card.

•                  Movements in exchange rates reduced costs by $55 million.

•                  Comparison with March 2006 half

Operating expenses increased $161 million (7%) or $87 million (4%) adjusting for non-core items (refer page 13 for details).  The following explanations exclude non-core items:

•                  Personnel costs were up $25 million (2%) with a 4% increase in staff numbers.  The increase included a $28 million benefit from movement in NZD exchange rates.  Increases in staff numbers were mainly in the following business units:

•                  Personal increased 4%.  Consumer Finance increased by 8% to deal with increased volumes and cards initiatives.  Retail Banking staff numbers increased 5% due to opening of 14 new branches under the Branch Investment Program together with extending opening hours of branches.  Investment and Insurance Products increased 8% due mainly to recruitment of financial planners.

•                  Institutional increased 5% mainly due to a 15% increase in Markets primarily reflecting the strategy to drive business growth.  Trade and Transaction Services increased 6% reflecting business expansion particularly in Custodian Services and Trade Finance businesses.

•                  Partnership & Private Bank increased 19% driven mainly by the expansion program in Cambodia and Private Banking increased 26% to bring forward the growth agenda.

•                  Premises costs increased $3 million (1%) driven by higher rental expense reflecting additional space requirements and opening of new branches.

•                  Computer costs increased $27 million (10%) due to the timing impact of higher software maintenance fees in the second half and re-assessment of software projects in Mortgages.

•                  Other expenses were $31 million (7%) higher. Advertising increased $15 million which included the launch of the Visa Debit Card and an increased advertising campaign in New Zealand.  Professional fees were up $10 million with Operations, Technology and Shared Services increasing $5 million due to a range of initiatives and Esanda increasing $4 million due to a review of Esanda’s Auto Finance business.  Travel expenses increased $8 million with small increases spread across most business units.  Card processing expense increased $5 million mainly due to microchip rollout costs.  Non lending losses decreased $17 million with the first half higher due to Institutional and New Zealand (the latter included a NZD 10 million Commerce Commission settlement impact).

•                  Movements in exchange rates reduced cost growth by $52 million.

Credit Risk

Provision for credit impairment charge

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 06	year	year	Sep 06
	Sep 06	Mar 06	v. Mar 06	Sep 06	Sep 05	v. Sep 05
	$M	$M	%	$M	$M	%
Personal	173	168	3%	341	351	-3%
Institutional	7	51	-86%	58	136	-57%
New Zealand Businesses	1	4	-75%	5	158	-97%
Partnerships & Private Bank	16	9	78%	25	17	47%
Non-continuing businesses	(14)	(8)	75%	(22)	(97)	-77%
Core provision for credit impairment charge	183	224	-18%	407	565	-28%
AIFRS 2005 adjustments(1)	n/a	n/a	n/a	n/a	15	n/a
Provision for credit impairment charge	183	224	-18%	407	580	-30%

(1)       Refer page 15

Individual provision charge

The individual provision charge was $338 million, down $19 million from the September 2005 year.  This decrease was principally driven by increased recoveries and writebacks in Institutional and lower single name provisions in New Zealand.  This was partially offset by growth and moderately higher risk in Personal, driven mainly by credit cards and lower recovery rates in Esanda due to falling used car prices and lower writebacks and recoveries in the non-continuing businesses.

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 06	year	year	Sep 06
	Sep 06	Mar 06	v. Mar 06	Sep 06	Sep 05	v. Sep 05
	$M	$M	%	$M	$M	%
Personal	145	116	25%	261	223	17%
Institutional	(7)	56	large	49	62	-21%
New Zealand Businesses	8	11	-27%	19	101	-81%
Partnerships & Private Bank	15	8	88%	23	12	92%
Non-continuing businesses	(11)	(3)	large	(14)	(41)	-66%
Individual provision charge	150	188	-20%	338	357	-5%
AIFRS 2005 adjustments(1)	n/a	n/a	n/a	n/a	—	n/a
Individual/specific provision charge	150	188	-20%	338	357	-5%

(1)       Refer page 15

Collective provision charge

The collective provision charge was $69 million, down $154 million from the September 2005 year or $139 million on a comparable basis after AIFRS 2005 adjustments.

The Group charge for the year was driven by strong asset growth, changes in portfolio risk and a reduced benefit from non-continuing businesses following the sale of offshore project finance assets.  This was partially offset by a decline in the scenario impact provision taken in 2005 to reflect the risk change of materially higher and sustained oil prices, which are now flowing into risk measured collective or individual provisions.

The risk increase was predominantly in Personal due to strong growth in low rate cards, which have a slightly higher risk/return; and moderately higher losses in Esanda as higher petrol prices reduce recovery rates on defaulted loans as resale values have fallen in some vehicle classes.  New Zealand benefited from strong relative growth in lower risk mortgage products and improvement in personal loans and cards (low rate card products were only introduced late in the financial year).  New Zealand continues to be supported by stable economic conditions that are being closely watched for any signs of weakening.

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 06	year	year	Sep 06
	Sep 06	Mar 06	v. Mar 06	Sep 06	Sep 05	v. Sep 05
	$M	$M	%	$M	$M	%
Lending growth	61	70	-13%	131	147	-11%
Risk profile	22	(5)	large	17	(49)	large
Portfolio mix	(2)	8	large	6	25	-76%
Scenario impact(1)	(45)	(32)	41%	(77)	141	large
Non-continuing business	(3)	(5)	-40%	(8)	(56)	-86%
Collective provision charge	33	36	-8%	69	208	-67%

(1)       Scenario impact includes oil price shock and offshore risk provision in 2005 and the modelled unwind of the oil price shock provision in 2006 to offset the emergence of related Individual and Collective provisions from these scenario impacts

The analysis of the collective provision charge by business unit is set out below:

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 06	year	year	Sep 06
	Sep 06	Mar 06	v. Mar 06	Sep 06	Sep 05	v. Sep 05
	$M	$M	%	$M	$M	%
Collective (general) provision charge
Personal	28	52	-46%	80	128	-38%
Institutional	14	(5)	large	9	74	-88%
New Zealand Businesses	(7)	(7)	0%	(14)	57	large
Partnerships & Private Bank	1	1	0%	2	5	-60%
Non-continuing businesses	(3)	(5)	-40%	(8)	(56)	-86%
Collective provision charge	33	36	-8%	69	208	-67%
AIFRS 2005 adjustments(1)	n/a	n/a	n/a	n/a	15	n/a
Collective (general) provision charge	33	36	-8%	69	223	-69%

(1)       Refer page 15

Expected loss

Management believe that disclosure of modelled expected loss data will assist readers in determining the longer term expected loss rates on the lending portfolio as they remove the volatility in reported earnings created by the use of AIFRS credit loss provisioning.  The expected loss concept also aligns with the Basel II advanced approach to capital management.  ANZ uses the expected loss methodology internally for economic value added (EVA) reporting and as a factor when determining the dividend payout ratio.  Expected loss outcomes are subject to change as Basel II validation work is completed.

The Group’s expected loss was $691 million, an increase of $111 million (19%) over the September 2005 year.  This increase was primarily driven by strong growth in Personal including the strategic risk shift into lower rate credit cards and by a slightly higher risk profile in Esanda largely driven by the falling value of secondhand vehicles reducing recovery rates on defaulted facilities.  Partnerships & Private Bank also increased due to strong growth and risk changes within the Indonesian credit cards portfolio.  The non-continuing businesses expected loss reduced during 2006, however the expected loss rate increased over this period due to a large decrease in average net lending assets.

	% of	Half	Half	Full	Full
	Group Net	year	year	year	year
	Advances	Sep 06	Mar 06	Sep 06	Sep 05
Expected loss by segment(1)
Personal	49%	0.28%	0.26%	0.27%	0.23%
Institutional	27%	0.30%	0.30%	0.30%	0.29%
New Zealand Businesses	23%	0.16%	0.18%	0.17%	0.19%
Partnerships & Private Bank	<1%	2.60%	1.62%	2.13%	1.29%
Non-continuing businesses	<1%	0.33%	0.46%	0.41%	0.22%
Total	100%	0.27%	0.26%	0.27%	0.25%
Expected loss ($million)		357	334	691	580

(1)       Expected loss = Annualised expected loss divided by average net lending assets

Gross non-performing loans

Gross non-performing loans increased to $661 million, up $19 million from $642 million as at 30 September 2005.  This increase was largely driven by two new accounts in Institutional during the first half of 2006, partially offset by lower  non-performing loans in New Zealand and strong asset realisations and writeoffs in the non-continuing businesses.

				Movt	Movt
	As at	As at	As at	Sep 06	Sep 06
Gross non-performing loans	Sep 06	Mar 06	Sep 05	v. Mar 06	v. Sep 05
	$M	$M	$M	%	%
Personal	147	135	136	9%	8%
Institutional	408	440	272	-7%	50%
New Zealand Businesses	99	138	187	-28%	-47%
Partnerships & Private Bank	7	5	3	40%	large
Non-continuing businesses	—	8	44	-100%	-100%
Total gross non-performing loans	661	726	642	-9%	3%

Net non-performing loans

Net non-performing loans are $382 million (Sep 2005: $386 million) representing 1.9% of shareholders  equity as at 30 September 2006 (Sep 2005: 2.0%).  The Group has an individual provision coverage ratio of 42%.

				Movt	Movt
	As at	As at	As at	Sep 06	Sep 06
Net non-performing loans	Sep 06	Mar 06	Sep 05	v. Mar 06	v. Sep 05
	$M	$M	$M	%	%
Personal	64	58	64	10%	0%
Institutional	267	279	161	-4%	66%
New Zealand Businesses	51	77	117	-34%	-56%
Partnerships & Private Bank	—	—	—	n/a	n/a
Non-continuing businesses	—	7	45	-100%	-100%
AIFRS 2005 adjustments	—	—	(1)	n/a	-100%
Total net non-performing loans	382	421	386	-9%	-1%
Individual provision coverage	42%	42%	40%	0%	5%

Income Tax Expense

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 06	year	year	Sep 06
	Sep 06	Mar 06	v. Mar 06	Sep 06	Sep 05	v. Sep 05
	$M	$M	%	$M	$M	%

Income tax expense on profit	780	742	5%	1,522	1,220	25%
Effective tax rate	29.3%	29.1%		29.2%	27.7%
Income tax expense on cash profit(1)	770	716	8%	1,486	1,247	19%
Effective tax rate (cash profit(1))	29.3%	29.2%		29.3%	28.3%

(1)       Refer footnote 1 on page 11

•                  2006 result

The Group’s income tax expense increased by $302 million to $1,522 million resulting in an effective tax rate of 29.2%, an increase of 1.5% from the September 2005 year.  The increase mainly reflects the run-off of structured finance transactions.  The September 2005 year included the non-taxability of profit on sale of NBNZ Life and Funds Management Businesses.

Adjusted for AIFRS 2005 adjustment and non-core items, income tax expense increased by $239 million resulting in an effective tax rate of 29.3%, an increase of 1.0% from the September 2005 year.  This increase mainly reflects the run-off of structured financing transactions.

•                  Comparison with March 2006 half

The Group’s effective tax rate for the half year ended September 2006 increased 0.2%, with the AIFRS and non-core adjusted rate increasing 0.1% from the March 2006 half year.

Earnings per share

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 06	year	year	Sep 06
	Sep 06	Mar 06	v. Mar 06	Sep 06	Sep 05	v. Sep 05
	$M	$M	%	$M	$M	%
Earnings per share(1) (cents)
Basic	101.6	98.4	3%	200.0	169.5	18%
Diluted	98.5	95.5	3%	194.0	164.4	18%

Cash earnings per share
Net profit attributable to shareholders of the Company ($M)	1,877	1,811	4%	3,688	3,175	16%
Less: non-core items included in profit after tax(2) ($M)	(21)	(80)	-74%	(101)	7	large
AIFRS 2005 Adjustments(2) ($M)	n/a	n/a	n/a	n/a	(31)	n/a
Cash Profit ($M)	1,856	1,731	7%	3,587	3,151	14%
Preference share adjustments(3) ($M)	(15)	(12)	25%	(27)	(18)	50%
Earnings adjusted for non-core items and AIFRS 2005 adjustments ($M)	1,841	1,719	7%	3,560	3,133	14%
Weighted average number of ordinary shares (M)	1,832.2	1,828.4	0%	1,830.3	1,823.7	0%
Cash earnings per share (cents)	100.5	94.0	7%	194.5	171.8	13%

(1)       Refer page 79 for full calculation

(2)       Refer pages 13 to 15

(3)       The EPS calculation excludes the Euro preference shares

2006 full year earnings per share increased 18.0% (30.5 cents) to 200.0 cents over full year 2005.  Cash EPS for the Group increased 13.2% or 22.7 cents over full year 2005.  The main drivers of the increase in cash EPS on full year 2005 are:

•                  Growth in continuing business profit before credit impairment (after tax) and preference shares contributed 11.6%

•                  Reduction in the continuing businesses credit impairment charge (after tax) contributed 4.8%

•                  Partly offset by non-continuing businesses (2.8%) and the dilution by the increase in number of shares (0.4%)

September 2006 half year earnings per share increased 3.3% (3.2 cents) on the March 2006 half.  Cash EPS for the Group increased 6.9% or 6.5 cents on the March 2006 half.  The main drivers of the increase in cash EPS on the March 2006 half are:

•                  Growth in continuing business profit before credit impairment (after tax) contributed 6.9%

•                  Reduction in the continuing businesses credit impairment charge (after tax) contributed 1.4%

•                  Partly offset by non-continuing businesses (1.2%) and the dilution by the increase in number of shares (0.2%)

Dividends

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 06	year	year	Sep 06
	Sep 06	Mar 06	v. Mar 06	Sep 06	Sep 05	v. Sep 05
	$M	$M	%	$M	$M	%
Dividend per ordinary share (cents)
Interim (fully franked)	n/a	56	n/a	56	51	10%
Final (fully franked)	69	n/a	n/a	69	59	17%
Total	69	56	23%	125	110	14%

Ordinary share dividend payout ratio (%)	68.0%	56.9%		62.6%	65.0%
Net profit after tax ($M)	1,877	1,811	4%	3,688	3,175	16%
Non-core items(1) and AIFRS 2005 adjustments ($M)	(21)	(80)	-74%	(101)	(24)	large
Cash(1) profit ($M)	1,856	1,731	7%	3,587	3,151	14%
Dividend payout ratio of cash(1) profit (%)	68.8%	59.6%		64.4%	64.1%

(1)       Refer footnote 1 on page 11

The Directors propose that a final dividend of 69 cents be paid on each ordinary share, up 10 cents (17%) on the 2005 final dividend broadly in line with the growth in Cash EPS (adjusted for non-core items and AIFRS 2005 adjustments).  The proposed final dividend will be fully franked.

The Group has a dividend reinvestment plan and a bonus option plan.  Participation in these plans is limited to 50,000 shares in each plan.  Election notices for these plans must be received by 5.00 pm (AEST) on the record date, namely, 15 November 2006.  It is proposed that the final dividend will be payable on 15 December 2006.  Dividends payable to shareholders with a registered address in Great Britain (including the Channel Islands and the Isle of Man) and New Zealand will be converted to their local currency at ANZ’s daily forward exchange rate at the close of business on the fifth ASX trading day immediately following the record date for value on the payment date.

The Group expects current timing differences will generate future franking credits and therefore the Group expects it will be able to maintain full franking for the foreseeable future.

EVA Reconciliation

One measure of shareholder value is EVATM (Economic Value Added) growth relative to prior periods.  EVATM for the year ended 30 September 2006 at $2,082 million was up $171 million on the year ended 30 September 2005, and up $56 million on the March 2006 half.

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 06	year	year	Sep 06
	Sep 06	Mar 06	v. Mar 06	Sep 06	Sep 05	v. Sep 05
	$M	$M	%	$M	$M	%
EVATM
Net profit after tax	1,877	1,811	4%	3,688	3,175	16%
AIFRS 2005 adjustments and non-core items(1)	(21)	(80)	-74%	(101)	(24)	large
Cash Profit	1,856	1,731	7%	3,587	3,151	14%
Credit cost adjustment	(120)	(74)	62%	(194)	(4)	large
Economic profit	1,736	1,657	5%	3,393	3,147	8%
Imputation credits	351	313	12%	664	594	12%
Adjusted economic profit	2,087	1,970	6%	4,057	3,741	8%
Cost of ordinary capital	(1,003)	(945)	6%	(1,948)	(1,812)	8%
Cost of preference share capital	(15)	(12)	25%	(27)	(18)	50%
EVATM	1,069	1,013	6%	2,082	1,911	9%

(1). Refer footnote 1 on page 11

EVATM is a measure of risk adjusted accounting profit used for evaluating business unit performance and is a factor in determining the variable component of remuneration packages.  It is based on net profit after tax, adjusted for non-core items, credit costs, the cost of capital, and imputation credits (measured at 70% of Australian tax).  Of these, the major component is the cost of capital, which is calculated on the risk adjusted or economic capital at a rate of 11%.  At the Group level, total capital is used so the cost of capital reflects the full resources provided by shareholders.  The credit cost adjustment replaces the credit impairment charge with expected losses after tax at the rate applicable in the relevant geography.

At ANZ, economic capital is equity allocated according to a business unit’s inherent risk profile.  It is allocated for several risk categories including: credit risk, operating risk, interest rate risk, basis risk, mismatch risk, investment risk, trading risk deferred acquisition costs risk and other risk.  The methodology used to allocate capital to business units for risk is designed to help drive appropriate risk management and business strategies.

Market Risk

Below are aggregate Value at Risk (VaR) exposures at 97.5% and 99% confidence levels covering both physical and derivatives trading positions for the Bank’s principal trading centres.  Figures are converted from USD at closing exchange rates.

97.5% confidence level 1 day holding period

		High for	Low for	Ave for		High for	Low for	Ave for
	As at	period	period	period	As at	period	period	period
	Sep 06	Sep 06	Sep 06	Sep 06	Sep 05	Sep 05	Sep 05	Sep 05
	$M	$M	$M	$M	$M	$M	$M	$M
Value at risk at 97.5% confidence
Foreign exchange	0.5	1.6	0.3	0.7	0.8	1.7	0.3	0.8
Interest rate	1.7	3.2	0.8	1.8	1.3	2.2	0.2	0.9
Credit Spread	1.1	1.7	0.7	1.1	0.8	1.5	0.2	0.8
Diversification benefit	-1.4	n/a	n/a	-1.5	-1.2	n/a	n/a	-0.9
Total VaR	1.9	3.6	0.9	2.1	1.7	3.0	0.8	1.6

99% confidence level 1 day holding period

		High for	Low for	Ave for		High for	Low for	Ave for
	As at	period	period	period	As at	period	period	period
	Sep 06	Sep 06	Sep 06	Sep 06	Sep 05	Sep 05	Sep 05	Sep 05
	$M	$M	$M	$M	$M	$M	$M	$M
Value at risk at 99% confidence
Foreign exchange	0.6	2.0	0.3	0.8	0.9	2.1	0.4	1.1
Interest rate	2.0	4.4	1.3	2.4	1.7	2.8	0.2	1.2
Credit Spread	2.8	3.6	1.1	2.3	1.4	2.4	0.4	1.2
Diversification benefit	-2.9	n/a	n/a	-2.6	-1.8	n/a	n/a	-1.3
Total VaR	2.6	4.9	1.2	2.9	2.2	4.0	1.0	2.2

Revenue related cash flow hedges

The Group has used derivative instruments to hedge against the adverse impact on future offshore revenue streams from exchange rate movements.  Movements in average exchange rates, net of associated revenue hedges, resulted in an increase of $5 million in the Group’s profit after tax for 2006 (Sep 2006 half: decrease $7 million).  This included the impact of earnings from associated revenue hedges, which increased by $58 million (before tax) from 2005.  Hedge revenue is booked in the Group Centre as interest income.

From 1 October 2006, new AIFRS rules do not permit economic hedging of offshore revenue streams to be accounted for in the same manner as that permitted under first year AIFRS transitional rules or AGAAP.  As a consequence, any revenue hedges of the Group’s offshore revenue streams will be marked to market through the income statement.  In addition, AIFRS requires realised and unrealised positions on revenue hedges at 1 October 2006 to be taken directly to retained earnings.

The most significant offshore revenue stream is derived from the New Zealand geography (refer page 56) and the debt component of New Zealand Dollar intra-group funding of this business, which amounted to NZD1.77 billion at 30 September 2006.  Details of revenue hedges are set out below.

	Half	Half	Full	Full
	year	year	year	year
	Sep 06	Mar 06	Sep 06	Sep 05
	$M	$M	$M	$M
Net open position NZD (notional principal)	—	2,486	—	3,957
Amount taken to income (pre tax)
- NZD hedges	49	(3)	46	(27)
- USD hedges	—	—	—	15

All revenue hedges existing at the start of financial year 2006 were realised.  The realised gains on the hedges of future years  revenues of approximately $141 million (net of tax) have been deferred in the Hedging Reserve in equity at 30 September 2006.  In line with AIFRS requirements, these gains (which would have otherwise been reflected in the income statement in future years) were transferred directly to Retained Earnings at 1 October 2006.  In addition, NZD1.55 billion of capital hedges were established during the latter part of the financial year.  The unrealised losses on these hedges at 30 September 2006 of approximately $23 million (net of tax) have been included in the Foreign Currency Translation Reserve.  Post balance date, these capital hedges have been de-designated, and will be marked-to market through the income statement in 2007 as a partial economic hedge of the expected 2007 NZD earnings.  Approximately 95% of the anticipated 2007 NZD revenue streams (including inter-group funding) have been hedged at an effective all-in rate of NZD1.14/A$, compared to an all in rate of NZD1.10/A$ for 2006.  This will limit the expected reduction in 2007 Group earnings per share due to a possible weaker NZD to less than 1%.

The changes to the accounting requirements have had no impact on the economic position of the Group.  Whilst the marking to market of these hedges will introduce volatility going forward, the unrealised gains/losses on these hedges will be included in non-core items and excluded from Cash profit.

Balance Sheet

Total assets increased by $34.9 billion (12%) since 30 September 2005 to $335.8 billion.  Exchange rate movements accounted for a net reduction of $2.2 billion consisting of a reduction of $3.1 billion in New Zealand partly offset by an increase of $0.9 billion in Overseas Markets.  Excluding the impact of exchange rate movements, total assets increased $28.1 billion (14%) in Australia, $7.6 billion (10%) in New Zealand and $2.5 billion (25%) in Asia Pacific, offset by a reduction of $1.1 billion (10%) in other geographies.

The explanations in the table below describe movements in the major asset classes.

Liquid assets #29% (Excl Exchange Rates #29%)

Liquid assets increased by $3.4 billion to $15.0 billion at 30 September 2006.

Australia increased $3.7 billion from customer-related repurchase agreement activity in Institutional and increased liquidity in Group Treasury.  Overseas Markets decreased $0.6 billion due to a switch from bank certificates of deposit to more attractive available-for-sale assets in the United Kingdom.

Due from other financial institutions #52% (Excl Exchange Rates #51%)

Due from other financial institutions increased by $3.3 billion to $9.7 billion at 30 September 2006 due mainly to an increase in volumes of interbank lending in Australian Treasury, Singapore and New Zealand partially offset by a decrease in United Kingdom.

Trading securities #46% (Excl Exchange Rates #47%)

Trading securities volumes increased $2.9 billion to $9.2 billion at 30 September 2006 due largely to a strategic decision in Institutional to be more competitive in the Debt Capital Markets with greater focus on supporting customer issuance and investment needs.

Derivatives #41% (Excl Exchange Rates #42%)

Derivative assets increased $2.7 billion to $9.2 billion at 30 September 2006 driven principally by increased volatility in exchange rates, notably the significant depreciation in the NZD during the year and increased trading activity.

Available-for-sale assets #6% (Excl Exchange Rates #5%, excl Exchange Rates and AIFRS 2005 Adjustment $5%)

Available-for-sale assets include assets previously classified as investment securities (under AGAAP) and loans and advances and other assets that are available-for-sale.  These assets are measured at fair value.  Available-for-sale asset volumes increased $0.6 billion to $10.7 billion at 30 September 2006 due to the reclassification of $1.1 billion assets from net loans and advances and other assets on 1 October 2005 on adoption of AIFRS and an increase in available-for-sale loans in Institutional Australia.  This is partially offset by a decrease in Corporate and Structured Finance following the  de-consolidation of two Special Purpose Vehicles.

Net loans and advances #10% (Excl Exchange Rates #11%)

Net loans and advances increased $22.9 billion to $255.4 billion at 30 September 2006.  Excluding the impact of exchange rate movements (-$2.1 billion) and the impact of adopting AIFRS (-$1.5 billion resulting from changes in credit provisioning and the reclassification to available-for-sale), the increase was $26.5 billion (12%). Growth in Australia was 11% or $17.1 billion.  After adjusting 2005 to a fully comparable AIFRS basis growth was $18.1 billion (11%):

•                  Personal (12% or $13.5 billion) with $10.5 billion as a result of growth in housing loans.  Consumer Finance increased $1.1 billion, reflecting the success of the low rate MasterCard product.  Esanda increased $0.6 billion with solid new business writings partly offset by the natural run-off of assets.  Investment and Insurance Products grew $0.4 billion due to growth in margin lending volumes and uptake of new products and Regional & Rural Banking grew $0.8 billion.

•                  Institutional Australia (11% or $4.6 billion) largely in Debt Products Group, with growth of $1.6 billion driven by increased demand for funding of mergers and acquisition activity.  Business Banking increased $1.3 billion (14%) driven by continued business momentum and Corporate Banking grew $0.9 billion (14%) with growth in asset finance products and variable rate term lending.  Corporate and Structured Financing increased $0.3 billion due to increased project finance and structured debt activity and volumes in Trade and Transaction Services increased $0.3 billion as a result of growth in overdrafts.

New Zealand grew by $4.7 billion (7%).  However, after excluding the impact of exchange rates and impact of adopting AIFRS, growth was $7.3 billion, or 12%, with increases in NBNZ Retail ($2.2 billion or 10%), ANZ Retail ($2.1 billion or 15%), Rural Banking ($1.4 billion or 16%) and Corporate & Commercial Banking ($1.8 billion or 20%). Overseas Markets grew by $1.1 billion (13%) in Asia ($0.7 billion) and Pacific ($0.4 billion).

Other assets $19% (Excl Exchange Rates $18%)

Other assets reduced $1.2 billion due mainly to lower assets awaiting settlement in New Zealand.

Total liabilities increased by $34.5 billion (12%) from 30 September 2005.  Exchange rate movements accounted for a net reduction of $1.8 billion consisting of a $2.7 billion reduction in New Zealand offset by an increase of $0.9 billion in Overseas Markets. The explanations in the table below describe movements in the major liability classes.

Due to other financial institutions #17% (Excl Exchange Rates #15%)

Due to other financial institutions increased $2.1 billion to $14.1 billion at 30 September 2006.

Volumes in Australia increased $3.3 billion principally in the Markets business in Institutional with increased interbank repurchase agreement activity partly offset by decreases in New Zealand and United Kingdom.

Deposits and other borrowings #8% (Excl Exchange Rates #9%)

Deposits and other borrowings increased $14.5 billion to $204.8 billion at September 2006.  Excluding the impact of exchange rate movement, the increase was $16.1 billion.  After adjusting for exchange rate movements:

Australia increased $9.3 billion (8%) largely as a result of increases in the following businesses:

•                  Institutional increased $4.1 billion (11%) with increased deposits in Debt and Transaction Services ($4.0 billion) following the Balance Sheet Collateralised Loan Obligation issuance ($2.2 billion) and growth in current accounts, Institutional & Corporate Relationships ($1.7 billion) and Markets ($0.7 billion), partly offset by a reduction in deposits in Corporate and Structured Financing ($2.3 billion).

•                  Personal increased $6.3 billion (11%) mainly due to the growth in cash management account products and term deposit balances in Banking Products ($4.3 billion) and Rural & Small Business Banking ($0.8 billion), and increased issuance of commercial paper in Esanda to meet funding requirements ($0.8 billion).

•                  Treasury reduced $1.1 billion largely due to a reduced requirement for short term domestic funding.

New Zealand increased $2.8 billion (5%), largely in Institutional ($4.4 billion) and Retail ($2.2 billion) following growth in current accounts bearing interest and term deposits.  This is partially offset by a reduction in Treasury ($3.8 billion) where a switch has occurred from short term commercial paper and certificates of deposit to the longer term issuance of EMTNs.

Overseas Markets increased by $4.0 billion largely due to increased term deposits in Asia ($1.6 billion) and increased certificates of deposit in America ($1.5 billion) and United Kingdom ($0.4 billion).

Derivatives #25% (Excl Exchange Rates #27%)

Derivative liabilities increased $1.7 billion to $8.8 billion at 30 September 2006.  The increase is driven by increased volatility in exchange rates, principally the significant movement in the NZD during the year and increased trading activities.

Payables and other liabilities #40% (Excl Exchange Rates #42%)

Payables and other liabilities increased $3.1 billion (40%) to $10.7 billion at 30 September 2006 with an increase in securities lending volumes in Institutional and an increase in liabilities awaiting settlement in Treasury.

Bonds and Notes #28% (Excl Exchange Rates #29%)

Bonds and notes increased $11.0 billion to $50.1 billion at 30 September 2006.  Excluding exchange rate movements, bonds and notes increased by $7.1 billion (22%) in Australia and $4.1 billion (68%) in New Zealand in response to increased term funding requirements.

Loan Capital #22% (Excl Exchange Rates #22%)

Loan capital increased $2.0 billion to $11.1 billion at 30 September 2006 in response to term funding requirements and the reclassification of ANZ StEPS ($1.0 billion) from equity to debt on adoption of AIFRS on 1 October 2005.

Capital Management

	As at	As at	As at
	Sep 06	Mar 06	Sep 05
Tier 1	6.8%	6.8%	6.9%
Tier 2	4.2%	4.0%	3.9%
Deductions	(0.4)%	(0.4)%	(0.3)%
Total	10.6%	10.4%	10.5%
ACE	5.0%	5.0%	5.1%
Transitional Tier 1 Capital Relief	(0.3)%	—	—
Adjusted ACE	4.7%	5.0%	5.1%
Target ACE	4.0%-4.75%	4.5%-5.0%
RWA $m	240,219	230,653	219,573

Further details of the components of capital and the capital adequacy calculation are set out on pages 98 to 99

Prudential issues – APRA’s changes to prudential standards covering AIFRS impacts and Tier 1 hybrid capital

APRA changes to prudential standards, APS 110  Capital Adequacy  and APS 111  Capital Adequacy: Measurement of Capital  became effective on 1 July 2006.  Transitional rules mean that some changes are not fully effective until January 2008 and potentially January 2010.

AIFRS and capital deductions

The changes to the prudential standards impact the capital base of the Group in the following ways:

•                  The Group’s Tier 1 capital base was reduced by $716 million at 1 July 2006 due to new or higher deductions for such items as capitalised software, net deferred tax assets, hedge accounting ineffectiveness and defined pension plan deficits, offset by a small release in the general provision for loan losses.  The deduction for deferred tax assets has been introduced into the calculation of ANZ’s Tier 1 capital post March 2006.  APRA is now requiring verification letters from the Group’s auditors and tax advisors before netting of deferred tax assets and liabilities is permitted for offshore sites.

•                  The Group’s upper Tier 2 capital base was reduced by $17 million at 1 July 2006 due to the release of the general provision for loan losses, offset by an allowance for the recognition of post acquisition earnings and movement in reserves for associates.

•                  APRA introduced transitional rules to January 2008, whereby the Group can add back to its capital base the adverse impact of adopting the new prudential standards on 1 July 2006.  The Group has taken Tier 1 and Upper Tier 2 transitional relief of $716 million and $17 million respectively.  These amounts are fixed for the period to January 2008.  The end of the transitional period is expected to be aligned with the adoption of the Basel II accord.

	$m	$m
Total Tier 1 capital at 30 September 2006 (before Transitional relief)	15,641
Transitional relief	30 June 2006 values	30 Sep 2006 values
- Items included in Equity under IFRS:
Hedge accounting ineffectiveness	132	77
Defined pension plan deficits (net)	83	161
General provision for loan losses	(184)	(184	)(1)
- New deduction:
Capitalised software	397	397
Deferred tax assets	289	290
- Other	(1)	(1	)(1)
Total	716	740
Transitional Tier 1 capital at 30 September 2006	16,357

(1)       Assumed unchanged since June 2006

Tier 1 Capital and Securitisation

The prudential standards and guidance notes also outlined new criteria for Tier 1 and Tier 2 capital, including sub-categories therein for hybrid Tier 1, Lower and Upper Tier 2.  Material changes from the existing prudential standards are:

•                  Introduction of a sub-category of Tier 1 capital being  Fundamental Tier 1  which includes most components of shareholders equity, excluding hybrid Tier 1 instruments.  This sub-category must be at least 75% of net Tier 1, which effectively reduces the level of hybrid Tier 1 capital ( Residual Tier 1 ) to 25% of net Tier 1   previously 25% of Tier 1 before deductions.

•                  Splitting hybrid Tier 1 into two sub-categories, Innovative and Non-Innovative Tier 1, with limits of 15% and 10% of net Tier 1 respectively.  Transition rules will be available to ADIs up until January 2010 if the ADI is above these limits when first measured on 1 January 2008 based upon hybrid Tier 1 instruments on issue at 31 August 2005 (subject to certain conditions being met).  The Non-Innovative category is a new classification covering instruments that have the characteristics of  non-cumulative, irredeemable preference shares without innovative capital features .  ANZ believes that its existing hybrid Tier 1 instruments will be classified as Innovative.  At 30 September 2006, ANZ has an Innovative hybrid usage rate of 20.4% (nil for Non-Innovative) which is above the limit and as such expects to apply for the transitional relief contemplated in the standard.

ACE Ratio

As noted above, upon adopting APRA’s new prudential standards in July 2006, the Group incurred a $716 million reduction in Tier 1 capital for increased or new deductions.  Whilst APRA has provided transitional relief from these deductions, this transitional relief will not flow through to Rating Agency measures of ACE.  As these deductions do not reflect changes to the underlying economic risk of the business, the Group lowered its ACE target range by 25 basis points and expanded the range by 25 basis points to allow short term flexibility, for example AIFRS volatility.  The Group’s revised ACE target range is 4.00% to 4.75%. The ACE ratio at 4.7% remains at the upper end of the Group’s targeted capital range.  During the year, ACE ratio declined 39 basis points principally due to:

•                  new capital deductions from adopting AIFRS and APRA’s amendments to the prudential standards on 1 July 2006  (-33 basis points);

•                  net profit after preference share dividends of $3.7 billion (+167 basis points);

•                  ordinary share dividend payments and commitments, net of Bonus Option Plan and Dividend Reinvestment Plan of $2.1 billion (-95 basis points);

•                  increase in risk weighted assets, excluding the impact of exchange rate movements (-47 basis points);

•                  increase in investment/profit retention in funds management businesses and associates (-20 basis points) principally due to capital injections into PT Panin and Tianjin City Commercial Bank, and profit retention within ING joint ventures;

•                  buy-back of ordinary equity of $146 million (-7 basis points); and

•                  other (-4 basis points) which includes exchange rate movements principally due to a weaker NZ dollar, increase in defined pension liabilities, 1st loss facility deduction for Collateralised Loan Obligation (CLO), offset by share issuances to staff and option conversions.

Hybrid Capital and Tier 1 Capital

The Group raises hybrid capital to further strengthen the Group’s capital base and ensure compliance with APRA’s prudential capital requirements.

There was no issuance of new hybrid capital during the year and, as at 30 September 2006, the Group had three Innovative Hybrid Capital instruments outstanding:

Innovative Hybrid Capital details

	ANZ StEPS	US Stapled Trust Security	Euro Hybrid
Amount (in issue currency)	$1,000 million	USD1,100 million	500 million
Accounting classification	Debt (post AIFRS)	Debt	Equity
Regulatory (APRA) classification	Tier 1	Tier 1	Tier 1
September 2006 balance	$1,000 million	$1,471 million	$871 million
Interest rate	BBSW +1.00%	Tranche 1 Coupon: 4.48%	Euribor +0.66%
Tranche 2 Coupon: 5.36%

On adoption of AIFRS on 1 October 2005 the ANZ StEPS issue was reclassified from equity to debt, however, it continues to be classified as Innovative Tier 1 capital for regulatory purposes.

Buy-Back of Ordinary Equity

The Group commenced an on-market buy-back of $350 million of ordinary equity on 10 January 2005.  The buy-back was completed 14 March 2006 with the Group repurchasing 15.7 million shares at an average cost of $22.26 per share.  6.1 million shares were repurchased during the year at an average cost of $24.02 per share, totalling $146 million.

Deferred acquisition costs and deferred income

The Group recognises assets that represent deferred acquisition costs relating to the acquisition of interest earning assets, and liabilities that represent deferred income relating to income received in advance of services performed.

Deferred acquisition costs

At 30 September 2006 the Group’s assets included $569 million (Mar 2006: $549 million; Sep 2005: $524 million) in relation to costs incurred in acquiring interest earning assets.  During the year, amortisation of $293 million (Sep 2005: $258 million) was recognised as an adjustment to the yield earned on interest earning assets.

Deferred income

At 30 September 2006, the Group had deferred income of $406 million (Mar 2006: $426 million; Sep 2005(3): $474 million) in relation to income received in advance.  At 30 September 2006, this includes $3 million (Mar 2006: $5 million; Sep 2005: $3 million) deferred service type fees.  These fees are deferred and will be amortised over the period of service under AASB 118:  ‘Revenue’.

At 30 September 2006, fee income of $343 million (Mar 2006: $364 million; Sep 2005: $382 million) that is integral to the yield of an originated financial instrument, net of any direct incremental costs, has been capitalised.  This income is deferred and recognised against net loans and advances over the expected life of the financial instrument under AASB 139:  ‘Financial Instruments: Recognition and Measurement’.  At 30 September 2006, the Group’s liabilities included other deferred income of $60 million (Mar 2006: $57 million; Sep 2005: $89 million).

The balances of deferred acquisition costs and deferred income at period end were:

	Deferred Acquisition Costs(1)			Deferred Income
	Sep 06	Mar 06	Sep 05	Sep 06	Mar 06	Sep 05(3)	Sep 05(4)
	$M	$M	$M	$M	$M	$M	$M
Personal	440	447	435	149	143	140	32
Institutional	21	10	10	212	240	274	36
New Zealand Businesses	80	67	61	42	39	51	15
Other(2)	28	25	18	3	4	9	9
Total	569	549	524	406	426	474	92

(1)       Deferred acquisition costs largely include the amounts of brokerage capitalised and amortised in the three Business segments: Personal, Esanda and New Zealand Businesses. Deferred acquisition costs also include capitalised debt raising expenses

(2)       Includes Group Centre and Partnerships & Private Bank

(3)       Includes fee income of $382 million deferred under AASB 139: ‘Financial Instruments Recognition and Measurement’

(4)       Comparative AIFRS (statutory) numbers

Deferred acquisition costs analysis:

	September 2006		September 2005
	Amortisation	Capitalised	Amortisation	Capitalised
	Costs	Costs(1)	Costs	Costs(1)
Personal	259	264	228	270
Institutional	1	12	6	4
New Zealand Businesses	31	50	20	43
Other(2)	2	12	4	—
Total	293	338	258	317

(1)       Costs capitalised during the year exclude brokerage trailer commissions paid

(2)       Includes Group Centre and Partnerships & Private Bank

Software capitalisation

At September 2006, the Group’s intangibles included $397 million in relation to costs incurred in acquiring and developing software.  Details are set out in the table below:

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 06	year	year	Sep 06
	Sep 06	Mar 06	v. Mar 06	Sep 06	Sep 05	v. Sep 05
	$M	$M	%	$M	$M	%
Balance at start of period	390	386	1%	386	436	-11%
Software capitalised during the period	75	62	21%	137	99	38%
Amortisation during the period	(57)	(57)	0%	(114)	(125)	-9%
Software written-off	(9)	(1)	large	(10)	(24)	-58%
Other	(2)	—	n/a	(2)	—	n/a
Total software capitalisation	397	390	2%	397	386	3%

Deferred tax assets (overseas)

Deferred tax assets are recognised using the comprehensive tax balance sheet liability method.  They are recognised only to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences or unused tax losses can be utilised.  The APRA Prudential Standards require net deferred tax assets (net of deferred tax liabilities) to be deducted from capital.  The Prudential Standards only allow netting of deferred tax assets and liabilities for subsidiaries incorporated outside of Australia under certain limited circumstances.

Overseas deferred tax assets (net of collective provision)

As at
Sep 06
$M
New Zealand	296
United Kingdom	84
America	25
Other	55
Gross deferred tax asset	460

Less:
Deferred tax asset in respect of overseas collective/general provision	(170)
Tier 1 capital deduction	290

BUSINESS PERFORMANCE REVIEW

Income Statement (including effect of movements in foreign currencies)

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 06	year	year	Sep 06
	Sep 06	Mar 06	v. Mar 06	Sep 06	Sep 05	v. Sep 05
	$M	$M	%	$M	$M	%
Net profit after income tax
Personal	668	588	14%	1,256	1,033	22%
Institutional	715	681	5%	1,396	1,258	11%
New Zealand Businesses	341	342	0%	683	592	15%
Partnerships & Private Bank	91	78	17%	169	176	-4%
Non-continuing businesses	8	30	-73%	38	126	-70%
Group Centre	33	12	large	45	(34)	large
Net profit before adjustments and non-core items	1,856	1,731	7%	3,587	3,151	14%
AIFRS 2005 adjustments(1) and non-core items(1)	21	80	-74%	101	24	large
Net profit	1,877	1,811	4%	3,688	3,175	16%

Income Statement (prior period figures adjusted to remove the impact of exchange rate movements(2))

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 06	year	year	Sep 06
	Sep 06	Mar 06	v. Mar 06	Sep 06	Sep 05	v. Sep 05
	$M	$M	%	$M	$M	%
Net profit after income tax(2)
Personal	668	588	14%	1,256	1,034	21%
Institutional	715	670	7%	1,396	1,252	12%
New Zealand Businesses	341	312	9%	683	562	22%
Partnerships & Private Bank	91	78	17%	169	176	-4%
Non-continuing businesses	8	29	-72%	38	125	-70%
Group Centre	33	47	-30%	45	6	large
Net profit before adjustments and non-core items	1,856	1,724	7%	3,587	3,155	14%
AIFRS 2005 adjustments(1) and non-core items(1)	21	80	-74%	101	25	large
Net profit	1,877	1,804	4%	3,688	3,180	16%
FX impact on reported net profit(2)	—	7	large	—	(5)	-100%
Reported net profit	1,877	1,811	4%	3,688	3,175	16%

The Group from time to time modifies the organisation of its businesses to facilitate delivery of the strategic agenda.  Prior period numbers are adjusted for such changes to allow comparability.  Significant changes since 31 March 2006 have been:

•                  A simplified divisional structure was implemented in May 2006:

•                  Personal:  Esanda, Small Business and the Pacific have been added to the division.  INGA’s operating results are now included in Partnerships & Private Bank.

•                  Institutional:  Corporate Banking, Business Banking and Personal & Private Banking Asia (including the Asian branch network) are now part of the Institutional division.  In addition, Trade and Transaction Services and the Debt Products Group have been combined into Debt and Transaction Services.  The component of Treasury activities in respect of managing interest rate mismatch is now included in Markets.

•                  New Zealand:  UDC is now included in New Zealand Businesses.

•                  Partnerships & Private Bank:  Includes ANZ’s partnerships and investments, including ING Australia, ANZ’s investments in Asia, and Private Bank.

•                  Group Centre:  Treasury mismatch activities are now included in Institutional, and INGA’s investment earnings in Partnerships & Private Bank.

•                  There were also a number of minor restatements as a result of customer segmentation, changes to internal transfer pricing methodologies and the realignment of support functions.

(1)       ANZ has calculated the 2005 result on an AIFRS basis that is comparable with 2006 (refer page 15), allowing readers to see the impact on 2005 results of accounting standards that have only been applied from 1 October 2005.  The impact is a reduction of $31 million in 2005 net profit after tax.  No adjustment has been made to retrospectively designate derivatives hedging the Group’s funding on the basis of impracticability

        In 2006 ANZ has classified the $113 million ($79 million after tax) settlement of the NHB insurance matter and the $14 million settlement of a dispute with Lloyds TSB over the accounting treatment of certain items in the completion accounts for the acquisition of National Bank of New Zealand Limited (tax on settlement: $nil) as significant items.  In 2005 ANZ classified $14 million after tax profit on the sale of NBNZ life and funds management businesses as a significant item (tax on gain on sale of NBNZ life and funds management businesses: $nil).  ANZ excludes significant items to eliminate the distorting effect of one-off transactions on the results of its core business (refer page 13)

        The Group enters into economic hedges to manage its interest rate and foreign exchange risk.  In 2006 ANZ has classified $34 million after tax (2005 full year: $31 million; Sep 2006 half: $21 million; Mar 2006 half: $13 million) relating to economic hedging as a non-core item (tax on hedge gains/losses $15 million (2005 full year: $13 million; Sep 2006 half: $10 million; Mar 2006 half: $5 million)).  Included in this non-core amount is ineffectiveness arising from designated accounting hedges, any volatility arising from usage of the fair value option and approved classes of derivatives in the 2006 year not designated in accounting hedge relationships but that are considered to be economic hedges.  The 2005 year numbers do not include any adjustment to retrospectively calculate the AIFRS impact on the derivatives associated with the Group’s funding.  ANZ excludes volatility associated with fair value movements on these transactions to provide a better indication of the core business performance (refer page 14)

        In 2006 ANZ has incurred $26 million after tax ANZ National Bank incremental integration costs (2005 full year: $52 million; Sep 2006 half: nil; Mar 2006 half: $26 million).  Tax on ANZ National Bank incremental integration costs is $13 million (2005 full year: $26 million; Sep 2006 half: nil; Mar 2006 half: $13 million).  ANZ National Bank incremental integration costs are excluded to better reflect the core cost base and assist analysis of the cost base following completion of the integration

(2)       ANZ has removed the impact of exchange rate movements to provide readers with a better indication of the business unit performance in local currency terms.  Retranslation is net of revenue hedge earnings

Personal

Brian Hartzer

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 06	year	year	Sep 06
	Sep 06	Mar 06	v. Mar 06	Sep 06	Sep 05	v. Sep 05
	$M	$M	%	$M	$M	%
Net interest income	1,558	1,455	7%	3,013	2,696	12%
Other external operating income	645	542	19%	1,187	1,019	16%
Operating income	2,203	1,997	10%	4,200	3,715	13%
External operating expenses	(911)	(834)	9%	(1,745)	(1,580)	10%
Net inter business unit expenses	(167)	(157)	6%	(324)	(310)	5%
Operating expenses	(1,078)	(991)	9%	(2,069)	(1,890)	9%
Profit before credit impairment and income tax	1,125	1,006	12%	2,131	1,825	17%
Provision for credit impairment	(173)	(168)	3%	(341)	(351)	-3%
Profit before income tax	952	838	14%	1,790	1,474	21%
Income tax expense and minority interest	(284)	(250)	14%	(534)	(441)	21%
Net profit	668	588	14%	1,256	1,033	22%

Consisting of:
Banking Products	157	139	13%	296	254	17%
Mortgages	187	176	6%	363	299	21%
Consumer Finance	141	115	23%	256	204	25%
Regional, Rural and Small Business Banking(1)	87	80	9%	167	142	18%
Investment and Insurance Products	20	17	18%	37	25	48%
Esanda	56	41	37%	97	87	11%
Pacific	35	30	17%	65	39	67%
Other(2)	(15)	(10)	50%	(25)	(17)	47%
	668	588	14%	1,256	1,033	22%
Balance Sheet
Net loans & advances including acceptances	132,532	125,702	5%	132,532	118,587	12%
Other external assets	4,198	3,916	7%	4,198	3,517	19%
External assets	136,730	129,618	5%	136,730	122,104	12%
Deposits and other borrowings	64,977	61,818	5%	64,977	58,366	11%
Other external liabilities	2,472	2,200	12%	2,472	1,919	29%
External liabilities	67,449	64,018	5%	67,449	60,285	12%
Risk Weighted Assets	80,409	76,339	5%	80,409	72,094	12%

Ratios
Net interest margin	2.37%	2.36%		2.36%	2.37%
Return on assets	1.00%	0.94%		0.97%	0.90%
Return on risk weighted assets	1.71%	1.59%		1.65%	1.52%
Operating expenses to operating income	48.9%	49.6%		49.3%	50.9%
Operating expenses to average assets	1.61%	1.58%		1.60%	1.64%
Individual provision charge	(145)	(116)	25%	(261)	(223)	17%
Individual provision charge as a % of average net advances	0.22%	0.19%		0.21%	0.20%
Collective provision charge	(28)	(52)	-46%	(80)	(128)	-38%
Collective provision charge as a % of average net advances	0.04%	0.09%		0.06%	0.11%
Net non-performing loans	64	58	10%	64	64	0%
Net non-performing loans as a % of net advances	0.05%	0.05%		0.05%	0.05%
Total employees	12,795	12,259	4%	12,795	12,081	6%

(1)       Comprises Rural Commercial & Agribusiness Products and Small Business Banking

(2)       Other includes the branch network, whose costs are fully recovered from product business units and marketing and support costs

Personal

Brian Hartzer

2006 result

Profit after tax increased 22% over the year, driven by strong lending and deposit growth across the business, up 12% and 11% respectively, while margin compression was contained at 1 basis point across the division.  Market share was maintained in retail mortgages and we grew share in retail deposits and personal lending.  We continued to increase our retail footprint through the addition of 25 more branches and the expansion of our ATM network as well as growth in our specialist sales force.  We are making good progress in establishing a strong brand proposition based on delivering “More Convenient Banking”, and we continue to lead our major peers in customer satisfaction.

Balance sheet growth drove double digit earnings increases in Mortgages, Consumer Finance, Banking Products and Small Business Banking, while Regional & Rural Banking earnings benefited from a benign credit environment.  Investment and Insurance Products experienced strong growth driven by our financial planning business.  Pacific earnings grew 67% from good lending growth and low credit costs.  Esanda rebounded, growing by 11% as revenue improved in the second half.

Significant factors affecting the result were:

•                  Overall net interest income increased 12%.  Mortgages, Regional & Rural Banking and Small Business Banking net interest income grew in line with balance sheet growth (overall up 12%) as margins were held.  Consumer Finance net interest income increased 15% with strong balance sheet growth of 21% skewed towards lower margin products.  Banking Products net interest income increased by 9% with good deposit growth of 11% offset by ongoing migration to lower margin products.  Pacific net interest income grew by 25% in line with strong balance sheet growth of 24%.  Esanda net interest income increased by 5%.

•                  Other operating income increased 16%.  Mortgages grew other income 49% on the back of strong sales and lending volumes and fee initiatives to match competitors.  Consumer Finance grew by 15% through stronger issuing and lending fees and a $9 million profit from the sale of shares received from the MasterCard Initial Public Offering in the second half.  Banking Products grew other income by 17% from higher sales of transaction accounts.  Financial planning income was up 28% as more planners generated higher sales volumes. Small Business Banking and Pacific grew other income by 8% and 7% respectively, Regional & Rural Banking grew other income by 1%, while Esanda contracted other income by 1% due to a $6 million impact from a fall in second hand car prices.

•                  Operating costs increased 9%.  Investment continued in expanding the footprint through the addition of 25 more branches, a further 330 ATMs and significant additions to our frontline staff.  Operating costs also increased due to higher marketing and project spend and annual salary rises.

•                  Overall credit costs reduced 3% largely as a result of the provisions taken into account in 2005 for the impact of higher oil prices on consumer’s debt servicing capacity, coupled with the effectiveness of improved collections strategies.

•                  Individual provisions were 17% higher primarily in our credit card business reflecting growth in the size of the book, particularly in low rate cards, which have a marginally higher risk profile.

Comparison with March 2006 half

Overall profit after tax increased 14% driven by strong income performance and investment in the business.

Operating income was up 10% driven by strong volume and fee growth across all businesses.  Revenues increased by 8% in Mortgages, 14% in Consumer Finance (including the profit on sale of MasterCard shares), 10% in Banking Products, 8% in Regional & Rural Banking, 9% in Small Business Banking, 11% in Esanda, 9% in Pacific and 16% in Investment and Insurance Products from strong sales through the tax year end from our financial planners.

Operating expenses increased 9% due to higher numbers of front line staff to service increased business volumes, ongoing investment in the branch network, investment in chip technology in the Cards business and increased marketing spend as we work to create our distinctive customer proposition focused around More Convenient Banking.

Personal

Brian Hartzer

Personal division by business unit

	Full Year Sep 2006					Growth Rate
	Revenue	Expenses	PBP(1)	Credit(2)	NPAT	Revenue	Expenses	PBP(1)	Credit(2)	NPAT
Banking Products	945	517	428	6	296	11%	8%	15%	-40%	17%
Mortgages	1,006	473	533	14	363	15%	8%	21%	8%	21%
Consumer Finance	1,006	421	585	219	256	15%	8%	21%	14%	25%
Rural Commercial & Agribusiness Products	281	110	171	4	116	10%	11%	9%	-79%	20%
Small Business Banking	171	90	81	8	51	12%	10%	16%	14%	16%
Investment & Insurance Products	179	127	52	—	37	23%	17%	49%	-100%	48%
Esanda	394	165	229	90	97	4%	2%	5%	-3%	11%
Pacific	213	123	90	—	65	18%	14%	25%	-100%	67%
Other(3)	5	43	(38)	—	(25)	n/a	72%	52%	n/a	47%
Personal Division	4,200	2,069	2,131	341	1,256	13%	9%	17%	-3%	22%

	Half Year Sep 2006					Growth Rate (on March 2006 half)
	Revenue	Expenses	PBP(1)	Credit(2)	NPAT	Revenue	Expenses	PBP(1)	Credit(2)	NPAT
Banking Products	495	265	230	6	157	10%	5%	16%	n/a	13%
Mortgages	521	246	275	9	187	8%	8%	7%	50%	6%
Consumer Finance	535	223	312	110	141	14%	13%	14%	1%	23%
Rural Commercial & Agribusiness Products	146	58	88	2	60	8%	12%	6%	0%	5%
Small Business Banking	89	46	43	3	27	9%	5%	13%	-25%	17%
Investment & Insurance Products	96	68	28	—	20	16%	15%	17%	n/a	18%
Esanda	208	84	124	42	56	11%	4%	17%	-13%	37%
Pacific	111	62	49	1	35	9%	2%	20%	large	17%
Other(3)	2	26	(24)	—	(15)	-33%	53%	71%	n/a	50%
Personal Division	2,203	1,078	1,125	173	668	10%	9%	12%	3%	14%

(1)       PBP (profit before provision) is profit before credit impairment and income tax

(2)       Credit impairment expense

(3)       Other includes the branch network, whose costs are fully recovered from product business units and marketing and support costs

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Institutional (Continuing)

Steve Targett

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 06	year	year	Sep 06
	Sep 06	Mar 06	v. Mar 06	Sep 06	Sep 05	v. Sep 05
	$M	$M	%	$M	$M	%
Net interest income	1,070	999	7%	2,069	1,873	10%
Other external operating income	600	660	-9%	1,260	1,204	5%
Operating income	1,670	1,659	1%	3,329	3,077	8%
External operating expenses	(521)	(499)	4%	(1,020)	(922)	11%
Net inter business unit expenses	(130)	(133)	-2%	(263)	(232)	13%
Operating expenses	(651)	(632)	3%	(1,283)	(1,154)	11%
Profit before credit impairment and income tax	1,019	1,027	-1%	2,046	1,923	6%
Provision for credit impairment	(7)	(51)	-86%	(58)	(136)	-57%
Profit before income tax	1,012	976	4%	1,988	1,787	11%
Income tax expense and minority interest	(297)	(295)	1%	(592)	(529)	12%
Net profit	715	681	5%	1,396	1,258	11%

Consisting of:
Debt & Transaction Services(1)	315	299	5%	614	624	-2%
Markets(2)	140	152	-8%	292	259	13%
Corporate and Structured Financing	110	94	17%	204	144	42%
Business Banking	103	102	1%	205	178	15%
Corporate Banking	94	85	11%	179	151	19%
Other(3)	(47)	(51)	-8%	(98)	(98)	0%
	715	681	5%	1,396	1,258	11%
Balance Sheet
Net loans & advances including acceptances	72,576	70,463	3%	72,576	66,378	9%
Other external assets	46,528	51,029	-9%	46,528	38,697	20%
External assets	119,104	121,492	-2%	119,104	105,075	13%
Deposits and other borrowings	65,808	61,578	7%	65,808	54,721	20%
Other external liabilities	42,878	46,293	-7%	42,878	36,903	16%
External liabilities	108,686	107,871	1%	108,686	91,624	19%
Risk Weighted Assets	106,050	104,729	1%	106,050	96,843	10%

Ratios
Net interest margin	1.93%	1.93%		1.93%	2.12%
Return on assets	1.15%	1.22%		1.19%	1.31%
Return on risk weighted assets	1.34%	1.34%		1.34%	1.40%
Operating expenses to operating income	39.0%	38.1%		38.5%	37.5%
Operating expenses to average assets	1.05%	1.14%		1.09%	1.20%
Individual provision charge	7	(56)	large	(49)	(62)	-21%
Individual provision charge as a % of average net advances	-0.02%	0.16%		0.07%	0.10%
Collective provision charge	(14)	5	large	(9)	(74)	-88%
Collective provision charge as a % of average net advances	0.04%	-0.01%		0.01%	0.12%
Net non-performing loans	267	279	-4%	267	161	66%
Net non-performing loans as a % of net advances	0.37%	0.39%		0.37%	0.24%
Total employees	5,675	5,397	5%	5,675	5,318	7%

(1)       Debt and Transaction Services consists of the Debt Product Group and Trade and Transaction Services

(2)       Markets includes interest rate mismatch component of Treasury result.  NPAT for 2006 was $13 million (2005: $15 million; Sep 2006: $6 million; Mar 2006: $7 million)

(3)       Other includes Client Relationship Group and Personal and Private Banking Asia.  Client Relationship Group carries the relationship management costs associated with Institutional customers, with associated revenue booked in the product businesses

2006 result

Profit after tax increased by 11% with revenue growth of 8% a good outcome.  We continued to invest in our business, with expenses growing 11% as we lifted the skills base and improved systems.  The balance sheet is being more actively managed, through mechanisms such as the recent successful Collateralised Loan Obligation (CLO), with risk weighted assets growing by only 1% in the second half.  Credit quality remained strong throughout the year.  All businesses achieved annual profit growth rates in excess of 10%, except for the Debt Products Group, which holds the lending assets for large institutional clients.  Business Banking and Corporate Banking profit grew 15% and 19% respectively with sound lending and deposit growth, and a reduction in credit impairment expenses.  Trade and Transaction Services profit increased by 16% from higher global Trade Finance and Clearing Services volumes and the release of revenue related to prior years.  Corporate and Structured Financing profit increased 42% as deal flow volumes increased and credit impairment expense reduced after the write-back of several individual provisions.  Markets  profit increased by 13% with continuing revenue growth from sales activity and a particularly strong first half trading result.  These strong performances were offset by the Debt Product Group, where a net profit decline of 10% resulted from declining margins, constrained balance sheet growth and a modest increase in individual provisions after write-backs in 2005.

Profit before credit impairment and income tax, adjusting for the impact of exchange rate movements, increased 7%.

Significant factors affecting the result were:

•                  Net interest income grew by 10%.  Average net lending assets increased 14%, while average deposit volumes increased 15%.  The net interest margin decreased 19 basis points due to competition, run-off of higher margin assets and changes in business mix.  Debt and Transaction Services increased 7% due to higher deposit volumes and the release of revenue related to prior years, offset by margin compression in the lending portfolio.  Business Banking increased 8%, with 13% average lending growth and 11% average deposit growth, offsetting a 20 basis point decline in margins.  Corporate Banking increased 5%, with average lending growth of 10% and average deposit growth of 12% offsetting a 7 basis point margin decline.  Markets net interest income increased $47 million, from increased trading securities income and collateral volumes.

•                  Other operating income increased 5%, with an 8% increase in Markets from a strong first half result.  Higher custodian fees and foreign exchange revenue in Debt and Transaction Services was partially offset by mark to market adjustments on hedges of the lending book.  Corporate and Structured Financing increased 5%, with higher income from structured finance transactions.  Business Banking and Corporate Banking grew 10% and 8% respectively, due to higher volumes.

•                  Operating expenses increased 11%, reflecting increased investment in personnel.  Personnel numbers increased by 357, and we have focussed on providing training for current staff and selective recruitment to cover skill gaps.  We are also investing in new IT platforms in our Markets and Transaction Services businesses.

•                  Provision for credit impairment decreased by $78 million.  This was driven by both lower collective and individual provision charges, following a combination of improved credit quality, high debt recoveries and collective provisions  raised in 2005 for portfolio deterioration in segments identified as being most vulnerable to higher oil prices.  Net  non-performing loans increased largely due to two accounts in Australia and New Zealand being downgraded in the March 2006 half.

Comparison with March 2006 half

Profit after tax increased by $34 million (5%).  Profit before credit impairment and income tax, adjusting for the impact of exchange rate movements, increased 1%.

Operating income increased by 1%.  Revenue in Corporate and Structured Financing increased 13% with solid deal flow in the second half.  Business Banking increased 4% with lending and deposit growth offsetting margin declines.  Corporate Banking increased 3% due to lending and deposit growth.  Lower revenue in Debt and Transaction Services was due to lower margins in the Debt Product Group, and the release of revenue related to prior years in the first half.  Markets  operating income reduced by 2%, with higher revenue from sales offset by lower trading income in less favorable trading conditions in all markets.

Operating expenses increased 3% due to on-going investment in filling capability gaps and investing in systems. However, other discretionary costs were well controlled.

Provisions for credit impairment decreased $44 million.  Individual provisions decreased due to ongoing debt recoveries and no large new provisions in the second half.  The collective provision increased $19 million primarily from volume growth.

Institutional (Continuing)

Steve Targett

Institutional division by business unit

	Full Year Sep 2006					Growth Rate
	Revenue	Expenses	PBP(1)	Credit(2)	NPAT	Revenue	Expenses	PBP(1)	Credit(2)	NPAT
Trade and Transaction Services	631	299	332	(8)	238	15%	18%	11%	large	16%
Debt Product Group	591	15	576	37	376	-4%	36%	-5%	large	-10%
Markets	700	286	414	(4)	292	15%	13%	16%	-69%	13%
Corporate and Structured Financing	411	138	273	(6)	204	12%	10%	13%	large	42%
Business Banking	503	189	314	21	205	8%	6%	9%	-34%	15%
Corporate Banking	435	164	271	18	179	5%	12%	2%	-65%	19%
Other(3)	58	192	(134)	—	(98)	5%	3%	2%	n/a	1%
Institutional	3,329	1,283	2,046	58	1,396	8%	11%	6%	-57%	11%

	Half Year Sep 2006					Growth Rate (on March 2006 half)
	Revenue	Expenses	PBP(1)	Credit(2)	NPAT	Revenue	Expenses	PBP(1)	Credit(2)	NPAT
Trade and Transaction Services	311	147	164	(14)	124	-3%	-3%	-2%	large	9%
Debt Product Group	286	9	277	3	191	-6%	50%	-8%	-91%	3%
Markets	347	148	199	—	140	-2%	7%	-7%	-100%	-8%
Corporate and Structured Financing	219	72	147	(3)	110	13%	9%	16%	0%	17%
Business Banking	257	96	161	14	103	4%	3%	5%	100%	1%
Corporate Banking	221	81	140	7	94	3%	-1%	6%	-36%	11%
Other(3)	29	98	(69)	—	(47)	12%	3%	0%	n/a	-8%
Institutional	1,670	651	1,019	7	715	1%	3%	-1%	-86%	5%

(1)       PBP (profit before provision) is profit before credit impairment and income tax

(2)       Credit impairment expense

(3)       Other includes Personal & Private Banking Asia and Client Relationship Group

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New Zealand Banking(1) (NZ Businesses and NZ Institutional)

Graham Hodges

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 06	year	year	Sep 06
	Sep 06	Mar 06	v. Mar 06	Sep 06	Sep 05	v. Sep 05
	NZD M	NZD M	%	NZD M	NZD M	%
Net interest income	1,031	945	9%	1,976	1,835	8%
Other external operating income	363	417	-13%	780	736	6%
Operating income	1,394	1,362	2%	2,756	2,571	7%
External operating expenses	(608)	(600)	1%	(1,208)	(1,138)	6%
Net inter business unit expenses	(25)	(21)	19%	(46)	(43)	7%
Operating expenses	(633)	(621)	2%	(1,254)	(1,181)	6%
Profit before credit impairment and income tax	761	741	3%	1,502	1,390	8%
Provision for credit impairment	(5)	(15)	-67%	(20)	(157)	-87%
Profit before income tax	756	726	4%	1,482	1,233	20%
Income tax expense and minority interest	(243)	(233)	4%	(476)	(394)	21%
Net profit (NZD)	513	493	4%	1,006	839	20%

Net profit (excluding Institutional Continuing) (NZD)	404	376	7%	780	642	21%
Net profit (excluding Institutional Continuing) (AUD)	341	342	0%	683	592	15%

Consisting of:
ANZ Retail	107	98	9%	205	191	7%
The National Bank Retail	138	128	8%	266	219	21%
Rural Banking	48	44	9%	92	84	10%
Corporate & Commercial Banking	93	79	18%	172	85	large
UDC	14	13	8%	27	36	-25%
Central Support(2)	4	14	-71%	18	27	-33%
New Zealand Institutional (Continuing)	109	117	-7%	226	197	15%
New Zealand Banking	513	493	4%	1,006	839	20%
New Zealand Businesses (excluding Institutional Continuing)	404	376	7%	780	642	21%
Balance Sheet
Net loans & advances including acceptances	77,998	73,932	5%	77,998	69,248	13%
Other external assets	13,387	15,503	-14%	13,387	12,748	5%
External assets	91,385	89,435	2%	91,385	81,996	11%
Deposits and other borrowings	63,176	61,752	2%	63,176	59,943	5%
Other external liabilities	17,411	16,565	5%	17,411	13,322	31%
External liabilities	80,587	78,317	3%	80,587	73,265	10%
Risk Weighted Assets	68,391	65,097	5%	68,391	60,165	14%
Ratios
Net interest margin	2.34%	2.33%		2.34%	2.55%
Return on assets	1.11%	1.16%		1.13%	1.12%
Return on risk weighted assets	1.49%	1.60%		1.54%	1.54%
Operating expenses to operating income	45.4%	45.6%		45.5%	45.9%
Operating expenses to average assets	1.37%	1.47%		1.41%	1.58%
Individual provision charge	(7)	(23)	-70%	(30)	(116)	-74%
Individual provision charge as a% of average net advances	0.02%	0.06%		0.04%	0.18%
Collective provision charge	2	8	-75%	10	(41)	large
Collective provision charge as a% of average net advances	-0.01%	-0.02%		-0.01%	0.06%
Net non-performing loans	93	119	-22%	93	129	-28%
Net non-performing loans as a% of net advances	0.12%	0.16%		0.12%	0.19%
Total employees	9,393	9,238	2%	9,393	9,333	1%

(1).     Excludes non-continuing businesses, integration and central funding.  For a reconciliation of New Zealand Banking results to the New Zealand Geographic results refer page 57

(2).     Central support includes Treasury, INGNZ and shared services

New Zealand Banking

Graham Hodges

2006 result

Profit after tax for New Zealand Banking increased 20% (NZD167 million) over the year, assisted by a NZD92 million after tax reduction in credit impairment expense.  Overall, the business is showing promising momentum and has a clear strategy to build on this momentum.  The business continues to experience robust lending growth, good credit quality, and the level of interest margin decline has moderated.

Growth in profit before credit impairment and income tax was strong in The National Bank Retail (11%) due to other income growth, Corporate & Commercial Banking (11%) and Rural Banking (9%) due to strong lending growth.  NZ Institutional Continuing Businesses growth was 25% due to a strong Markets performance.  ANZ Retail improved marginally (2%) with growth constrained in other operating income and expenses impacted by the additional costs of operating domestic systems in New Zealand (NZD10 million).  UDC’s results were disappointing, with fierce competition and sales force restructuring adversely impacting growth.  A number of actions are underway in UDC to return the business to profitable growth.

The results of the Retail Banks include the cost for compensation to customers relating to a Commerce Commission action on disclosure of optional issuer fees (-NZD10 million) and income recognised as a result of the MasterCard Initial Public Offer (+NZD5 million).

Total revenue included additional net integration revenue synergies of NZD24 million, whilst total costs included additional net cost synergies of NZD10 million.

Key influences on the result include the following:

•                  Net interest income increased 8%.  Lending volumes increased 13% driven by double-digit growth in ANZ Retail (15%), The National Bank Retail (10%), Corporate & Commercial Banking (20%) and Rural (16%).  This was partly offset by a reduction of 7% in UDC due to fierce competition and sales force restructuring.  Deposit volumes increased 5%, with strong growth in Corporate & Commercial Banking (19%), ANZ Retail (11%), The National Bank Retail (7%) and Rural Banking (2%).  Treasury deposits reduced by 29% offset by the growth in other external liabilities driven by a shift to longer term wholesale funding.  Net interest margin reduced by 21 basis points, driven by competition and product mix changes; the mix factors included customer migration from variable rate to fixed rate mortgages, increased requirement for wholesale funding, and growth in lower margin at call products (including ANZ On-line Call) and term deposit products.  ANZ Retail net interest margin reduced by 22 basis points, The National Bank Retail by 18 basis points and NZ Institutional Continuing Businesses by 14 basis points.  These declines occurred primarily in the first half.

•                  Other external operating income increased 6% largely due to the strong result in New Zealand Institutional Continuing (15%), mainly from the Markets business.  Other income in The National Bank Retail increased by 21%, with growth across lending, card and transactional fees as well as commission income.  UDC other income reduced 83%, with performance impacted by the transition to a restructured sales team and strong competitive pressures, and the 2005 result including a one-off benefit from an accounting policy change.

•                  Operating expenses increased 6%.  Increases in frontline and customer support staff, salary increases, the cost of the Commerce Commission settlement (NZD10 million), and the cost of operating domestic systems in New Zealand (NZD10 million) were partly offset by a 6% reduction in support staff, and control of discretionary expenditure.

•                  Provision for credit impairment decreased by NZD137 million.  This was driven by both lower collective and individual provision charges, following a combination of increased lending volumes being offset by individual provisions raised for corporate accounts and exposures to the apple and pear export industry in 2005, an improved credit risk profile (an increased proportion of low risk residential and rural lending) and collective provisions raised in 2005 for portfolio deterioration in segments identified as being most vulnerable to higher oil prices.  Net non-performing loans reduced NZD36 million (28%) with credit conditions remaining generally benign.

Comparison with March 2006 half

Profit after tax increased 4%, with growth in ANZ Retail (9%), The National Bank Retail (8%), Rural Banking (9%), and Corporate Banking (18%).  This was partially offset by a reduction in NZ Institutional Continuing Businesses (-7%) with the strong first half performance from the Markets business not matched in the second half.

•                  Net interest income increased 9%.  Lending volumes increased 5%, with good growth in all businesses apart from UDC, and NZ Institutional Continuing Businesses which were impacted by repayments.  Deposits grew 2% with strong growth in ANZ Retail, The National Bank Retail and Rural Banking, offset by a reduction in Treasury of 12%.  The level of interest margin decline has moderated in all businesses, and in NZ Institutional Continuing Businesses margins improved.  This was due to a sharp decline in exchange rates during the March half which resulted in an additional NZD32 million interest income being earned on swap transactions in the September half, however, trading losses offset the interest income.

•                  Other operating income reduced 13%, mainly driven by NZ Institutional Continuing Businesses, with the exceptional Markets performance in the first half not matched.  Other income in The National Bank Retail increased 9%, with growth across lending, cards and transactional fees.  Fee income in other businesses was constrained by competitive pressures.

•                  Operating expenses increased 2% with salary and rental increases offset by control of discretionary expenditure and with the NZD10 million cost associated with the Commerce Commission settlement impacting the March 2006 half result.

•                  Provision for credit impairment decreased NZD10 million.  The individual provision charge reduced NZD16 million largely reflecting provisioning for an isolated loss in the March 2006 half, and the collective provision charge increased by NZD6 million.  Net non-performing loans reduced 22%.

New Zealand Banking

Graham Hodges

New Zealand Banking by business unit

	Full Year Sep 2006 (NZD M)					Growth Rate
	Revenue	Expenses	PBP(1)	Credit(2)	NPAT	Revenue	Expenses	PBP(1)	Credit(2)	NPAT
ANZ Retail	744	428	316	13	205	4%	5%	2%	-48%	7%
The National Bank Retail	849	450	399	2	266	8%	5%	11%	-94%	21%
Rural Banking	215	78	137	1	92	5%	1%	9%	0%	10%
Corporate & Commercial Banking	366	120	246	(11)	172	11%	10%	11%	large	large
UDC	88	45	43	2	27	-25%	0%	-41%	-89%	-25%
Central Support	26	9	17	—	18	-30%	-10%	-37%	n/a	-33%
New Zealand Institutional	468	124	344	13	226	23%	19%	25%	large	15%
New Zealand Banking	2,756	1,254	1,502	20	1,006	7%	6%	8%	-87%	20%

New Zealand Businesses (excluding Institutional Continuing)	2,288	1,130	1,158	7	780	4%	5%	4%	-96%	21%

	Half Year Sep 2006 (NZD M)					Growth Rate (on March 2006 half)
	Revenue	Expenses	PBP(1)	Credit(2)	NPAT	Revenue	Expenses	PBP(1)	Credit(2)	NPAT
ANZ Retail	379	214	165	7	107	4%	0%	9%	40%	9%
The National Bank Retail	435	226	209	4	138	5%	1%	11%	large	8%
Rural Banking	111	39	72	1	48	7%	0%	11%	n/a	9%
Corporate & Commercial Banking	189	61	128	(11)	93	7%	3%	8%	n/a	18%
UDC	44	22	22	1	14	0%	-4%	5%	-50%	8%
Central Support	12	9	3	—	4	-14%	n/a	-79%	n/a	-71%
New Zealand Institutional	224	62	162	3	109	-8%	0%	-11%	-70%	-7%
New Zealand Banking	1,394	633	761	5	513	2%	2%	3%	-67%	4%

New Zealand Businesses (excluding Institutional Continuing)	1,170	571	599	2	404	5%	2%	7%	-60%	7%

(1).     PBP (profit before provision) is profit before credit impairment and income tax

(2).     Credit impairment expense

ING New Zealand joint venture

In September 2005 ANZ National Bank Limited entered into a joint venture with ING Insurance International Limited (INGII).  The joint venture, ING (NZ) Holdings Ltd (INGNZ), is 49% owned by ANZ National Bank Limited and 51% owned by INGII.

For 2006 full year, INGNZ contributed NZD22 million in equity accounted earnings (2005 full year: NZD29 million (prior to the establishment of the joint venture, this was reported between INGA and NZ Businesses); Sep 2006 half: NZD10 million; Mar 2006 half: NZD12 million).  The September 2006 half contribution was marginally down on the March half due to a one-off compensation payment for the cancellation of a property management contract.  INGNZ is reported as part of Central Support within the New Zealand Businesses.

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Partnerships & Private Bank

Bob Edgar

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 06	year	year	Sep 06
	Sep 06	Mar 06	v. Mar 06	Sep 06	Sep 05	v. Sep 05
	$M	$M	%	$M	$M	%
Net interest income	40	33	21%	73	62	18%
Other external operating income	103	87	18%	190	178	7%
Operating income	143	120	19%	263	240	10%
External operating expenses	(44)	(42)	5%	(86)	(71)	21%
Net inter business unit expenses	13	11	18%	24	21	14%
Operating expenses	(31)	(31)	0%	(62)	(50)	24%
Profit before credit impairment and income tax	112	89	26%	201	190	6%
Provision for credit impairment	(16)	(9)	78%	(25)	(17)	47%
Profit before income tax	96	80	20%	176	173	2%
Income tax expense and minority interest	(5)	(2)	large	(7)	3	large
Net profit	91	78	17%	169	176	-4%

Consisting of:
INGA(1)	64	58	10%	122	128	-5%
International Partnerships(1)	18	14	29%	32	42	-24%
Other(2)	9	6	50%	15	6	large
	91	78	17%	169	176	-4%
Total employees	635	533	19%	635	494	29%

(1).     INGA, PT Panin, Metrobank Card Corporation and Tianjin City Commercial Bank are equity accounted.  Indonesia Cards and ANZ Royal are controlled entities

(2).     Other comprises Private Bank and Support Units

2006 result

Profit after tax decreased 4%.  Strong underlying performance in the Cards and Private Bank businesses were offset by lower equity accounted earnings for PT Panin Bank and the expiration of transitional tax relief and lower capital investment earnings in INGA.  The impact of exchange rate movements was immaterial.  The INGA result is further explained on pages 47 to 49.  Significant influences on the result were:

•                  Net interest income increased 18% ($11 million), driven by strong volume growth in Indonesia Cards and the first full year of operations in Cambodia.

•                  Other external operating income increased 7% ($12 million).

Cards other income increased $12 million.  A 37% increase in cards issued drove fee income up 62% in Indonesia Cards and contributed to significant growth in Metrobank equity accounted income.  New partnerships increased income by $7 million driven by equity accounted income from Tianjin City Commercial Bank, and the first full year of operations in Cambodia with deposit volumes well ahead of expectations.  ANZ Private Bank other income increased 41% reflecting the impact of cross sell initiatives.  INGA income increased $4 million with a 12% increase in operating profit partly offset by the impacts of the expiration of transitional tax relief in 2005 and lower capital investment earnings net of the capital investment hedge.

These increases were partially offset by a $15 million reduction in equity accounted income from PT Panin, reflecting the difficult economic conditions during the latter part of 2005 and reduced bond sales.

•                  Operating expenses increased 24% as a result of the first full year of operations in Cambodia, increased business activity in the Cards business in Indonesia and ongoing investment across the Private Bank and International Partnership businesses.  Net inter business unit expenses include a credit for inter business unit commission revenue generated by Private Bank which was up 20% for the year primarily due to increased Mortgage commissions (up 25%), consumer deposit commissions (up 23%) and margin lending commissions (up 26%).

•                  Provision for credit impairment increased $8 million largely due to regulatory changes in Indonesia impacting the cards portfolio.

•                  Income tax expense increased $10 million mainly due to the impact of the tax benefit from capital investment hedges in respect of INGA in 2005.  ANZ ceased hedging INGA’s capital investment earnings from 1 October 2005.

Comparison with March 2006 half

Profit after tax increased 17%. Net interest income increased $7 million (21%) primarily due to volume growth in Indonesia Cards.  Other operating income increased $16 million (18%) due to increased INGA equity accounted income reflecting higher funds under management, equity accounted income from the new Tianjin City Commercial Bank partnership and increased fee and other income from card’s volume growth in Indonesia and the Philippines.  Operating expenses were flat reflecting absorption of cost increases despite continued investment in the second half.  Provision for credit impairment increased $7 million due to the impact of regulatory changes in Indonesia.

Partnerships & Private Bank

Bob Edgar

ING Australia performance

The results in the table below show the performance of INGA on a fully comparable AIFRS basis, other than the full year to September 2005 which adopts AIFRS from 1 January 2005 (i.e. commencement of INGA’s financial year).  In addition, the results have been restated to exclude net profits from the New Zealand business that INGA sold in September 2005, which are included in New Zealand Businesses.

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 06	year	year	Sep 06
	Sep 06	Mar 06	v. Mar	Sep 06	Sep 05	v. Sep 05
	$M	$M	06	$M	$M	%
Funds management income	237	208	14%	445	368	21%
Life Risk Income
• income	112	107	5%	219	214	2%
• assumption changes(1)	—	15	-100%	15	6	large
	112	122	-8%	234	220	6%
Total Income	349	330	6%	679	588	15%
Funds management expenses	(139)	(136)	2%	(275)	(240)	15%
Life Risk expenses	(63)	(64)	-2%	(127)	(97)	31%
Remediation expenses(2)	(15)	(24)	-38%	(39)	(38)	3%
Gross tax on operating profit(3)	(34)	(18)	89%	(52)	(76)	-32%
Operating profit after tax, before TTR	98	88	11%	186	137	36%
Transitional tax relief (TTR)(3)	—	—		—	29
Operating profit after tax before capital investment earnings	98	88	11%	186	166	12%
Capital investment earnings after tax(4)	29	28	4%	57	133	-57%
Profit after tax	127	116	9%	243	299	-19%

ANZ share of INGA earnings @ 49%
JV operating profit	48	43	12%	91	81	12%
JV capital investment earnings	14	14	0%	28	66	-58%
	62	57	9%	119	147	-19%
ANZ capital hedges(5)	—	—		—	(21)
Net funding	2	1		3	2
Net return to ANZ	64	58	10%	122	128	-5%
Carrying value of investment(6)	1,462	1,407		1,462	1,392
Annualised return on ANZ investment(6)	8.5%	8.1%		8.1%	10.5%
Performance measures for ING Australia
Value of new business(7)	47	34		81	62
Cost to income(8)	58%	60%		59%	59%
Funds Management
Retail & mezzanine funds under management	38,849	33,731	15%	38,849	31,696	23%
Net retail & mezzanine flows	842	415	large	1,257	475	large
Life Risk
Total in-force	596	536	11%	596	496	20%
New premiums	103	65	58%	168	115	46%

	Sep 06	In—	Out—	Other	Sep 05
Funds management growth (Retail & mezzanine)(9)	$M	flows	flows	flows	$M
OneAnswer	14,076	4,088	(2,304)	838	11,454
Other Personal Investment	8,959	518	(1,707)	659	9,489
Mezzanine	2,630	703	(697)	198	2,426
Employer Super	9,352	1,615	(1,077)	487	8,327
Oasis	3,832	453	(335)	3,714	—
Total	38,849	7,377	(6,120)	5,896	31,696

(1).     Gains or losses arising from a change in valuation methods and best estimate assumptions

(2).     Remediation expenses represent costs incurred in rectifying historical unit pricing errors and fully compensating customers

(3).     Transitional tax relief for life insurance companies discontinued with effect from 1 July 2005

(4).     On 30 September 2005 ING Australia sold its New Zealand based businesses to a joint venture between ING Group and ANZ National Bank (further details are contained on page 44).  As a result, prior period profits relating to the sold operations (Sep 2005: $4 million; Mar 2005: $4 million) are now reflected in the ING NZ joint venture

(5).     In 2005, ANZ partially hedged against volatility in this income stream and, as a result, gains in capital investment earnings were partially offset by hedge losses.  ANZ ceased hedging capital investment earnings from 1 October 2005

(6).     ANZ adopts the equity method of accounting for its 49% interest in INGA.  The carrying value of the investment in INGA has been tested for impairment by comparing the carrying value with the recoverable amount of INGA.  The Group engaged Ernst & Young ABC Limited (EY ABC) to provide an independent valuation of INGA for 31 March 2006 assessment purposes (the recoverable amount), and there has been no evidence of subsequent impairment.  The independent economic valuation was based on a discounted cash flow approach, with allowance for the cost of capital.  Based on the results of this valuation, no change is required to the carrying value of the investment in INGA

(7).     Value of new business represents the present value of future profits arising from the new business written over the periods less the present value of the cost of capital applying to that new business.  Consistent value factors are applied across all reporting periods

(8).     Cost to Income ratio is management expenses (excluding Remediation Expenses) / Total Income

(9).     Other Flows includes investment income net of taxes, fees and charges (and the acquisition of Oasis)

Partnerships & Private Bank

Bob Edgar

2006 result

Highlights of the year included the successful launch and subsequent strong sales of INGA’s new retail risk product OneCare and improvements in sales and retention of retail and mezzanine funds under management. The increased inflows occurred mainly in INGA’s flagship platform product OneAnswer ..  INGA also acquired majority ownership of Oasis Asset Management, a rapidly growing provider of badged platform products to non-aligned advisers, with effect from 1 May 2006. The acquisition serves to strengthen INGA’s position in the open market.

Substantial progress was made in resolving remediation issues.  This work is well advanced.

INGA continues to hold strong market shares in its chosen segments.  Net flows growth within the Personal Investments business has outpaced the market with a 96% uplift in the year to June 2006 compared with industry growth of 36%.  The Employer Super business maintained its #3 ranking for inflows and market share (13%) within the small-medium enterprises masterfund segment.  The success of OneCare has translated into increased market share in individual life risk new annual premiums, from 8.3% in 2005 to 13.4% in the year to June 2006.  INGA enjoyed the highest growth in new annual premium among the major institutions in the industry. (Source of market statistics: Plan For Life)

A core component of INGA’s strategy has been to grow the number of aligned advisers.  Following the acquisition of the Synergy dealer group in October 2005 and continued organic growth in the aligned dealer groups in 2006, the total number of INGA aligned advisers has grown to 1,145.  This represents a year-on-year increase of 142 planners, of which ANZ financial planners contributed 47.  INGA ranks 4th in the industry for adviser numbers, with the largest growth amongst the major institutions.

Profit after tax was 19% lower due to lower capital investment earnings.  Operating profit after tax increased by 12% on 2005. Significant influences included:

•                  Funds management income increased by 21% based on higher average funds under management underpinned by strong investment markets, and improved net flows in both personal investments and employer super businesses.  This increase was achieved in an environment of increasing pressure on margins.  The Oasis acquisition added $11 million of funds management income in the half year to 30 September.

•                  Risk income was 6% higher than full year 2005, driven by strong growth in premium income in both term life and consumer credit, together with continued favourable mortality and morbidity experience profits.

•                  Funds management expenses increased by 15% mainly due to higher spend on customer service and five months of Oasis expenses.  Life risk expenses increased due to costs incurred in developing the new OneCare product and higher nondeferrable acquisitions costs due to the significantly higher sales volume in 2006.  Remediation expenses are at similar levels to the previous year and are not expected to continue beyond the end of the calendar year.

•                  Tax on operating profit (including transitional tax relief) increased 11% due to profit growth and the impact of the loss of transitional tax relief for life companies from 1 July 2005, offset by favourable one-off tax treatments in the March 2006 half year.

•                  Capital investment earnings after tax were lower than the previous year due to:

•                  the recognition of held-for-trading investment returns, and margin on service (MOS) actuarial reserving treatment for the quarter ended 31 December 2004 (IFRS was adopted from 1 January 2005),

•                  a $500 million capital repayment to shareholders made on 31 December 2004, resulting in lower average capital invested in 2006, and

•                  lower average yields across various asset classes in which shareholder capital is invested.

•                  Note: the 2005 comparative figures have been compiled on an AGAAP basis for the first 3 months and an AIFRS basis for the last 9 months.  This was due to AASB 1 which required ANZ to commence reporting AIFRS numbers from the joint venture’s transition date of 1 January 2005.  The impact of this is that the 2005 NPAT result is boosted by $13 million of unrealised investment earnings that would not be recognised under AIFRS accounting.

The balance of unrealised gains on available for sale securities at 30 September 2006 was $13.3 million (30 September 2005: $13.0 million).

Adviser numbers (by Dealer Group)

	Sep 06	Sep 05	Mvmt
ANZ Financial Planning	374	327	14%
RetireInvest	205	203	1%
Tandem Financial Advice	96	81	19%
Millenium3	452	381	19%
ING Financial Planning	18	11	64%
Other
Total	1,145	1,003	14%

Sales by Channel

	Retail Funds Management(1)		Life Insurance(2)
(12 mths)	Sep-06	Mar-06	Sep-06	Mar 06(3)

ANZ Bank	45%	46%	12%	14%
IFAs aligned to ING	18%	17%	9%	10%
Direct	6%	5%	19%	18%
Open Market	31%	32%	60%	58%
Total	100%	100%	100%	100%

(1).     Includes mezzanine funds management business

(2).     Includes directly marketed life insurance and consumer credit life insurance

(3).     Life insurance March 2006 restated to reflect realignment of Mastertrust and Group risk business

Partnerships & Private Bank

Bob Edgar

Comparison with March 2006 half

Profit after tax was 9% higher than the half year to 31 March 2006.

Operating profit after tax was 11% higher, influenced by:

•                  Strong growth in funds management income +14% based on higher average funds under management, improved net flows, and the acquisition of Oasis Asset Management.

•                  Higher risk income from in-force premium growth, more than offset by the non-recurrence of assumption changes made in the March half.

•                  Flat funds management and life risk expenses, and reduced spending on remediation in the September half as expected.

•                  Higher tax due to higher taxable operating profit, and the non-recurrence of tax adjustments booked in the March half.

Capital investment earnings were 4% higher due to marginally higher yields on equities.

The balance of unrealised gains on available for sale securities at 30 September 2006 was $13.3 million (31 March 2006: $26.3 million).

Non-continuing businesses(1)

Steve Targett

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 06	year	year	Sep 06
	Sep 06	Mar 06	v. Mar 06	Sep 06	Sep 05	v. Sep 05
	$M	$M	%	$M	$M	%
Net interest income	1	11	-91%	12	62	-81%
Other external operating income	(4)	18	large	14	7	100%
Operating income	(3)	29	large	26	69	-62%
External operating expenses	(3)	—	n/a	(3)	(6)	-50%
Net inter business unit expenses	(1)	(1)	0%	(2)	(18)	-89%
Operating expenses	(4)	(1)	large	(5)	(24)	-79%
Profit before credit impairment and income tax	(7)	28	large	21	45	-53%
Provision for credit impairment	14	8	75%	22	97	-77%
Profit before income tax	7	36	-81%	43	142	-70%
Income tax expense and minority interest	1	(6)	large	(5)	(16)	-69%
Net profit	8	30	-73%	38	126	-70%

(1).     Non-continuing businesses comprises the London headquartered project finance business, the run-off of New Zealand conduit transactions and certain structured finance transactions that ANZ has exited as part of its de-risking strategy

2006 result

Profit after tax reduced by $88 million (70%).  During the year good progress was made in reducing the volume of structured loans in the discontinued book, which reduced by $1.1 billion to $513 million.  The credit quality on the remaining business is sound.  Significant factors affecting the results were:

•                  Net interest income reduced by $50 million reflecting a 76% ($2.6 billion) reduction in average lending volumes from $3.4 billion in 2005 to $0.8 billion in 2006.

•                  Other operating income of $14 million largely represents a $12 million release of provisions created on the sale of the London headquartered project finance business following the settlement of sale warranties provided to Standard Chartered Bank and a $4 million gain on sale of power assets.

•                  Operating expenses reduced by $19 million, with the remaining expenses being legal and restructuring costs associated with the legacy balances in the London headquartered project finance business.

•                  The benefit from the provision for credit impairment arises from the run-off of legacy assets, releasing collective provisions, and recoveries.  The reduction in this benefit reflects a lower volume of run-off in 2006.

Comparison with March 2006 half

Profit after tax reduced by $22 million (73%).  Operating income reduced by $32 million, with reduced net interest income resulting from a $0.3 billion reduction in lending volumes.  Other operating income of $18 million in the first half was largely from the release of provisions created on the sale of the London headquartered project finance business.  Operating expenses increased by $3 million.  The benefit from the provision for credit impairment increased a further $6 million, reflecting a $4 million recovery on an individual provision together with the release of collective provisions as legacy assets run off.

Group Centre(1)

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 06	year	year	Sep 06
	Sep 06	Mar 06	v. Mar 06	Sep 06	Sep 05	v. Sep 05
	$M	$M	%	$M	$M	%
Net interest income	163	94	73%	257	154	67%
Other external operating income	5	10	-50%	15	30	-50%
Operating income	168	104	62%	272	184	48%
External operating expenses	(395)	(373)	6%	(768)	(777)	-1%
Net inter business unit expenses	287	281	2%	568	548	4%
Operating expenses	(108)	(92)	17%	(200)	(229)	-13%
Profit before credit impairment and income tax	60	12	large	72	(45)	large
Provision for credit impairment	—	—	n/a	—	—	n/a
Profit before income tax	60	12	large	72	(45)	large
Income tax expense and minority interest	(27)	—	n/a	(27)	11	large
Net profit	33	12	large	45	(34)	large

Total employees	4,241	4,082	4%	4,241	4,007	6%

(1)       Group Centre comprises Group People Capital, Group Risk Management, Treasury (includes the funding component of Treasury results with the mismatch component being included in the Markets business of Institutional), Group Strategic Development, Group Financial Management, Shareholder Functions and Operations, Technology and Shared Services

2006 result

The result for the Group Centre was a $45 million profit compared with a loss of $34 million in 2005. Significant influences on the result were:

•                  Operating income increased by $88 million, primarily due to a $58 million increase in income on contracts put in place to hedge NZD and USD denominated earnings. These gains are largely offset in the translation of the results of New Zealand Banking. Operating income also increased due to $38 million of additional interest received on tax refunds. This was partially offset by lower benefits from USD capital hedges and other sundry income.

•                  Operating expenses reduced by $29 million mainly due to reductions in non-incremental New Zealand integration costs, other project costs and lower non-lending losses. The increase in employee numbers is largely driven by the transitional impact of offshoring technology and back office work to India.

•                  The higher effective tax rate in 2006 resulted primarily from allowance for withholding tax payable on future remittances from offshore operations.

Comparison with March 2006 half

The half year profit of $33 million was $21 million higher than in the March 2006 half. Revenue increased by $64 million primarily from increases by $52 million in income on contracts put in place to hedge NZD denominated earnings and by $15 million in additional interest received on tax refunds. Operating expenses increased by $16 million largely due to timing of Technology costs. The higher effective tax rate in the September 2006 half resulted primarily from allowance for withholding tax payable on future remittances from offshore operations in the second half.

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GEOGRAPHIC SEGMENT PERFORMANCE

Geographic performance

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 06	year	year	Sep 06
	Sep 06	Mar 06	v. Mar 06	Sep 06	Sep 05	v. Sep 05
	$M	$M	%	$M	$M	%
Net profit
Australia	1,292	1,196	8%	2,488	2,148	16%
New Zealand	408	422	-3%	830	695	19%
Asia	70	55	27%	125	95	32%
Pacific	58	55	5%	113	90	26%
Other	49	83	-41%	132	147	-10%
	1,877	1,811	4%	3,688	3,175	16%

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 06	year	year	Sep 06
	Sep 06	Mar 06	v. Mar 06	Sep 06	Sep 05	v. Sep 05
	$M	$M	%	$M	$M	%
Cash(1) profit
Australia	1,269	1,108	15%	2,377	2,054	16%
New Zealand	408	434	-6%	842	708	19%
Asia	70	55	27%	125	106	18%
Pacific	58	55	5%	113	84	35%
Other	51	79	-35%	130	199	-35%
	1,856	1,731	7%	3,587	3,151	14%

	Full Year Sep 2006					Growth Rate
	Revenue	Expenses	PBP(2)	Credit(3)	NPAT	Revenue	Expenses	PBP(2)	Credit(3)	NPAT
Australia	6,806	3,079	3,727	412	2,377	11%	8%	13%	-9%	16%
New Zealand	2,406	1,127	1,279	16	842	4%	-1%	9%	-89%	19%
Asia	323	151	172	21	125	26%	19%	33%	large	18%
Pacific	286	128	158	—	113	15%	14%	16%	-100%	35%
Other	268	120	148	(42)	130	-25%	3%	-38%	-24%	-35%
	10,089	4,605	5,484	407	3,587	8%	6%	10%	-28%	14%
New Zealand (NZD)	2,752	1,288	1,464	19	964	10%	4%	15%	-88%	26%

	Half Year Sep 2006					Growth Rate (on March 2006 half)
	Revenue	Expenses	PBP(2)	Credit(3)	NPAT	Revenue	Expenses	PBP(2)	Credit(3)	NPAT
Australia	3,563	1,600	1,963	194	1,269	10%	8%	11%	-11%	15%
New Zealand	1,161	538	623	2	408	-7%	-9%	-5%	-86%	-6%
Asia	175	77	98	13	70	18%	4%	32%	63%	27%
Pacific	146	65	81	1	58	4%	3%	5%	large	5%
Other	113	66	47	(27)	51	-27%	22%	-53%	80%	-35%
	5,158	2,346	2,812	183	1,856	5%	4%	5%	-18%	7%
New Zealand (NZD)	1,392	644	748	5	490	2%	0%	4%	-64%	3%

(1)       ANZ has calculated the 2005 result on an AIFRS basis that is comparable with 2006 (refer page 15), allowing readers to see the impact on 2005 results of accounting standards that have only been applied from 1 October 2005. The impact is a reduction of $31 million in 2005 net profit after tax. No adjustment has been made to retrospectively designate derivatives hedging the Group’s funding on the basis of impracticability

In 2006 ANZ has classified the $113 million ($79 million after tax) settlement of the NHB insurance matter and the $14 million settlement of a dispute with Lloyds TSB over the accounting treatment of certain items in the completion accounts for the acquisition of National Bank of New Zealand Limited (tax on settlement: $nil) as significant items. In 2005 ANZ classified $14 million after tax profit on the sale of NBNZ life and funds management businesses as a significant item (tax on gain on sale of NBNZ life and funds management businesses: $nil). ANZ excludes significant items to eliminate the distorting effect of one-off transactions on the results of its core business (refer page 13)

The Group enters into economic hedges to manage its interest rate and foreign exchange risk. In 2006 ANZ has classified $34 million after tax (2005 full year: $31 million; Sep 2006 half: $21 million; Mar 2006 half: $13 million) relating to economic hedging as a non-core item (tax on hedge gains/losses $15 million (2005 full year: $13 million; Sep 2006 half: $10 million; Mar 2006 half: $5 million)). Included in this non-core amount is ineffectiveness arising from designated accounting hedges, any volatility arising from usage of the fair value option and approved classes of derivatives in the 2006 year not designated in accounting hedge relationships but that are considered to be economic hedges. The 2005 year numbers do not include any adjustment to retrospectively calculate the AIFRS impact on the derivatives associated with the Group’s funding. ANZ excludes volatility associated with fair value movements on these transactions to provide a better indication of the core business performance (refer page 14)

In 2006 ANZ has incurred $26 million after tax ANZ National Bank incremental integration costs (2005 full year: $52 million; Sep 2006 half: nil; Mar 2006 half: $26 million). Tax on ANZ National Bank incremental integration costs is $13 million (2005 full year: $26 million; Sep 2006 half: nil; Mar 2006 half: $13 million). ANZ National Bank incremental integration costs are excluded to better reflect the core cost base and assist analysis of the cost base following completion of the integration

(2)       PBP (profit before provision) is profit before credit impairment and income tax

(3)       Credit impairment expense

+

Australia

	Half	Half	Sep 06	Full	Full	Sep 06
	year	year	v. Mar	year	year	v. Sep
	Sep 06	Mar 06	06	Sep 06	Sep 05	05
	$M	$M	%	$M	$M	%
Net interest income	2,470	2,291	8%	4,761	4,262	12%
Other external operating income	1,093	952	15%	2,045	1,877	9%
Operating income	3,563	3,243	10%	6,806	6,139	11%
Operating expenses	(1,600)	(1,479)	8%	(3,079)	(2,847)	8%
Profit before credit impairment and income tax	1,963	1,764	11%	3,727	3,292	13%
Provision for credit impairment	(194)	(218)	-11%	(412)	(452)	-9%
Profit before income tax	1,769	1,546	14%	3,315	2,840	17%
Income tax expense	(499)	(438)	14%	(937)	(786)	19%
Minority interest	(1)	—	n/a	(1)	—	n/a
Cash(1) profit	1,269	1,108	15%	2,377	2,054	16%
Non-core itemsand AIFRS 2005 adjustments(1)	23	88	-74%	111	94	18%
Net profit	1,292	1,196	8%	2,488	2,148	16%

Net interest average margin	2.33%	2.31%		2.32%	2.12%
Return on risk weighted assets	1.64%	1.59%		1.62%	1.55%
Operating expenses(1) to operating income	44.5%	42.0%		43.3%	45.8%
Operating expenses(1) to average assets	1.39%	1.29%		1.34%	1.49%
Core(1) net interest average margin	2.33%	2.31%		2.32%	2.37%
Cash(1) return on risk weighted assets	1.61%	1.47%		1.54%	1.48%
Operating expenses to operating income (cash(1))	44.9%	45.6%		45.3%	46.4%
Operating expenses to average assets (cash(1))	1.39%	1.40%		1.40%	1.50%
Individual provision charge	(141)	(169)	-17%	(310)	(251)	24%
Individual provision charge as a% of average net advances	0.15%	0.19%		0.17%	0.15%
Collective provision charge	(53)	(49)	8%	(102)	(164)	-38%
Collective provision charge as a% of risk weighted assets	0.06%	0.06%		0.06%	0.10%
Individual provision charge (cash)	(141)	(169)	-17%	(310)	(252)	23%
Individual provision charge as a% of average net advances (cash)	0.15%	0.19%		0.17%	0.15%
Collective provision charge (cash)	(53)	(49)	8%	(102)	(200)	-49%
Collective provision charge as a% of average net advances (cash)	0.06%	0.06%		0.06%	0.12%
Net non-performing loans	295	305	-3%	295	200	48%
Net non-performing loans as a% of net advances	0.15%	0.18%		0.15%	0.12%
Total employees	18,723	18,221	3%	18,723	18,043	4%
Lending growth	4.5%	5.1%		9.8%	15.7%
External assets	230,898	221,142	4%	230,898	202,778	14%
Risk weighted assets	160,719	154,115	4%	160,719	145,132	11%

(1)       ANZ has calculated the 2005 result on an AIFRS basis that is comparable with 2006 (refer page 15), allowing readers to see the impact on 2005 results of accounting standards that have only been applied from 1 October 2005. The impact is a reduction of $63 million in 2005 net profit after tax. No adjustment has been made to retrospectively designate derivatives hedging the Group’s funding on the basis of impracticability

In 2006 ANZ has classified the $113 million ($79 million after tax) settlement of the NHB insurance matter as a significant item. ANZ excludes significant items to eliminate the distorting effect of one-off transactions on the results of its core business (refer page 13)

The Group enters into economic hedges to manage its interest rate and foreign exchange risk. In 2006 ANZ has classified $32 million after tax (2005 full year: $31 million; Sep 2006 half: $23 million; Mar 2006 half: $9 million) relating to economic hedging as a non-core item (tax on hedge gains/losses $14 million (2005 full year: $13 million; Sep 2006 half: $11 million; Mar 2006 half: $3 million)). Included in this non-core amount is ineffectiveness arising from designated accounting hedges, any volatility arising from usage of the fair value option and approved classes of derivatives in the 2006 year not designated in accounting hedge relationships but that are considered to be economic hedges. The 2005 year numbers do not include any adjustment to retrospectively calculate the AIFRS impact on the derivatives associated with the Group’s funding. ANZ excludes volatility associated with fair value movements on these transactions to provide a better indication of the core business performance

2006 result

Profit after tax increased by 16%. Cash profit also increased 16% (refer pages 13 to 15 for an explanation of non-core items and AIFRS adjustments). Significant influences on cash profit were:

•                  Net interest income increased by 12%. Average net advances increased 11%, driven by growth in Consumer Finance 21%, Rural Commercial & Agribusiness Products 15%, Mortgages 12%, Business Banking 13%, Corporate Banking 10% and Debt Product Group 8%. Average deposit and other borrowing volumes increased 12% driven by Rural Commercial & Agribusiness Products 13%, Esanda 12%, Banking Products 11%, Corporate Banking 12%, Business Banking 11% and Group Treasury 24%. Net interest margin decreased 5 basis points with a change in the asset mix, increased volumes of wholesale funding and competitive pressures in the lending books of Mortgages, Consumer Finance, Debt Products Group, Business Banking and Corporate Banking, partly offset by higher earnings from foreign exchange revenue hedging, +3 basis points or $58 million, interest received on tax refunds from the ATO and release of revenue related to prior years in Trade and Transaction Services.

•                  Other operating income increased by 9%. Personal increased 8% due to volume growth initiatives in Consumer Finance, higher transaction volumes in Banking Products and higher sales from financial planners in Investment and Insurance Products. Institutional increased 9% due to increased volumes in Trade and Transaction Services, higher deal fees in Corporate and Structured Financing and higher Markets earnings with increased activity and positioning to take advantage of interest rate and currency volatility. In addition the 2005 year included a $32 million cost from the hedging of capital investment earnings in INGA which ceased in October 2005.

•                  Operating expenses increased by 8% reflecting an increased investment in frontline staff with a 4% increase in personnel numbers, the footprint expansion in Personal through the addition of 25 more branches and a further 330 ATMs, annual salary increases, and investment in new IT platforms in Markets and Transactional Services businesses.

•                  Provision for credit impairment decreased by 9% ($40 million). This was driven by a combination of increased lending volumes, moderately higher risk in credit cards and an increase in Institutional, due to two accounts downgraded in the March 2006 half, partly offset by recoveries in the non-continuing businesses, being offset by an improved credit risk profile in most portfolios and collective provisions raised in 2005 for expected portfolio deterioration in segments identified as being most vulnerable to higher oil prices.

Comparison with March 2006 half

Profit after tax increased 8%. After adjusting for the impact of non-core items and AIFRS 2005 adjustments (refer pages 13 to 15), cash profit increased 15%.

•                  Net interest income increased 8% as average net advances increased 6% and average deposits and other borrowings increased 8% and net interest margin increased 2 basis points. Higher earnings from foreign exchange revenue hedging contributed +5 basis points or $52 million. Market s net interest income increased $22 million due to a reduction in funding costs associated with unrealised trading gains resulting in a higher proportion of revenue being booked as interest, offset in Other income.

•                  Other income increased 15%. Personal increased 20%, due to strong volume and fee growth across all businesses and Institutional increased 12%, due to solid deal flow in Corporate and Structured Financing and higher Markets revenue from sales.

•                  Operating expenses increased 8% reflecting the 3% increase in staff numbers, higher marketing spend, the ongoing investment in the branch network and the timing impact of higher software maintenance fees in the second half and re-assessment of software projects in Mortgages.

•                  Provision for credit impairment decreased 11% as the individual provision charge decreased $28 million, due to ongoing debt recoveries and no large new provisions in Institutional, partly offset by higher provisions in Personal due to increased volumes and seasonality in Consumer Finance.

New Zealand

	Half	Half	Sep 06	Full	Full	Sep 06
	year	year	v. Mar	year	year	v. Sep
	Sep 06	Mar 06	06	Sep 06	Sep 05	05
	NZD $M	NZD $M	%	NZD $M	NZD $M	%
Net interest income	1,028	943	9%	1,971	1,772	11%
Other external operating income	364	417	-13%	781	731	7%
Operating income	1,392	1,360	2%	2,752	2,503	10%
Operating expenses	(644)	(644)	0%	(1,288)	(1,234)	4%
Profit before credit impairment and income tax	748	716	4%	1,464	1,269	15%
Provision for credit impairment	(5)	(14)	-64%	(19)	(156)	-88%
Profit before income tax	743	702	6%	1,445	1,113	30%
Income tax expense	(253)	(227)	11%	(480)	(344)	40%
Minority interest	—	(1)	-100%	(1)	(1)	0%
Cash(1) profit	490	474	3%	964	768	26%
Non-core items(1) and AIFRS 2005 adjustments	—	(13)	-100%	(13)	(14)	-7%
Net profit (NZD)	490	461	6%	951	754	26%
Net profit (AUD)	408	422	-3%	830	695	19%

Net interest average margin	2.33%	2.32%		2.32%	2.36%
Return on risk weighted assets	1.41%	1.49%		1.45%	1.32%
Operating expenses(1) to operating income	46.2%	49.9%		48.1%	52.2%
Operating expenses(1) to average assets	1.34%	1.54%		1.44%	1.63%
Core(1) net interest average margin	2.33%	2.32%		2.32%	2.43%
Cash(1) return on risk weighted assets	1.41%	1.54%		1.47%	1.35%
Operating expenses to operating income (cash(1))	46.3%	47.4%		46.8%	49.3%
Operating expenses to average assets (cash(1))	1.34%	1.45%		1.39%	1.53%
Individual provision charge	(7)	(23)	-70%	(30)	(116)	-74%
Individual provision charge as a% of average net advances	0.02%	0.06%		0.04%	0.18%
Collective provision charge	2	9	-78%	11	(6)	large
Collective provision charge as a% of average net advances	-0.01%	-0.03%		-0.01%	0.01%
Individual provision charge (cash)	(7)	(23)	-70%	(30)	(116)	-74%
Individual provision charge as a% of average net advances (cash)	0.02%	0.06%		0.04%	0.18%
Collective provision charge (cash)	2	9	-78%	11	(40)	large
Collective provision charge as a% of average net advances (cash)	-0.01%	-0.03%		-0.01%	0.06%
Net non-performing loans	93	119	-22%	93	123	-24%
Net non-performing loans as a% of net advances	0.12%	0.16%		0.12%	0.18%
Total employees	9,392	9,304	1%	9,392	9,515	-1%
Lending growth	5.5%	6.1%		11.9%	13.9%
External assets	95,153	93,410	2%	95,153	86,505	10%
Risk weighted assets	68,496	65,216	5%	68,496	61,041	12%

(1)       ANZ has calculated the 2005 result on an AIFRS basis that is comparable with 2006 (refer page 15), allowing readers to see the impact on 2005 results of accounting standards that have only been applied from 1 October 2005. The impact is a reduction of NZD27 million in 2005 net profit after tax. No adjustment has been made to retrospectively designate derivatives hedging the Group’s funding on the basis of impracticability

In 2006 ANZ has classified the NZD$16 million settlement of a dispute with Lloyds TSB over the accounting treatment of certain items in the completion accounts for the acquisition of National Bank of New Zealand Limited (tax on settlement: $nil) as significant items. In 2005 ANZ classified $14 million after tax profit on the sale of NBNZ life and funds management businesses as a significant item (tax on gain on sale of NBNZ life and funds management businesses: $nil). ANZ excludes significant items to eliminate the distorting effect of one-off transactions on the results of its core business (refer page 13)

In 2006 ANZ has incurred NZD29 million after tax ANZ National Bank incremental integration costs (2005 full year: NZD56 million; Sep 2006 half: $nil; Mar 2006 half: NZD29 million). ANZ National Bank incremental integration costs are excluded to better reflect the core cost base following completion of the integration

Reconciliation of Geographic result

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 06	year	year	Sep 06
NZ Business	Sep 06	Mar 06	v. Mar 06	Sep 06	Sep 05	v. Sep 05
	NZD $M	NZD $M	%	NZD $M	NZD $M	%
New Zealand Businesses	404	376	7%	780	642	21%
NZ Institutional (Continuing)	109	117	-7%	226	197	15%
New Zealand Banking	513	493	4%	1,006	839	20%
Non-continuing businesses	1	3	-67%	4	35	-89%
NZ shareholder functions	(24)	(22)	9%	(46)	(106)	-57%
New Zealand geography adjusted for non-core items(1)	490	474	3%	964	768	26%
Non-core items and AIFRS 2005 Adjustments	—	(13)	-100%	(13)	(14)	-7%
Total New Zealand geography	490	461	6%	951	754	26%

(1)       Refer footnote 1 on page 53

2006 result

Profit after tax in NZD increased by 26% (NZD197 million) after adjusting for the impact of AIFRS and non-core items (refer page 15). The result was assisted by a NZD137 million (NZD92 million after tax) reduction in the credit impairment charge. Profit before credit impairment and income tax increased 15% after adjusting for the impact of AIFRS 2005 adjustments and non-core items. Overall, the business is displaying promising momentum, and has achieved robust credit growth, maintained good credit quality, and the level of interest margin decline has moderated.

Key influences on cash profit include:

•                  Net interest income increased 11% (NZD199 million) including an additional NZD76 million resulting from the issue of preference share capital in September 2005 to repay intercompany debt as a result of amendments to New Zealand thin capitalisation rules. Lending volumes increased 12% with growth robust across all businesses, except for a reduction in UDC (impacted by intense competition and sales force restructuring), and the roll off in discontinuing businesses. Net interest margins declined 11 basis points mainly driven by competition and product mix impacts (customer migration from variable rate to fixed rate mortgages, the increasing requirement for wholesale funding, and growth in lower margin products). This was partly offset by the benefit of the additional preference share capital (equivalent of 9 basis points).

•                  Other external operating income increased 7% largely due to the strong result in Institutional (15%) mainly from the Markets business, as well as income resulting from the MasterCard Initial Public Offer (NZD5 million). The National Bank Retail increased by 21%, with growth across lending, card and transactional fees as well as commission income.

•                  Operating expenses increased 4%. Increases in frontline and customer support staff numbers, salary increases, the cost of the Commerce Commission settlement (NZD10 million), and the cost of operating domestic systems in New Zealand (NZD10 million) were partly offset by a 6% reduction in the number of support staff, control of discretionary expenditure, and lower non-incremental integration costs with the project completed during the year.

•                  Provision for credit impairment decreased by NZD137 million. This was driven by both lower collective and individual provision charges, following a combination of increased lending volumes being offset by individual provisions raised for corporate accounts and exposures to the apple and pear export industry in 2005, an improved credit risk profile (an increased proportion of low risk residential and rural lending) and collective provisions raised in 2005 for portfolio deterioration in segments identified as being most vulnerable to higher oil prices.

•                  The effective tax rate increased, largely due to the run off of structured finance deals.

Comparison with March 2006 half

Profit after tax in NZD increased by 6%. After adjusting for the impact of AIFRS and non-core items (refer pages 13 to 15), cash profit increased 3%. The following explanations exclude the impact of non-core items:

•                  Net interest income increased 9%. Lending volumes increased 6%, with good growth across all businesses apart from UDC and Institutional. Deposits grew 2%. The level of net interest margin decline has moderated in all businesses, except in NZ Institutional Continuing Businesses where the margin has improved due to a sharp decline in exchange rates during the March half which resulted in an additional NZD32 million interest income being earned on swap transactions in the September half, however, trading losses offset the interest income.

•                  Other operating income reduced 13%, mainly driven by NZ Institutional Continuing Businesses, with the exceptional Markets performance in the first half not matched. Other income in The National Bank Retail increased 9%, with growth across lending, cards and transactional fees. Fee income in other businesses was constrained by competitive pressures.

•                  Operating expenses remained flat. Salary and rental increases were offset by lower non-incremental integration costs with the project completing during March 2006. The first half result was also impacted by the cost of the Commerce Commission settlement.

•                  Provision for credit impairment decreased by NZD9 million. The individual provision charge reduced NZD16 million largely reflecting provisioning for an isolated loss in the March 2006 half, and the collective provision credit reduced by NZD7 million. Net non-performing loans reduced 22%.

Asia

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 06	year	year	Sep 06
	Sep 06	Mar 06	v. Mar 06	Sep 06	Sep 05	v. Sep 05
	$M	$M	%	$M	$M	%
Net interest income	92	77	19%	169	120	41%
Other external operating income	83	71	17%	154	136	13%
Operating income	175	148	18%	323	256	26%
Operating expenses	(77)	(74)	4%	(151)	(127)	19%
Profit before credit impairment and income tax	98	74	32%	172	129	33%
Provision for credit impairment	(13)	(8)	63%	(21)	(7)	large
Profit before income tax	85	66	29%	151	122	24%
Income tax expense	(14)	(11)	27%	(25)	(15)	67%
Minority interest	(1)	—	n/a	(1)	(1)	0%
Cash profit(1)	70	55	27%	125	106	18%
Non-core items(1) and AIFRS 2005 adjustments	—	—	n/a	—	(11)	-100%
Net profit	70	55	27%	125	95	32%

Consisting of:
Network Business	52	41	27%	93	64	45%
International Partnerships	18	14	29%	32	42	-24%
	70	55	27%	125	106	18%
Operating expenses to operating income	44.0%	50.0%		46.8%	49.6%
Operating expenses to operating income (cash(1))	44.0%	50.0%		46.8%	49.4%
Individual provision charge	(14)	(4)	large	(18)	(11)	64%
Collective provision charge	1	(4)	large	(3)	(10)	-70%
Individual provision charge (cash)	(14)	(4)	large	(18)	(11)	64%
Collective provision charge (cash)	1	(4)	large	(3)	4	large
Net non-performing loans	—	—	n/a	—	6	-100%
Total employees	913	843	8%	913	826	11%

(1)       ANZ has calculated the 2005 result on an AIFRS basis that is comparable with 2006 (refer page 15), allowing readers to see the impact on 2005 results of accounting standards that have only been applied from 1 October 2005. The impact is a reduction of $11 million in 2005 net profit after tax. No adjustment has been made to retrospectively designate derivatives hedging the Group’s funding on the basis of impracticability

2006 result

Profit after tax increased 32%. After adjusting for AIFRS 2005 adjustments (refer page 15) profit after tax increased by 18%. The depreciation of the AUD increased profit growth by 2% ($2 million). After adjusting for non-core items and exchange rate movements:

•                  Net interest income increased 37% reflecting improved Treasury performance in Singapore, Card volumes in Indonesia, improved deposit margins, particularly in Vietnam, and the first full year of operations in Cambodia. Loan and deposit volumes also grew across the region, reflective of increased economic activity.

•                  Other external operating income increased 10% due to higher Cards volumes in Indonesia, higher foreign exchange revenue, increased equity accounted income from Metrobank Card Corporation and Tianjin City Commercial Bank, offset by reduced Equity accounted income in PT Panin Bank.

•                  Operating expenses increased 17% as a result of costs associated with building partner relationships in Indonesia, China and Vietnam, the first full year of operating costs in Cambodia and new product specialists in Asia.

•                  Provision for credit impairment increased by $13 million. The individual provision charge increased largely due to Singapore and Indonesia, offset by write-backs in Hong Kong and Philippines.

•                  Income tax expense increase reflects increased profit and the impact of reduced equity accounted income from PT Panin Bank.

Comparison with March 2006 half

Profit after tax increased 27%. Operating income increased 18% with strong deposit volume growth in Hong Kong and Indonesia, higher Metrobank Card Corporation Inc equity accounted income from growth in card volumes and higher equity accounted earnings from the new partnership with Tianjin City Commercial Bank. Operating expenses increased by 4% as investments were made to progress partnerships in Indonesia, China and Vietnam, together with the addition of specialist product skills. The impact of exchange rate movements was immaterial.

Pacific

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 06	year	year	Sep 06
	Sep 06	Mar 06	v. Mar 06	Sep 06	Sep 05	v. Sep 05
	$M	$M	%	$M	$M	%
Net interest income	72	66	9%	138	111	24%
Other external operating income	74	74	0%	148	137	8%
Operating income	146	140	4%	286	248	15%
Operating expenses	(65)	(63)	3%	(128)	(112)	14%
Profit before credit impairment and income tax	81	77	5%	158	136	16%
Provision for credit impairment	(1)	1	large	—	(17)	-100%
Profit before income tax	80	78	3%	158	119	33%
Income tax expense	(22)	(22)	0%	(44)	(34)	29%
Minority interest	—	(1)	-100%	(1)	(1)	0%
Cash profit(1)	58	55	5%	113	84	35%
Non-core items(1) and AIFRS 2005 adjustments	—	—	n/a	—	6	-100%
Net profit	58	55	5%	113	90	26%

Operating expenses to operating income	44.5%	45.0%		44.8%	44.8%
Operating expenses to operating income (cash(1))	44.5%	45.0%		44.8%	45.3%
Individual provision charge	4	3	33%	7	(12)	large
Collective provision charge	(5)	(2)	large	(7)	2	large
Individual provision charge (cash)	4	3	33%	7	(13)	large
Collective provision charge (cash)	(5)	(2)	large	(7)	(4)	75%
Net non-performing loans	5	8	-38%	5	22	-77%
Total employees	1,662	1,613	3%	1,662	1,606	3%

(1)       ANZ has calculated the 2005 result on an AIFRS basis that is comparable with 2006 (refer page 15), allowing readers to see the impact on 2005 results of accounting standards that have only been applied from 1 October 2005. The impact is a reduction of $6 million in 2005 net profit after tax. No adjustment has been made to retrospectively designate derivatives hedging the Group’s funding on the basis of impracticability

2006 result

Profit after tax increased 26%. After adjusting for AIFRS 2005 adjustments (refer page 15) profit after tax increased by 35%. The depreciation of the AUD increased profit growth by 2% ($2 million). After adjusting for non-core items and exchange rate movements:

•                  Net interest increased 23% reflecting growth in lending volumes in Fiji, Samoa and PNG.

•                  Other external operating income increased 7% due to growth in lending volumes in Fiji, Samoa, PNG and Vanuatu and higher foreign exchange revenue.

•                  Operating expenses increased 13% predominantly due to investment in our Operational Excellence agenda and expansion of footprint.

•                  Provision for credit impairment decreased by $17 million predominantly due to the writeback of two individual provisions in Fiji.

•                  Income tax expense increase reflects increased profit.

Comparison with March 2006 half

Profit after tax increased 5%. Operating income increased 4% with strong lending and increased fee income. Operating expenses increased by 3%. The impact of exchange rate movements was immaterial.

Other: United Kingdom, Europe, United States and Middle East & South Asia [including Bangalore]

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 06	year	year	Sep 06
	Sep 06	Mar 06	v. Mar 06	Sep 06	Sep 05	v. Sep 05
	$M	$M	%	$M	$M	%
Net interest income	82	69	19%	151	244	-38%
Other external operating income	31	86	-64%	117	111	5%
Operating income	113	155	-27%	268	355	-25%
Operating expenses	(66)	(54)	22%	(120)	(117)	3%
Profit before credit impairment and income tax	47	101	-53%	148	238	-38%
Provision for credit impairment	27	15	80%	42	55	-24%
Profit before income tax	74	116	-36%	190	293	-35%
Income tax expense	(23)	(37)	-38%	(60)	(94)	-36%
Cash profit(1)	51	79	-35%	130	199	-35%
Non-core items and AIFRS 2005 adjustments	(2)	4	large	2	(52)	large
Net profit	49	83	-41%	132	147	-10%
Operating expenses to operating income	60.0%	34.0%		44.8%	33.7%
Operating expenses to operating income (cash(1))	58.0%	35.0%		44.4%	33.1%
Individual provision charge	5	4	25%	9	27	-67%
Collective provision charge	22	11	100%	33	(46)	large
Individual provision charge (cash)	5	4	25%	9	26	-65%
Collective provision charge (cash)	22	11	100%	33	29	14%
Net non-performing loans	3	6	-50%	3	46	-93%
Total employees	1,567	1,082	45%	1,567	986	59%

(1)       ANZ has calculated the 2005 result on an AIFRS basis that is comparable with 2006 (refer page 15), allowing readers to see the impact on 2005 results of accounting standards that have only been applied from 1 October 2005. The impact is a reduction of $52 million in 2005 net profit after tax. No adjustment has been made to retrospectively designate derivatives hedging the Group’s funding on the basis of impracticability

The Group enters into economic hedges to manage its interest rate and foreign exchange risk. In 2006 ANZ has classified $2 million after tax (2005 full year: $nil; Sep 2006 half: $2 million loss; Mar 2006 half: $4 million profit) relating to economic hedging as a non-core item. Included in this non-core amount is ineffectiveness arising from designated accounting hedges, any volatility arising from usage of the fair value option and approved classes of derivatives not designated in accounting hedge relationships but that are considered to be economic hedges. ANZ excludes volatility associated with fair value movements on these transactions to provide a better indication of the core business performance.

2006 result

Profit after tax decreased 10%. Cash profit reduced 35%. The impact of exchange rates was immaterial. Significant influences on the core result were:

•                  Net interest income decreased 38% mainly due to reduced earnings on capital of $70 million following a change in the New Zealand funding structure resulting in repayment of intra-group debt and a reduction in the non-continuing business in the United States.

•                  Other operating income increased 5% due largely to the profit on the sale of a power asset in the United States and the settlement of warranties on the sale of the London headquartered project and structured finance business offset by lower foreign exchange earnings and fees.

•                  Operating expenses increased 3%. The rise in staff numbers is attributable to increases in operations and technology staff in India, however these costs were charged to other businesses.

•                  The credit in the Provision for credit impairment is due to the reduction in assets following the sale of the project and structured finance business, lower risk in the continuing business and debt recoveries. The credit in the individual provisions charge reduced mainly as a result of lower recoveries in the 2006 financial year. Net non-performing loans reduced due to the realisation of a power exposure in the United States.

Comparison with March 2006 half

Profit after tax decreased 41%. Cash profit decreased 35%. Net interest income increased by 19% due largely to the lower funding cost of derivative positions in Markets, which is offset by a reduction in other income. Other operating income was further impacted by the profit on the sale of a power asset in the United States and the settlement of sale warranties occurring in the March 2006 half year, lower foreign exchange earnings and mark to market losses on credit derivatives. Operating expenses increased 22% mainly due to higher premises and intra-group costs in London and higher costs in India. The increase in the credit to collective provisions is due to improved credit quality, reduction in customer limits and recovery of bad debts previously provided for.

FIVE YEAR SUMMARY

			Previous AGAAP
	2006	2005	2004	2003	2002
	$M	$M	$M	$M	$M
Income Statement
Net interest income	6,943	6,371	5,252	4,311	4,018
Other operating income	3,146	2,935	3,267	2,808	2,796
Operating expense	(4,605)	(4,340)	(4,005)	(3,228)	(3,153)
Provision for credit impairment	(407)	(565)	(632)	(614)	(610)
Profit before income tax	5,077	4,401	3,882	3,277	3,051
Income tax expense	(1,486)	(1,247)	(1,147)	(926)	(880)
Minority interest	(4)	(3)	(4)	(3)	(3)
Cash profit(1)	3,587	3,151	2,731	2,348	2,168
Non-core items(1)	101	24	84	—	154
Net profit attributable to shareholders of the company	3,688	3,175	2,815	2,348	2,322

Balance Sheet
Assets	335,771	300,885	259,345	195,591	183,105
Net assets	19,906	19,538	17,925	13,787	11,465
Ratios
Return on average ordinary equity(2)	20.7%	18.3%	19.1%	21.2%	22.0%
Return on average assets	1.1%	1.1%	1.2%	1.2%	1.3%
Tier 1 capital ratio	6.8%	6.9%	6.9%	7.7%	7.9%
Operating expenses(3) to operating income	44.6%	47.0%	44.9%	45.1%	41.3%
Core operating expenses(3) to operating income	45.6%	46.6%	45.3%	45.1%	46.0%
Shareholder value - ordinary shares
Total return to shareholders (share price movement plus dividends)	17.1%	32.6%	17.0%	6.7%	15.3%
Market capitalisation	49,331	43,834	34,586	27,314	26,544
Dividend	125 cents	110 cents	101 cents	95 cents	85 cents
Franked portion	100%	100%	100%	100%	100%
Share price(4)
- high	$28.66	$24.45	$19.44	$18.45	$19.70
- low	$22.70	$19.02	$15.94	$15.01	$15.23
- closing	$26.86	$24.00	$19.02	$17.17	$16.88
Share information (per fully paid)
Earnings per share - basic(4)	200.0c	169.5c	153.1c	142.4c	141.4c
Dividend payout ratio	62.6%	65.0%	67.5%	64.2%	57.8%
Net tangible assets	$8.53	$7.77	$7.51	$7.49	$6.58
Number of fully paid ordinary shares	1,836.6	1,826.4	1,818.4	1,521.7	1,503.9
Other information
Permanent employees (FTE)	30,644	29,471	27,383	21,586	21,380
Temporary employees (FTE)	1,612	1,505	1,372	1,551	1,102
Total employees	32,256	30,976	28,755	23,137	22,482
Points of representation	1,265	1,223	1,190	1,019	1,018
Number of shareholders(5)	291,262	263,467	252,072	223,545	198,716

(1)       ANZ has calculated the 2005 result on an AIFRS basis that is comparable with 2006 (refer page 15), allowing readers to see the impact on 2005 results of accounting standards that have only been applied from 1 October 2005. The impact is a reduction of $31 million in 2005 net profit after tax. No adjustment has been made to retrospectively designate derivatives hedging the Group’s funding on the basis of impracticability

In 2006 ANZ has classified the $113 million ($79 million after tax) settlement of the NHB insurance matter and the $14 million settlement of a dispute with Lloyds TSB over the accounting treatment of certain items in the completion accounts for the acquisition of National Bank of New Zealand Limited (tax on settlement: $nil) as significant items. In 2005 ANZ classified $14 million after tax profit on the sale of NBNZ life and funds management businesses as a significant item (tax on gain on sale of NBNZ life and funds management businesses: $nil). ANZ excludes significant items to eliminate the distorting effect of one-off transactions on the results of its core business (refer page 13)

The Group enters into economic hedges to manage its interest rate and foreign exchange risk. In 2006 ANZ has classified $34 million after tax (2005: $31 million) relating to economic hedging as a non-core item (tax on hedge gains/losses $15 million (2005: $13 million). Included in this non-core amount is ineffectiveness arising from designated accounting hedges, any volatility arising from usage of the fair value option and approved classes of derivatives not designated in accounting hedge relationships but that are considered to be economic hedges. The 2005 year numbers do not include any adjustment to retrospectively calculate the AIFRS impact on the derivatives associated with the Group’s funding. ANZ excludes volatility associated with fair value movements on these transactions to provide a better indication of the core business performance (refer page 14)

In 2006 ANZ has incurred $26 million after tax ANZ National Bank incremental integration costs (2005: $52 million; 2004: $14 million). Tax on ANZ National Bank incremental integration costs is $13 million (2005: $26 million; 2004: $7 million). ANZ National Bank incremental integration costs are excluded to better reflect the core cost base and assist analysis of the cost base following completion of the integration

(2)       Average ordinary shareholders’ equity excludes minority interest

(3)       Operating expenses excludes goodwill amortisation of $nil (2005: $nil; 2004: $146 million; 2003: $18 million; 2002: $20 million). Under AIFRS goodwill is not amortised and therefore was not recognised from 2005 onwards

(4)       September 2003 and prior periods adjusted for the bonus element of the rights issue

(5)       Excludes employees whose only ANZ shares are held in trust under ANZ employee share schemes

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Australia and New Zealand Banking Group Limited

CONSOLIDATED FINANCIAL INFORMATION AND OTHER DISCLOSURES

Full year ended
30 September 2006

CONSOLIDATED FINANCIAL INFORMATION – TABLE OF CONTENTS

CONSOLIDATED INCOME STATEMENT

				Movt
		Half	Half	Sep 06	Full	Full	Movt
		year	year	v. Mar	year	year	Sep 06
	Note	Sep 06	Mar 06	06	Sep 06	Sep 05	v. Sep 05
		$M	$M		$M	$M	%
Total income	2	13,138	12,372	6%	25,510	21,297	20%
Interest income		11,524	10,777	7%	22,301	17,719	26%
Interest expense		(7,949)	(7,409)	7%	(15,358)	(11,901)	29%
Net interest income		3,575	3,368	6%	6,943	5,818	19%
Other operating income		1,614	1,595	1%	3,209	3,578	-10%
Operating income		5,189	4,963	5%	10,152	9,396	8%
Operating expenses	3	(2,346)	(2,185)	7%	(4,531)	(4,418)	3%
Profit before credit impairment and income tax		2,843	2,778	2%	5,621	4,978	13%
Provision for credit impairment		(183)	(224)	-18%	(407)	(580)	-30%
Profit before income tax		2,660	2,554	4%	5,214	4,398	19%
Income tax expense	4	(780)	(742)	5%	(1,522)	(1,220)	25%
Profit for the period		1,880	1,812	4%	3,692	3,178	16%
Net profit attributable to minority interest		(3)	(1)	large	(4)	(3)	33%
Net profit attributable to shareholders of the Company		1,877	1,811	4%	3,688	3,175	16%

Earnings per ordinary share (cents)
Basic		101.6	98.4	3%	200.0	169.5	18%
Diluted		98.5	95.5	3%	194.0	164.4	18%
Dividend per ordinary share (cents)		69	56	23%	125	110	14%
Net tangible assets per ordinary share ($)		8.53	7.99	7%	8.53	7.77	10%

The notes appearing on pages 69 to 90 form an integral part of these financial statements

CONSOLIDATED BALANCE SHEET

					Movt	Movt
		As at	As at	As at	Sep 06	Sep 06
	Note	Sep 06	Mar 06	Sep 05	v. Mar 06	v. Sep 05
		$M	$M	$M	%	%
Assets
Liquid assets		15,019	13,870	11,601	8%	29%
Due from other financial institutions		9,665	8,336	6,348	16%	52%
Trading securities(1)		9,179	8,721	6,285	5%	46%
Derivative financial instruments(2)		9,164	11,456	6,511	-20%	41%
Available for sale assets(3)		10,653	13,287	10,042	-20%	6%
Net loans and advances	7	255,410	241,546	232,490	6%	10%
Customers’ liability for acceptances		13,435	13,692	13,449	-2%	0%
Regulatory deposits		205	214	159	-4%	29%
Interests in associates and joint venture entities		2,200	1,912	1,926	15%	14%
Deferred tax assets		1,384	1,460	1,389	-5%	0%
Goodwill and other intangible assets(4)		3,337	3,272	3,458	2%	-3%
Other assets(5)		5,011	4,507	6,173	11%	-19%
Premises and equipment		1,109	1,061	1,054	5%	5%
Total assets		335,771	323,334	300,885	4%	12%
Liabilities
Due to other financial institutions		14,118	13,345	12,027	6%	17%
Deposits and other borrowings		204,794	196,850	190,322	4%	8%
Derivative financial instruments(2)		8,753	10,105	7,006	-13%	25%
Liability for acceptances		13,435	13,692	13,449	-2%	0%
Income tax liabilities		1,953	1,897	1,801	3%	8%
Payables and other liabilities		10,679	9,697	7,618	10%	40%
Provisions		957	908	914	5%	5%
Bonds and notes		50,050	46,923	39,073	7%	28%
Loan capital(6)	10	11,126	11,121	9,137	0%	22%
Total liabilities		315,865	304,538	281,347	4%	12%
Net assets		19,906	18,796	19,538	6%	2%
Shareholders’ equity
Ordinary share capital	11,12	8,271	8,068	8,053	3%	3%
Preference share capital	11,12	871	871	1,858	0%	-53%
Reserves	12	(354)	(156)	(46)	large	large
Retained earnings	12	11,084	9,979	9,646	11%	15%
Share capital and reserves attributable to shareholders of the Company		19,872	18,762	19,511	6%	2%
Minority interest		34	34	27	0%	26%
Total equity		19,906	18,796	19,538	6%	2%

Contingent liabilities and contingent assets	13

(1)       Includes bills held in portfolio $1,569 million (Mar 2006: $1,167 million; Sep 2005: $1,182 million)

(2)       March 2006 has been restated for derivative netting adjustments. No impact on net assets

(3)       In 2005 available for sale assets were reported as investment securities

(4)       Excludes notional goodwill in equity accounted entities

(5)       Includes interest revenue receivable $1,569 million (Mar 2006: $1,468 million; Sep 2005: $1,443 million)

(6)       Includes $2,471 million (Mar 2006: $2,536 million; Sep 2005: $1,443 million) hybrid loan capital that qualifies for Tier 1 capital as defined by the Australian Prudential Regulation Authority

The notes appearing on pages 69 to 90 form an integral part of these financial statements

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 06	year	year	Sep 06
	Sep 06	Mar 06	v. Mar 06	Sep 06	Sep 05	v. Sep 05
	$M	$M	%	$M	$M	%
Items recognised directly in equity(1)
Currency translation adjustments
Exchange differences taken to equity	102	(305)	large	(203)	(443)	-54%
Available-for-sale assets
Valuation gain taken to equity	2	18	-89%	20	n/a	n/a
Cumulative (gain transferred to the income) statement on sale	(8)	—	n/a	(8)	n/a	n/a
Cash flow hedges
Valuation gain taken to equity	93	28	large	121	n/a	n/a
Transferred to income statement for the period	(42)	(14)	large	(56)	n/a	n/a
Actuarial gain (loss) on defined benefit plans	(80)	25	large	(55)	25	large
Net profit/(loss) recognised directly in equity	67	(248)	large	(181)	(418)	-57%
Profit for the period	1,880	1,812	4%	3,692	3,178	16%
Total recognised income and expense for the period	1,947	1,564	24%	3,511	2,760	27%
Total recognised income and expense attributable to minority interest	(3)	(1)	large	(4)	(3)	33%
Total recognised income and expense attributable to shareholders of the company	1,944	1,563	24%	3,507	2,757	27%

(1)       These items are disclosed net of tax

The notes appearing on pages 69 to 90 form an integral part of these financial statements

CONSOLIDATED CASH FLOW STATEMENT

		Half	Half	Full	Full
		year	year	year	year
		Sep 06	Mar 06	Sep 06	Sep 05
		Inflows	Inflows	Inflows	Inflows
	Note	(Outflows)	(Outflows)	(Outflows)	(Outflows)
		$M	$M	$M	$M
Cash flows from operating activities
Interest received		11,835	11,179	23,014	17,868
Dividends received		4	49	53	144
Fee income received		1,066	1,016	2,082	2,303
Other income received		476	581	1,057	1,013
Interest paid		(7,377)	(7,299)	(14,676)	(11,414)
Personnel expenses paid		(1,354)	(1,383)	(2,737)	(2,498)
Premises expenses paid		(191)	(188)	(379)	(367)
Other operating expenses paid		(1,172)	(1,244)	(2,416)	(2,144)
Recovery from NHB litigation		27	87	114	—
Income taxes paid
Australia		(249)	(539)	(788)	(572)
Overseas		(355)	(82)	(437)	(500)
Goods and Services Tax received (paid)		(13)	(5)	(18)	18
(Increase)/decrease in operating assets:
Liquid assets - greater than three months		498	(1,798)	(1,300)	(728)
Due from other financial institutions		512	806	1,318	(371)
Trading Securities		(1,666)	(15)	(1,681)	(821)
Regulatory deposits		5	(47)	(42)	5
Loans and advances		(12,879)	(13,969)	(26,848)	(28,788)
Increase/ (decrease) in operating liabilities
Deposits and other borrowings		7,400	8,729	16,129	19,856
Due to other financial institutions		700	1,159	1,859	4,972
Payables and other liabilities		(474)	1,015	541	(1,339)
Net cash (used in) operating activities	14	(3,207)	(1,948)	(5,155)	(3,363)
Cash flows from investing activities
Net decrease/(increase)
Available for sale assets
Purchases		(5,290)	(10,190)	(15,480)	(17,188)
Proceeds from sale or maturity		8,022	8,217	16,239	17,856
Controlled entities and associates
Purchased (net of cash acquired)		(227)	(62)	(289)	(208)
Proceeds from sale (net of cash disposed)		14	—	14	360
Premises and equipment
Purchases		(97)	(153)	(250)	(325)
Proceeds from sale		17	2	19	86
Other		1,611	86	1,697	(1,719)
Net cash provided by/(used in) investing activities		4,050	(2,100)	1,950	(1,138)
Cash flows from financing activities
Net (decrease)/increase
Bonds and notes
Issue proceeds		7,582	9,924	17,506	17,968
Redemptions		(4,810)	(4,139)	(8,949)	(5,025)
Loan capital
Issue proceeds		639	609	1,248	1,225
Redemptions		(656)	—	(656)	(93)
Change in minority interest		(2)	2	—	8
Dividends paid		(941)	(989)	(1,930)	(1,808)
Share capital issues		72	75	147	120
Share capital buyback		—	(146)	(146)	(204)
Euro Trust security issue		—	—	—	875
Euro Trust issues costs		—	—	—	(4)
Net cash provided by financing activities		1,884	5,336	7,220	13,062
Net cash (used in) operating activities		(3,207)	(1,948)	(5,155)	(3,363)
Net cash provided by/(used in) investing activities		4,050	(2,100)	1,950	(1,138)
Net cash provided by financing activities		1,884	5,336	7,220	13,062
Net increase in cash and cash equivalents		2,727	1,288	4,015	8,561
Cash and cash equivalents at beginning of period		16,845	13,702	13,702	7,854
Foreign currency translation on opening balances		772	1,855	2,627	(2,713)
Cash and cash equivalents at end of period	14	20,344	16,845	20,344	13,702

The notes appearing on pages 69 to 90 form an integral part of these financial statements

NOTES TO FINANCIAL INFORMATION

1.              Significant Accounting Policies

(i)            Basis of preparation

These consolidated financial statements comprise a general purpose financial report and:

•                  should be read in conjunction with the ANZ Financial Report and the ANZ Concise Annual Report for the year ended 30 September 2006 and any public announcements made by the Parent entity and its controlled entities (the Group) for the year ended 30 September 2006 in accordance with the continuous disclosure obligations under the Corporations Act 2001 (as amended) and the ASX Listing Rules;

•                  are presented in Australian dollars in accordance with class order 98/100 dated 10 July 1998 (millions, except where stated otherwise);

•                  comply with the accounts provisions of the Banking Act 1959, applicable Australian Accounting Standards, the Corporations Act 2001 (as amended), the Corporations Regulations 2001 and other authoritative pronouncements of the Australian Accounting Standards Board (AASB);

•                  do not include all notes of the type normally included in the annual financial report; and

•                  have been prepared in accordance with the historical cost convention except that the following assets and liabilities are stated at their fair value: derivative financial instruments including the fair value of any applicable underlying exposure, assets treated as available-for-sale, financial instruments held for trading, term funding instruments including specific bonds and notes, and defined benefit plans assets and liabilities.

The preparation of the financial report requires the use of management judgement, estimates and assumptions that affect reported amounts and the application of policies. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable. Actual results may differ from these estimates. Such estimates may require review in future periods.

International Financial Reporting Standards (IFRS) form the basis of Australian Accounting Standards issued by the AASB, being Australian equivalents to IFRS (AIFRS). The Group revised its accounting policies effective 1 October 2004 to enable the preparation of financial statements that comply with AIFRS. This is the Group s first consolidated financial report prepared in accordance with AIFRS and AASB 1:  First-time Adoption of Australian Equivalents to International Financial Reporting Standards has been applied in preparing these financial statements. An explanation of how the transition from superseded policies to AIFRS has impacted the Group s reported financial position, financial performance and cash flow, is set out on the Group s website (www.anz.com) and in the Consolidated Financial Report and Dividend Announcement for the half year ended 31 March 2006.

The accounting policies have been consistently applied by all consolidated entities and to all periods presented in the consolidated financial report and the opening AIFRS balance sheet as at 1 October 2004, except for those policies relating to Standards for which comparatives are not restated, as permitted under the first time adoption transitional provisions. The Standards are AASB 132:  Financial Instruments: Presentation and Disclosure , AASB 139:  Financial Instruments: Recognition and Measurement , and AASB 4:  Insurance Contracts .

The Group s key accounting policies that have been amended by the adoption of AIFRS follow.

(ii)        Consolidation

The financial statements consolidate the financial statements of Australia and New Zealand Banking Group Limited (the Company) and all its subsidiaries where it is determined that there is a capacity to control. Control means the power directly or indirectly to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

On adoption of AIFRS certain special purpose entities in which the Group holds less than a majority of voting rights, were deemed to be controlled entities where:

•                  in substance, the majority of the risks and rewards from their activities accrue to the Group; or

•                  in substance, the Group controls their decision making powers so as to obtain the majority of the risks and rewards from their activities.

(iii)    Interest income and interest expense

Interest income and interest expense are recognised in the income statement as they accrue using the effective interest method.

Fee income and directly related transaction costs relating to loan origination, financing or restructurings are deferred and amortised to interest income over the expected life of the loan using the effective interest method.

Loan commitment fees, together with related direct costs, are deferred and recognised as an adjustment to the interest yield on the loan once drawn or immediately to the income statement for expired commitments.

Fees and commissions payable to brokers in respect of originating lending business, where these are incremental costs directly related to the issue of a financial instrument, are included in interest income as part of the effective interest rate.

(iv)       Fee and commission income

Unless included in the effective interest calculation (refer 1(iii)), fees and commissions are brought to account on an accrual basis.

Fees and commissions that relate to the execution of a significant act (for example, advisory or arrangement services, placement fees and underwriting fees) are recognised when the significant act has been completed.

Fees charged for providing ongoing services (for example, maintaining and administering existing facilities) are recognised as income over the period the service is provided.

(v)           Offsetting of income and expenses

Income and expenses are not offset unless required or permitted by an accounting standard. At the Group level, this generally arises in the following circumstances:

•                  where transaction costs, which are an integral part of the effective interest rate of a financial instrument measured at amortised cost, are offset against the interest income generated by the financial instrument;

•                  where gains and losses relating to fair value hedges are assessed as being effective;

•                  where gains and losses from a group of similar transactions are reported on a net basis, such as foreign exchange gains and losses;

•                  where amounts are collected on behalf of third parties, where the Group is acting as an agent; or

•                  where costs are incurred on behalf of customers and the Group is reimbursed.

(vi)       Derivative financial instruments

Derivative financial instruments are contracts whose value is derived from one or more underlying price, index or other variable.

Derivative financial instruments including swaps, forward rate agreements, futures, options and combinations of these instruments are entered into by the Group for trading purposes, including customer-related reasons, or for hedging purposes where the derivative instruments are used to hedge the Group s exposures to interest rate risk, currency risk, price risk, credit risk and other exposures relating to non-trading positions.

Derivative financial instruments are recognised initially at fair value with gains or losses from subsequent remeasurement at fair value being recognised in the income statement. Where the derivative is designated and effective as a hedging instrument, the timing of the recognition of any resultant gain or loss in the income statement is dependent on the hedging designation. These hedging designations and associated accounting treatments are as follows:

•                  Fair value hedge

Where the Group hedges the fair value of a recognised asset or liability or firm commitment, changes in the fair value of derivatives designated as a fair value hedge are recognised in the income statement. Changes in the fair value of the hedged item attributable to the hedged risk are reflected as adjustments to the carrying value of the hedged items, which are also recognised in the income statement. Hedge accounting is discontinued when the hedge instrument expires or is sold, terminated, exercised or no longer qualifies for hedge accounting. The resulting adjustment to the carrying amount of the hedged item arising from the hedged risk is amortised to the income statement over the period to maturity. If the hedged item is sold or repaid, the unamortised fair value adjustment is recognised immediately in the income statement.

•                  Cash flow hedge

The Group designates derivatives as cash flow hedges where the instrument hedges the variability in cash flows of a recognised asset or liability, a foreign exchange component of a firm commitment or a highly probable forecast transaction. The effective portion of changes in the fair value of derivatives qualifying and designated as cash flow hedges is deferred to the cash flow hedging reserve which forms part of shareholders equity. Any ineffective portion is recognised immediately in the income statement. Amounts deferred in equity are recognised in the income statement in the period during which the hedged forecast transactions take place.

When the hedge expires, is sold, terminated, exercised, or no longer qualifies for hedge accounting, the cumulative amount deferred in equity remains in the cash flow hedging reserve, and is subsequently transferred to the income statement when the hedged item is recognised in the income statement.

When a forecast transaction is no longer expected to occur, the amount deferred in equity is recognised immediately in the income statement.

•                  Net investment hedge

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. The gain or loss from remeasuring the fair value of the hedging instrument relating to the effective portion of the hedge is deferred in equity and the ineffective portion is recognised immediately in the income statement. Amounts deferred in the foreign currency translation reserve are recognised in the income statement on disposal of the foreign operation.

All gains and losses from changes in the fair value of derivatives, that are not designated in a hedging relationship but are entered into to manage the interest rate and foreign exchange risk of funding instruments, are recognised in the income statement. Under certain circumstances, the component of the fair value change in the derivative which relates to current period realised and unrealised interest, is included in net interest income. The remainder of the fair value movement is included in other income.

Derivatives embedded in financial instruments or other host contracts are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contracts, and the host contracts are not measured at fair value. The embedded derivative is reported at fair value with changes in fair value immediately recognised in the income statement.

(vii)                           Trading Securities and other financial assets at fair value through profit or loss

Trading securities and other financial instruments acquired principally for the purpose of selling in the short-term or which are part of a portfolio which is managed for short-term profit-taking are recognised in the balance sheet at their fair value. Additionally, this valuation basis is used as an alternative to hedge accounting for financial instruments where certain conditions are met. It is not used for illiquid instruments or those for which the demonstrated variability in the range of fair value estimates is other than low.

Changes in the fair value (gains or losses) of financial instruments are recognised in the income statement in the period in which they occur.

(viii)                       Available-for-sale assets

Available-for-sale assets comprise non-derivative financial assets which the Group designates as available-for-sale but which are not deemed to be held principally for trading purposes, and include equity investments, certain loans and advances and fixed term securities. They are initially recognised at fair value plus transaction costs. Subsequent gains or losses arising from changes in fair value are included as a separate component of equity, the available-for-sale revaluation reserve. When an available-for-sale asset is sold, the cumulative gain or loss relating to the asset is transferred from equity to the income statement.

Where there is objective evidence of impairment to an available-for-sale asset, the cumulative loss related to that asset is removed from equity and recognised in the income statement. If, in a subsequent period, the amount of an impairment loss relating to an available-for-sale debt instrument decreases and the decrease can be linked objectively to an event occurring after the impairment event, the loss is reversed through the income statement.

Premiums and discounts are included within the calculation of the fair value of the security. Interest income is accrued and dividend income is recognised when the right to receive payment is established.

Financial assets previously disclosed as investment securities are now predominantly treated as available-for-sale securities.

(ix)                              Impairment of loans and advances

Loans and advances are regularly reviewed for impairment.

Credit impairment provisions are raised for exposures, including off-balance sheet items such as commitments and guarantees, that are known to be impaired. Exposures are impaired and impairment losses incurred if there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the loan and prior to the reporting date, and that loss event or events has had a reliably estimable impact on the estimated future cash flows of the individual loan or the collective portfolio of loans.

Impairment is assessed firstly for assets that are individually significant (or on a portfolio basis for small value loans), and then on a collective basis for those exposures not individually known to be impaired.

For those exposures that are assessed collectively, these are placed in pools of similar assets with similar risk characteristics. The required provision is estimated on the basis of historical loss experience for assets with credit risk characteristics similar to those in the collective pool. The historical loss experience is adjusted based on current observable data.

The estimated impairment loss is measured as the difference between the asset s carrying amount and the estimated future cash flows discounted to their present value. As this discount unwinds during the period between recognition of impairment and recovery of the written down amount, it is recognised in net interest income. The process of estimating the amount and timing of cash flows involves considerable management judgement. These judgements are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

The provision for impairment loss (individual and collective), referred to as Provision for credit impairment, is deducted from loans and advances in the balance sheet and the movement in the provision for the reporting period is reflected in the income statement. When a loan is uncollectible, it is written-off against the related provision for loan impairment. Subsequent recoveries of amounts previously written off are taken to the income statement.

Where impairment losses recognised in previous periods are subsequently decreased or no longer exist, such impairments are reversed in the income statement.

(x)                                  Goodwill and other intangible assets

•      Goodwill

Goodwill, representing the excess of the purchase consideration over the fair value of the identifiable net assets of a controlled entity at the date of gaining control, is recognised as an asset and not amortised, but assessed for impairment annually and whenever there is an indication that the goodwill may be impaired. Where the assessment results in the goodwill balance exceeding the value of expected future benefits the difference is charged to the income statement.

Any impairment of goodwill cannot be subsequently reversed.

•      Other intangible assets

Other intangible assets comprise costs incurred in acquiring and building computer software. Software is amortised using the straight-line method over its expected useful life to the Group. The period of amortisation is between 3 and 5 years except for branch front-end applications where 7 years is used. Costs incurred in planning or evaluating software proposals, or in maintaining systems after implementation, are not capitalised.

(xi)                              Impairment of non-financial assets

At each reporting date, the carrying amounts of non-financial assets are reviewed for impairment. If any such indication exists, the recoverable amount of the assets are estimated and compared against the existing carrying value. Where the existing carrying value exceeds the recoverable amount, the difference is charged to the income statement. If it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash generating unit to which the asset belongs.

A previously recognised impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

(xii)                          Employee benefits

•      Defined benefit superannuation schemes

The directors have elected under s334(5) of the Corporations Act 2001 to early adopt the December 2004 revision of Australian Accounting Standard AASB 119:  Employee Benefits.

The Group operates a number of defined benefit schemes. The liability and expense related to providing benefits to employees under each defined benefit scheme are calculated by independent actuaries. Initially, a defined benefit liability is recognised to the extent that the present value of the defined benefit obligation of each scheme, calculated using the Projected Unit Credit Method, is greater than the fair value of each scheme s assets. Where this calculation results in a benefit to the Group, a defined benefit asset is recognised. In each subsequent reporting period, ongoing movements in the defined benefit liability or asset carrying value are treated as follows:

•                  the net movement relating to the current period s service cost, interest cost, expected return on scheme assets, past service costs and other costs (such as the effects of any curtailments and settlements) is recognised as an employee expense in the income statement

•                  movements relating to actuarial gains and losses are recognised directly in retained earnings

•                  contributions incurred are recognised directly against the net defined benefit position.

•      Share-based compensation

The Group has various equity settled share-based compensation plans. These will be described in the notes to the 2006 Annual Financial Report and largely comprise the Employee Share Acquisition Plan and the ANZ Share Option Plan.

ANZ ordinary shares

The fair value of ANZ ordinary shares granted under the Employee Share Acquisition Plan is measured at grant date, using the one-day volume weighted average market price of ANZ shares. The fair value is expensed immediately when shares vest immediately or on a straight-line basis where shares vest over the period in which the employees become unconditionally entitled to the shares. This is recognised as an employee compensation expense with a corresponding increase in equity.

Share options

The fair value of share options is measured at grant date, using an option pricing model. The fair value is expensed on a straight-line basis over the relevant vesting period. This is recognised as an employee compensation expense with a corresponding increase in the share options reserve. The option pricing model takes into account the exercise price of the option, the risk free interest rate, the expected volatility of ANZ ordinary share price and other factors. Market vesting conditions are taken into account in estimating the fair value.

Performance rights

A Performance Right is a right to acquire a share at nil cost to the employee, subject to satisfactorily meeting time and performance hurdles. Upon exercise, each Performance Right entitles the holder to one ordinary share in ANZ. The fair value of Performance Rights is determined at grant date using an option pricing model, taking into account market conditions. The fair value is expensed over the relevant vesting period. This is recognised as an employee expense with a corresponding increase in equity.

Other adjustments

The amount recognised as an expense is adjusted to reflect the actual number of shares or share options that vest, except where forfeiture is only due to share prices not achieving the threshold for vesting.

(xiii)                      Offsetting of assets and liabilities

Assets and liabilities are offset and the net amount reported in the balance sheet only where:

•      there is a current enforceable legal right to offset the asset and liability, and

•      there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously.

(xiv)                         Income tax

•      Income tax expense

Income tax on earnings for the period comprises current and deferred tax and is based on the applicable tax law in each jurisdiction. It is recognised in the income statement as tax expense, except when it relates to items credited directly to equity, in which case it is recorded in equity, or where it arises from the initial accounting for a business combination, in which case it is included in the determination of goodwill.

•                  Current tax

Current tax is the expected tax payable on taxable income for the period, based on tax rates (and tax laws) which are enacted or substantively enacted by the reporting date, including any adjustment for tax payable in previous periods. Current tax for current and prior periods is recognised as a liability (or asset) to the extent that it is unpaid (or refundable).

•                  Deferred tax

Deferred tax is accounted for using the comprehensive tax balance sheet liability method. It is generated by temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period(s) when the asset and liability giving rise to them are realised or settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the reporting date. The measurement reflects the tax consequences that would follow from the manner in which the Group, at the reporting date, recovers or settles the carrying amount of its assets and liabilities.

Deferred tax liabilities are recognised for all taxable temporary differences, other than those in relation to taxable temporary differences arising from goodwill. Deferred tax liabilities are recognised for taxable temporary differences arising on investments in controlled entities, branches, associates and joint ventures, except where the Group is able to control the reversal of the temporary differences and it is probable that temporary differences will not reverse in the foreseeable future. Deferred tax assets associated with these interests are recognised only to the extent that it is probable that the temporary difference will reverse in the foreseeable future and there will be sufficient taxable profits against which to utilise the benefits of the temporary difference.

Deferred tax assets, including those related to the tax effects of income tax losses and credits available to be carried forward, are recognised only to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences or unused tax losses and credits can be utilised.

•                  Offsetting

Current and deferred tax assets and liabilities are offset only to the extent that they relate to income taxes imposed by the same taxation authority and there is a legal right and intention to settle on a net basis and it is allowed under the tax law of the relevant jurisdiction.

2.     Income

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 06	year	year	Sep 06
	Sep 06	Mar 06	v. Mar 06	Sep 06	Sep 05	v. Sep 05
	$ M	$ M	%	$ M	$ M	%

Interest income	11,524	10,777	7%	22,301	17,719	26%
Interest expense	(7,949)	(7,409)	7%	(15,358)	(11,901)	29%
Net interest income	3,575	3,368	6%	6,943	5,818	19%

i) Fee and commission income
Lending fees(1)	215	215	0%	430	1,043	-59%
Non-lending fees and commissions	1,017	939	8%	1,956	1,800	9%
Total fee and commission income	1,232	1,154	7%	2,386	2,843	-16%
Fee and commission expense(2)	(116)	(125)	-7%	(241)	(232)	4%
Net fee and commission income	1,116	1,029	8%	2,145	2,611	-18%
ii) Other income
Foreign exchange earnings	220	227	-3%	447	454	-2%
Net gains/(losses) from trading securities	(24)	17	large	(7)	33	large
Net gains from trading derivatives	89	127	-30%	216	101	large
Ineffective hedge fair value gains(3)	31	18	72%	49	—	n/a
Settlement of ANZ National Bank warranty claims	—	14	-100%	14	—	n/a
Gain from the sale of NBNZ Life	—	—	n/a	—	14	-100%
Share of joint venture profit from ING Australia	62	57	9%	119	149	-20%
Share of joint venture profit from ING (NZ)(4)	8	11	-27%	19	—	n/a
Share of associates profit - International Partnerships	19	15	27%	34	40	-15%
Share of associates profit - other (net of write-offs)	4	3	33%	7	7	0%
Private Equity and Infrastructure earnings(5)	12	10	20%	22	22	0%
Other	77	67	15%	144	147	-2%
Total other income	498	566	-12%	1,064	967	10%
Total other operating income	1,614	1,595	1%	3,209	3,578	-10%
Total income	13,138	12,372	6%	25,510	21,297	20%
Profit before income tax as a % of total income	20.25%	20.64%		20.44%	20.65%

(1)	Lending fees in 2006 exclude fees included as part of the effective yield calculation
(2)	Comprises interchange fees paid
(3)

Includes any fair value movements on derivatives entered into to manage interest rate and foreign exchange risk on funding instruments, not designated as accounting hedges, ineffective portions of cash flow hedges, profit or loss on disposal of investment securities, and fair value movement in bonds and notes designated at fair value

(4)	A joint venture entity from 30 September 2005
(5)

Includes earnings from private equity and infrastructure portfolios. Includes share of associates’ profit $15 million (2005 full year: $5 million; Sep 2006 half: $11 million; Mar 2006 half: $4 million)

3.              Operating expenses

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 06	year	year	Sep 06
	Sep 06	Mar 06	v. Mar 06	Sep 06	Sep 05	v. Sep 05
	$ M	$ M	%	$ M	$ M	%
Personnel
Employee entitlements and taxes	101	106	-5%	207	190	9%
Salaries and wages	874	872	0%	1,746	1,625	7%
Superannuation costs - defined benefit plans	7	4	75%	11	16	-31%
Superannuation costs - defined contribution plans	80	80	0%	160	143	12%
Equity-settled share-based payments	38	38	0%	76	80	-5%
Temporary staff	57	64	-11%	121	111	9%
Other	209	199	5%	408	364	12%
Total personnel expenses	1,366	1,363	0%	2,729	2,529	8%
Premises
Depreciation and amortisation	17	16	6%	33	27	22%
Rent	115	113	2%	228	213	7%
Utilities and other outgoings	64	64	0%	128	122	5%
Other	12	13	-8%	25	32	-22%
Total premises expenses	208	206	1%	414	394	5%
Computer
Computer contractors	23	24	-4%	47	53	-11%
Data communications	29	28	4%	57	60	-5%
Depreciation and amortisation	104	104	0%	208	235	-11%
Rentals and repairs	33	35	-6%	68	58	17%
Software purchased	64	53	21%	117	115	2%
Other	32	20	60%	52	37	41%
Total computer expenses	285	264	8%	549	558	-2%
Other
Advertising and public relations	95	80	19%	175	161	9%
Audit fees	6	3	100%	9	7	29%
Depreciation of furniture and equipment	25	23	9%	48	43	12%
Freight and cartage	24	23	4%	47	45	4%
Non-lending losses, frauds and forgeries	19	36	-47%	55	62	-11%
Settlement of NHB insurance claim	—	(113)	-100%	(113)	—	n/a
Postage and stationery	59	57	4%	116	113	3%
Professional fees	66	61	8%	127	123	3%
Telephone	28	28	0%	56	55	2%
Travel	71	65	9%	136	124	10%
Other	71	61	16%	132	152	-13%
Total other expenses	464	324	43%	788	885	-11%
Restructuring	23	28	-18%	51	52	-2%
Operating expenses(1)	2,346	2,185	7%	4,531	4,418	3%

(1)       Includes ANZ National Bank incremental integration costs $39 million (2005 full year: $78 million; Sep 2006 half: $nil; Mar 2006 half: $39 million)

4.              Income tax expense

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 06	year	year	Sep 06
	Sep 06	Mar 06	v. Mar 06	Sep 06	Sep 05	v. Sep 05
	$ M	$ M	%	$ M	$ M	%
Reconciliation of the prima facie income tax
expense on pre-tax profit with the income tax
expense charged in the Income Statement
Profit before income tax	2,660	2,554	4%	5,214	4,398	19%
Prima facie income tax expense at 30%	798	766	4%	1,564	1,320	18%
Tax effect of permanent differences:
Overseas tax rate differential	9	16	-44%	25	22	14%
Rebateable and non-assessable dividends	(3)	(3)	0%	(6)	(23)	-74%
Other non-assessable income	(4)	(5)	-20%	(9)	(32)	-72%
Profit from associated and joint venture entities	(31)	(26)	19%	(57)	(59)	-3%
Life insurance accounting	—	—	n/a	—	(5)	-100%
Other	15	(6)	large	9	(1)	large
	784	742	6%	1,526	1,222	25%
Income tax (over) provided in previous years	(4)	—	n/a	(4)	(2)	100%
Total income tax expense on operating profit	780	742	5%	1,522	1,220	25%
Australia	510	474	8%	984	803	23%
Overseas	270	268	1%	538	417	29%
	780	742	5%	1,522	1,220	25%
Effective Tax Rate - Group	29.3%	29.1%		29.2%	27.7%
Tax expense comprises:
Current tax expense	901	846	7%	1,747	1,044	67%
Deferred tax expense	(121)	(104)	16%	(225)	176	large
	780	742	5%	1,522	1,220	25%

5.     Dividends

Ordinary Shares

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 06	year	year	Sep 06
	Sep 06	Mar 06	v. Mar 06	Sep 06	Sep 05	v.Sep 05
	$ M	$ M	%	$ M	$ M	%
Dividend per ordinary share (cents)
Interim (fully franked)	n/a	56	n/a	56	51	10%
Final (fully franked)	69	n/a	n/a	69	59	17%

Ordinary share dividend(1)
Interim dividend paid	1,024	—	n/a	1,024	930	10%
Final dividend paid	—	1,078	n/a	1,078	983	10%
Bonus option plan adjustment	(16)	(18)	-11%	(34)	(36)	-6%
Total	1,008	1,060	-5%	2,068	1,877	10%
Ordinary share dividend payout ratio(2) (%)	68.0%	56.9%		62.6%	65.0%

(1)       Dividends recorded when determined

(2)       Dividend payout ratio calculated using proposed final dividend of $1,267 million not included in the above table. Dividend payout ratio for the March 2006 half year calculated using $1,024 million dividends paid in September 2006 half

Preference Shares

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 06	year	year	Sep 06
	Sep 06	Mar 06	v. Mar 06	Sep 06	Sep 05	v. Sep 05
	$ M	$ M	%	$ M	$ M	%
Preference share dividend
ANZ StEPS(1)	n/a	n/a	n/a	n/a	66	n/a
Euro Hybrid	15	12	25%	27	18	50%
	15	12	25%	27	84	-68%

Dividend per preference share
ANZ StEPS (AUD)(2)	n/a	n/a	n/a	n/a	$6.58	n/a
Euro Hybrid (EUR)	€17.84	€14.86	20%	€32.70	€21.45	52%

(1)       Under AIFRS, the ANZ StEPS issue is treated as debt, with distributions being reported as an interest expense in year ended 30 September 2006

(2)       Represents the equivalent dividend per share on distributions made

6.              Earnings per share

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 06	year	year	Sep 06
	Sep 06	Mar 06	v. Mar 06	Sep 06	Sep 05	v. Sep 05
	$ M	$ M		$ M	$ M
Number of fully paid ordinary shares on issue (M)	1,836.6	1,828.7	0%	1,836.6	1,826.4	1%
Basic
Net profit attributable to shareholders of the Company ($M)	1,877	1,811	4%	3,688	3,175	16%
Less Preference share dividends ($M)	15	12	25%	27	84	-68%
Net profit excluding preference share dividends ($M)	1,862	1,799	4%	3,661	3,091	18%
Weighted average number of ordinary shares (M)	1,832.2	1,828.4	0%	1,830.3	1,823.7	0%
Basic earnings per share (cents)	101.6	98.4	3%	200.0	169.5	18%
Diluted
Net profit excluding preference share dividends ($M)	1,862	1,799	4%	3,661	3,091	18%
Interest on US Trust securities(1)($M)	24	29	-17%	53	48	10%
Interest on ANZ StEPS(2)($M)	23	22	5%	45	44	2%
Net profit attributable to shareholders of the Company excluding interest on US Trust securities and ANZ StEPS ($M)	1,909	1,850	3%	3,759	3,183	18%
Adjusted weighted average number of shares on issue (M)	1,832.2	1,828.4	0%	1,830.3	1,823.7	0%
Weighted average number of convertible options (M)	13.0	11.9	9%	13.9	9.7	43%
Weighted average number of convertible US Trust securities at current market price(1) (M)	54.8	58.0	-6%	54.8	60.1	-9%
Weighted average number of convertible ANZ StEPS securities(2) (M)	38.2	38.7	-1%	38.2	42.7	-11%
Adjusted weighted average number of shares - diluted (M)	1,938.2	1,937.0	0%	1,937.2	1,936.2	0%
Diluted earnings per share (cents)	98.5	95.5	3%	194.0	164.4	18%

(1)    The US Stapled Trust securities issued on 27 November 2003 mandatorily convert to ordinary shares in 2053 unless redeemed or bought back prior to that date. The US Stapled Trust Security issue can be de-stapled and the investor left with coupon paying preference shares at ANZ’s discretion at any time, or at the investor’s discretion under certain circumstances. AASB 133 requires that potential ordinary shares for which conversion to ordinary share capital is mandatory must be included in the calculation of diluted EPS. The inclusion of this issue in EPS increased the diluted number of shares by 54.8 million

(2)    ANZ StEPS (issued on 23 September 2003) converts to either $100 for each ANZ StEPS share or a number of ordinary shares calculated at the market price of ANZ ordinary shares less 2.5%. ANZ StEPS has been included for the first time in dilutive EPS in 2005 due to the adoption of AIFRS. The inclusion of this issue in EPS increased the diluted number of shares by 38.2 million

7.              Net loans and advances

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 06	year	year	Sep 06
	Sep 06	Mar 06	v. Mar 06	Sep 06	Sep 05	v. Sep 05
	$ M	$ M	%	$ M	$ M	%
Australia
Overdrafts	6,237	5,780	8%	6,237	5,276	18%
Credit card outstandings	6,190	5,904	5%	6,190	5,434	14%
Term loans - housing	101,945	96,846	5%	101,945	91,196	12%
Term loans - non-housing	53,905	50,873	6%	53,905	48,893	10%
Lease finance	2,580	2,774	-7%	2,580	2,854	-10%
Other	9,650	9,795	-1%	9,650	9,636	0%
	180,507	171,972	5%	180,507	163,289	11%

New Zealand
Overdrafts	1,666	1,677	-1%	1,666	1,647	1%
Credit card outstandings	1,081	1,033	5%	1,081	1,026	5%
Term loans - housing	37,845	34,961	8%	37,845	34,859	9%
Term loans - non-housing	26,979	25,103	7%	26,979	25,012	8%
Lease finance	421	361	17%	421	639	-34%
Other	937	901	4%	937	1,207	-22%
	68,929	64,036	8%	68,929	64,390	7%

Overseas markets
Overdrafts	518	434	19%	518	303	71%
Credit card outstandings	198	184	8%	198	134	48%
Term loans - housing	766	693	11%	766	592	29%
Term loans - non-housing	8,347	8,051	4%	8,347	7,510	11%
Lease finance	179	217	-18%	179	217	-18%
Other	194	156	24%	194	69	large
	10,202	9,735	5%	10,202	8,825	16%
Total gross loans and advances	259,638	245,743	6%	259,638	236,504	10%
Less provisions for credit impairment (refer note 9)(1)	(2,226)	(2,219)	0%	(2,226)	(2,440)	-9%
Less Income yet to mature(2)	(2,002)	(1,978)	1%	(2,002)	(1,574)	27%
	(4,228)	(4,197)	1%	(4,228)	(4,014)	5%
Total net loans and advances(1)	255,410	241,546	6%	255,410	232,490	10%

(1)       The provisions for credit impairment were restated under AIFRS. Refer to Note 9 for details of change

(2)       Includes fees capitalised and amortised using the effective interest method of $343 million (Mar 2006: $364 million; Sep 2005: $nil)

The following table shows gross loans and advances for New Zealand in NZD terms.

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 06	year	year	Sep 06
	Sep 06	Mar 06	v. Mar 06	Sep 06	Sep 05	v. Sep 05
New Zealand	NZD $ M	NZD M	%	NZD M	NZD M	%

Overdrafts	1,908	1,962	-3%	1,908	1,811	5%
Credit card outstandings	1,238	1,209	2%	1,238	1,128	10%
Term loans - housing	43,351	40,904	6%	43,351	38,339	13%
Term loans - non-housing	30,904	29,371	5%	30,904	27,509	12%
Lease finance	482	422	14%	482	703	-31%
Other	1,075	1,054	2%	1,075	1,326	-19%
	78,958	74,922	5%	78,958	70,816	11%

8.              Impaired financial assets

				Movt	Movt
	As at	As at	As at	Sep 06	Sep 06
	Sep 06	Mar 06	Sep 05	v. Mar 06	v. Sep 05
	$ M	$ M	$ M	%	%
Summary of impaired financial assets
Non-performing loans	661	726	642	-9%	3%
Restructured loans	—	—	28	n/a	-100%
Unproductive facilities	37	76	43	-51%	-14%
Gross impaired financial assets	698	802	713	-13%	-2%
Less individual provisions:
Non-performing loans	(279)	(305)	(256)	-9%	9%
Unproductive facilities	(7)	(11)	(17)	-36%	-59%
Net impaired financial assets	412	486	440	-15%	-6%

Non-performing loans
Australia	507	516	355	-2%	43%
New Zealand	132	177	194	-25%	-32%
Overseas markets	22	33	93	-33%	-76%
Gross non-performing loans	661	726	642	-9%	3%
Less individual provisions:
Australia	212	212	153	0%	39%
New Zealand	52	75	83	-31%	-37%
Overseas markets	15	18	20	-17%	-25%
Individual provisions	279	305	256	-9%	9%
Net non-performing loans	382	421	386	-9%	-1%

				Movt	Movt
	As at	As at	As at	Sep 06	Sep 06
	Sep 06	Mar 06	Sep 05	v. Mar 06	v. Sep 05
	$ M	$ M	$ M	%	%
Unproductive facilities
Australia	29	63	29	-54%	0%
New Zealand	7	6	7	17%	0%
Overseas markets	1	7	7	-86%	-86%
Gross unproductive facilities	37	76	43	-51%	-14%
Less individual provisions:
Australia	6	9	7	-33%	-14%
New Zealand	—	—	7	n/a	-100%
Overseas markets	1	2	3	-50%	-67%
Individual provisions	7	11	17	-36%	-59%
Net unproductive facilities	30	65	26	-54%	15%

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 06	year	year	Sep 06
	Sep 06	Mar 06	v. Mar 06	Sep 06	Sep 05	v. Sep 05
	$ M	$ M	%	$ M	$ M	%
New and increased non-performing loans
Australia	370	513	-28%	883	585	51%
New Zealand	65	102	-36%	167	282	-41%
Overseas markets	19	15	27%	34	96	-65%
Total new non-performing loans(1)	454	630	-28%	1,084	963	13%

(1)       Includes $238 million relating to Consumer Finance (2005 full year: $186 million; Sep 2006 half: $138 million; Mar 2006 half: $100 million)

8.              Impaired financial assets, cont’d

The following amounts are not classified as individually impaired financial assets and therefore are not included within the summary on page 81.

				Movt	Movt
	As at	As at	As at	Sep 06	Sep 06
	Sep 06	Mar 06	Sep 05	v. Mar 06	v. Sep 05
Accruing loans past due 90 days or more(1)	$ M	$ M	$ M	%	%
Australia	406	339	282	20%	44%
New Zealand	75	74	66	1%	14%
Overseas markets	18	15	33	20%	-45%
	499	428	381	17%	31%

(1)       Includes unsecured credit card and personal loans 90 day past due accounts which are allowed by APRA to be retained on an accrual basis for up to 180 days past due amounting to $64 million (Mar 2006: $64 million; Sep 2005: $51 million). The remainder of 90 day past due accounts are predominantly held on an accrual basis having been assessed as ‘well secured’, for example no loss of principal or interest is expected

In the event of customer default, any loan security is held as mortgagee in possession and therefore the Group does not hold any other real estate owned assets.

9.              Provision for credit impairment

					AGAAP(1)
	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 06	year	year	Sep 06
	Sep 06	Mar 06	v. Mar 06	Sep 06	Sep 05	v. Sep 05
	$ M	$ M	%	$ M	$ M	%
Collective provision
Balance at start of period	1,903	2,167	-12%	2,167	1,992	9%
Adjustment due to adoption of accounting standard
AASB 139	—	(288)	-100%	(288)	—	n/a
Provisions acquired (disposed)	—	—	n/a	—	(13)	-100%
Adjustment for exchange rate fluctuations	4	(12)	large	(8)	(35)	-77%
Charge to income statement	33	36	-8%	69	580	-88%
Transfer to individual provision(2)	—	—	n/a	—	(471)	-100%
Recoveries(2)	—	—	n/a	—	114	-100%
Total collective provision(3)	1,940	1,903	2%	1,940	2,167	-10%
Individual provision
Balance at start of period	316	273	16%	273	384	-29%
Adjustment due to adoption of accounting standard
AASB 139	—	(1)	-100%	(1)	—	n/a
Charge to income statement	150	188	-20%	338	—	n/a
Adjustment for exchange rate fluctuations	(1)	(3)	-67%	(4)	(11)	-64%
Discount unwind	(13)	(13)	0%	(26)	—	n/a
Bad debts written off	(239)	(182)	31%	(421)	(571)	-26%
Recoveries of amounts previously written off	73	54	35%	127	—	n/a
Transfer from collective provision(2)	—	—	n/a	—	471	-100%
Total individual provision	286	316	-9%	286	273	5%
Total provision for credit impairment	2,226	2,219	0%	2,226	2,440	-9%

(1)       2005 figures represent general provision and specific provision

(2)       Under AIFRS, the impairment calculation results in a nil amount for these line items from 1 October 2005

(3)       The Collective Provision includes amounts for off balance sheet credit exposures, $260 million at 30 September 2006 ($255 million at 1 October 2005). The charge to the income statement for the year ended 30 September 2006 was $5 million

					AGAAP(1)
	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 06	year	year	Sep 06
	Sep 06	Mar 06	v. Mar 06	Sep 06	Sep 05	v. Sep 05
	$ M	$ M	%	$ M	$ M	%
Provision movement analysis
New and increased provisions
Australia	253	255	-1%	508	378	34%
New Zealand	41	40	3%	81	146	-45%
Overseas markets	17	12	42%	29	80	-64%
	311	307	1%	618	604	2%
Provision releases	(88)	(65)	35%	(153)	(133)	15%
	223	242	-8%	465	471	-1%
Recoveries of amounts previously written off	(73)	(54)	35%	(127)	(114)	11%
Individual provision charge	150	188	-20%	338	357	-5%
Net credit to collective provision	33	36	-8%	69	223	-69%
Charge to Income Statement	183	224	-18%	407	580	-30%

(1)       2005 figures represent general provision and specific provision

				Movt	Movt
	As at	As at	As at	Sep 06	Sep 06
	Sep 06	Mar 06	Sep 05	v. Mar 06	v. Sep 05
	$ M	$ M	$ M	%	%
Individual provision balance
Australia	218	221	160	-1%	36%
New Zealand	52	75	90	-31%	-42%
Domestic markets	270	296	250	-9%	8%
Overseas markets	16	20	23	-20%	-30%
Total individual provision	286	316	273	-9%	5%

10.       Loan capital

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 06	year	year	Sep 06
	Sep 06	Mar 06	v. Mar 06	Sep 06	Sep 05	v. Sep 05
	$ M	$ M	%	$ M	$ M	%
Hybrid loan capital
US stapled trust security issue(1)	1,471	1,536	-4%	1,471	1,443	2%
ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS)(2)	1,000	1,000	0%	1,000	—	n/a
Perpetual subordinated notes	401	419	-4%	401	394	2%
Subordinated notes	8,254	8,166	1%	8,254	7,300	13%
Total Loan Capital	11,126	11,121	0%	11,126	9,137	22%

(1)       Loan capital of USD1.1 billion is subordinated in right of payment to the claims of depositors and all other creditors of the parent entity and its controlled entities which have issued the notes. Hybrid loan capital constitutes Tier 1 capital as defined by the Australian Prudential Regulation Authority for capital adequacy purposes

(2)       ANZ StEPS securities are classified as Loan Capital instead of share capital under AIFRS financial reporting

11.       Share Capital

Issued and quoted securities

		Issue price	Amount paid
	Number quoted	per share	up per share
Ordinary shares
As at 30 September 2006	1,836,572,115
Issued during the full year	16,214,721
Bought back during full year	6,092,086
Preference shares
As at September 2006
Euro Hybrid(1)	500,000	€1,000	€1,000

(1)       On 13 December 2004 the Group issued €500 million hybrid capital into the European market. The instruments consist of a coupon paying note issued by ANZ Jackson Funding PLC stapled to a fully paid up €1,000 preference share issued by Australia and New Zealand Banking Group Limited

	Half	Half	Full	Full
	year	year	year	year
	Sep 06	Mar 06	Sep 06	Sep 05
	$ M	$ M	$ M	$ M
Net profit as a % of shareholders’ equity including preference shares at end of period	18.9%	19.3%	18.6%	16.3%

12.  Shareholders’ Equity

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 06	year	year	Sep 06
	Sep 06	Mar 06	v. Mar 06	Sep 06	Sep 05	v. Sep 05
	$ M	$ M	%	$ M	$ M	%
Share capital
Balance at start of period	8,939	9,911	-10%	9,911	8,992	10%
Adjustment due to adoption of AIFRS	—	(987)	-100%	(987)	(62)	large
Restated balance at beginning of period	8,939	8,924	0%	8,924	8,930	0%
Ordinary share capital
Dividend reinvestment plan	80	85	-6%	165	153	8%
Group employee share acquisition scheme	53	37	43%	90	57	58%
Group share option scheme	70	39	79%	109	104	5%
Group Share Buyback	—	(146)	-100%	(146)	(204)	-28%
Preference share capital
New preference share issues	—	—	n/a	—	871	-100%
Total share capital	9,142	8,939	2%	9,142	9,911	-8%

Asset revaluation reserve
Balance at start of period	—	—	n/a	—	31	-100%
Adjustment due to adoption of AIFRS(1)	—	—	n/a	—	(31)	-100%
Total asset revaluation reserve	—	—	n/a	—	—	n/a

Foreign currency translation reserve
Balance at start of period	(748)	(443)	69%	(443)	218	large
Adjustment due to adoption of AIFRS(2)	—	—	n/a	—	(218)	-100%
Restated balance at beginning of period	(748)	(443)	69%	(443)	—	n/a
Currency translation adjustments net of hedges after tax	102	(305)	large	(203)	(443)	-54%
Total foreign currency translation reserve	(646)	(748)	-14%	(646)	(443)	46%

Share option reserve(3)
Balance at start of period	78	67	16%	67	—	n/a
Adjustment on adoption of AIFRS	—	—	n/a	—	44	-100%
Restated balance at beginning of period	78	67	16%	67	44	52%
Share-based payments	(14)	11	large	(3)	23	large
Transfer (to) retained earnings	(1)	—	n/a	(1)	—	n/a
Total share option reserve	63	78	-19%	63	67	-6%

Available-for-sale revaluation reserve(4)
Balance at start of period	8	n/a	n/a	n/a	n/a	n/a
Adjustments on adoption of accounting policies specified by AASB 132 & AASB 139(5)	—	(10)	-100%	(10)	n/a	n/a
Restated balance at beginning of period	8	(10)	large	(10)	n/a	n/a
Valuation gain recognised after tax	2	18	-89%	20	n/a	n/a
Cumulative (gain) transferred to the income statement on sale of financial assets	(8)	—	n/a	(8)	n/a	n/a
Total available-for-sale revaluation reserve	2	8	-75%	2	n/a	n/a

(1)       The asset revaluation reserve has been transferred to retained earnings on adoption of AIFRS

(2)       The foreign currency translation reserve has been transferred to retained earnings on adoption of AIFRS

(3)       The share option reserve arises on the grant of share options to selected employees under the ANZ share option plan. Amounts are transferred out of the reserve and into share capital when the options are exercised

(4)       The available-for-sale revaluation reserve arises on the revaluation of available-for-sale financial assets. Where a revalued financial asset is sold, that portion of the reserve which relates to that financial asset, is realised and recognised in the profit or loss. Where a revalued financial asset is impaired, that portion of the reserve which relates to that financial asset is recognised in the profit or loss

(5)       ANZ elected, pursuant to accounting standard AASB 1 (36A), to not comply with accounting standards AASB 132 and AASB 139 in the comparative information in its first AIFRS financial report. Therefore the 2005 year is nil for this line item

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 06	year	year	Sep 06
	Sep 06	Mar 06	v. Mar 06	Sep 06	Sep 05	v. Sep 05
	$ M	$ M	%	$ M	$ M	%
Hedging reserve(6)
Balance at start of period	176	n/a	n/a	n/a	n/a	n/a
Adjustments on adoption of accounting policies specified by AASB 132 & AASB 139(5)	—	162	-100%	162	n/a	n/a
Restated balance at beginning of period	176	162	9%	162	n/a	n/a
Gain recognised after tax	93	28	large	121	n/a	n/a
Transferred to income statement	(42)	(14)	large	(56)	n/a	n/a
Total hedging reserve	227	176	29%	227	n/a	n/a

General reserve
Balance at the start of the period	181	181	0%	181	181	0%
Transfer (to) retained earnings(7)	(181)	—	n/a	(181)	—	n/a
Total general reserve	—	181	-100%	—	181	-100%

Capital reserve
Balance at the start of the period	149	149	0%	149	149	0%
Transfer (to) retained earnings(7)	(149)	—	n/a	(149)	—	n/a
Total capital reserve	—	149	-100%	—	149	-100%
Total reserves	(354)	(156)	large	(354)	(46)	large

Retained earnings
Balance at start of period	9,979	9,646	3%	9,646	8,336	16%
Adjustment on adoption of AIFRS(8)	—	(431)	-100%	(431)	71	large
Restated balance at beginning of period	9,979	9,215	8%	9,215	8,407	10%
Net profit attributable to shareholders of the Company	1,877	1,811	4%	3,688	3,175	16%
Total available for appropriation	11,856	11,026	8%	12,903	11,582	11%
Transfers from reserves	331	—	n/a	331	—	n/a
Actuarial gain (loss) on defined benefit plans after tax(9)	(80)	25	large	(55)	25	large
Ordinary share dividends paid	(1,008)	(1,060)	-5%	(2,068)	(1,877)	10%
Preference share dividends paid	(15)	(12)	25%	(27)	(84)	-68%
Retained earnings at end of period	11,084	9,979	11%	11,084	9,646	15%

Share capital and reserves attributable to to shareholders’ of the Company	19,872	18,762	6%	19,872	19,511	2%
Minority interest	34	34	0%	34	27	26%
Total equity	19,906	18,796	6%	19,906	19,538	2%

(6)       The hedging reserve represents hedging gains and losses recognised on the effective portion of cash flow hedges. The cumulative deferred gain or loss on the hedge is recognised in the profit or loss when the hedged transaction impacts profit or loss, consistent with the applicable accounting policy

(7)       The transfer of balances from the general and capital reserves to retained earnings represent items of a distributable nature

(8)       Comprises

•                  Remeasurement of the carrying value of the Group’s investment in INGA as at 1 October 2005

•                  Adjustment in respect of hedging derivative financial instruments as at 1 October 2005

•                  Recognition of the fair value of derivatives relating to securitisation and structured finance transactions as at 1 October 2005

•                  Deferral of previously recognised fees now treated as an adjustment to yield on 1 October 2005

•                  Restatement of credit loss provisions to an AIFRS basis

(9)       ANZ has taken the option available under AASB 119 to recognise actuarial gains/losses on defined benefit superannuation plans directly in retained earnings

13.       Contingent liabilities and contingent assets

Contingent liabilities

•   General

There are outstanding court proceedings, claims and possible claims against the Group, the aggregate amount of which cannot readily be quantified. Appropriate legal advice has been obtained and, in the light of such advice, provisions as deemed necessary have been made. In some instances we have not disclosed the estimated financial impact as this may prejudice the interests of the Group.

•   Sale of Grindlays businesses

On 31 July 2000, ANZ completed the sale to Standard Chartered Bank (SCB) of ANZ Grindlays Bank Limited and the private banking business of ANZ in the United Kingdom and Jersey, together with ANZ Grindlays (Jersey) Holdings Limited and its subsidiaries, for USD1.3 billion in cash. ANZ provided warranties and certain indemnities relating to those businesses and, where it was anticipated that payments would be likely under the warranties or indemnities, made provisions to cover the anticipated liability. The issues below have not impacted our reported results. All expected settlements and costs have been covered within the provisions established at the time. ANZ may be held liable in relation to the following:

•                  FERA

In 1991 certain amounts were transferred from non-convertible Indian Rupee accounts maintained with Grindlays in India. These transactions may not have complied with the provisions of the Foreign Exchange Regulation Act, 1973. Grindlays, on its own initiative, brought these transactions to the attention of the Reserve Bank of India. The Indian authorities have served notices on Grindlays and certain of its officers in India that could lead to possible penalties. Criminal prosecutions have also been filed and, in the case of two former officers and the bank, commenced. These prosecutions are being defended.

•                  Differential Cheques

In June 2003, Grindlays was successful in its appeal against orders to repay, with interest, two payments it received from a stockbroker in 1991 in connection with securities transactions. These orders had directed repayment of Indian Rupees 24 million (plus interest accruing at 24% since 1991). Since the appeal decision was handed down, no further action has been taken against Grindlays in relation to notices in respect of a further eleven payments received by it in 1991 in similar circumstances totalling Indian Rupees 225 million.

In addition, ANZ provided an indemnity relating to tax liabilities of Grindlays (and its subsidiaries) and the Jersey Sub-Group to the extent to which such liabilities were not provided for in the Grindlays accounts as at 31 July 2000. Claims have been made under this indemnity with no material impact on the Group expected.

•                  Contingent tax liability

The Group in Australia was during 2005 subjected to client risk reviews by the Australian Taxation Office (ATO) across a broad spectrum of matters, as part of normal ATO procedures. The reviews mainly covered years up to 2003. Some matters listed by the ATO for further investigation remain outstanding.

The ATO is also reviewing the taxation treatment of certain other transactions, including legacy structured finance transactions, undertaken by the Group in the course of normal business activities.

The ATO s review of the sale of Grindlays in 2000 and of the transfer of the life and funds management businesses into the joint venture with ING Australia in 2002 was finalised during the year. The Inland Revenue Department (IRD) in New Zealand is reviewing a number of conduit-relieved structured finance transactions as part of normal revenue authority audit procedures. This is part of an industry-wide review by the IRD of these transactions undertaken in New Zealand. The IRD has issued Notices of Proposed Adjustment (the Notices) in respect of some of those structured finance transactions. The Notices are not tax assessments and do not establish a tax liability, but are the first step in a formal disputes process. In addition, some tax assessments relating to some of the transactions have been received. Should the same position be adopted by the IRD on the remaining transactions of that kind as reflected in the Notices and in the tax assessments received, the maximum potential tax liability would be approximately NZD469 million (including interest tax effected) for the period to 30 September 2006. Of that maximum potential liability, approximately NZD133 million is subject to tax indemnities provided by Lloyds TSB Bank PLC under the agreement by which ANZ acquired the National Bank of New Zealand and which relate to transactions undertaken by the National Bank of New Zealand before December 2003. All of these conduit-relieved transactions have now either matured or been terminated.

Additional general or issue-specific audits and other investigations are being undertaken by the New Zealand IRD, and by revenue authorities in the United States, the United Kingdom and in other jurisdictions as part of normal revenue authority activity in those countries.

The Company has assessed these and other taxation claims arising in Australia, New Zealand and elsewhere, including seeking independent advice where appropriate, and considers that it holds appropriate provisions.

•                  Interbank Deposit Agreement

ANZ has entered into an Interbank Deposit Agreement with the major banks in the payments system. This agreement is a payment system support facility certified by the Australian Prudential Regulation Authority, where the terms are such that if any bank is experiencing liquidity problems, the other participants are required to deposit equal amounts of up to $2 billion for a period of 30 days. At the end of 30 days the deposit holder has the option to repay the deposit in cash or by way of assignment of mortgages to the value of the deposit.

•                  Clearing and Settlement Obligations

In accordance with the clearing and settlement arrangements set out:

•                  in the Australian Payments Clearing Association Limited (APCA) Regulations for the Australian Paper Clearing System, the Bulk Electronic Clearing System, the Consumer Electronic Clearing System and the High Value Clearing System (HVCS), the Company has a commitment to rules which could result in a bilateral exposure and loss in the event of a failure to settle by a member institution; and

•                  in the Austraclear System Regulations and the CLS Bank International Rules, the Company has a commitment to participate in loss-sharing arrangements in the event of a failure to settle by a member institution.

For both the APCA HVCS and Austraclear, the obligation arises only in limited circumstances.

Contingent asset matters

•    National Housing Bank

In 1992, Grindlays received a claim aggregating to approximately Indian Rupees 5.06 billion from the National Housing Bank (NHB) in India. The claim arose out of cheques drawn by NHB in favour of Grindlays, the proceeds of which were credited to the account of a Grindlays customer.

Grindlays won an arbitration award in March 1997, under which NHB paid Grindlays an award of Indian Rupees 9.12 billion. NHB subsequently won an appeal to the Special Court of Mumbai, after which Grindlays filed an appeal with the Supreme Court of India. Grindlays paid the disputed money including interest into court. Ultimately, the parties settled the matter and agreed to share the moneys paid into court which by then totalled Indian Rupees 16.45 billion (AUD 661 million at 19 January 2002 exchange rates), with Grindlays receiving Indian Rupees 6.20 billion (AUD 248 million at 19 January 2002 exchange rates) of the disputed monies. ANZ in turn received a payment of USD124 million (USD equivalent of the Indian Rupees received by Grindlays) from Standard Chartered Bank under the terms of an indemnity given in connection with the sale of Grindlays to Standard Chartered Bank.

ANZ Claims

ANZ has pursued two separate actions arising from the above:

•                  A $130 million plus interest claim against its insurers. $130 million being the balance of the limit of indemnity under ANZ s insurance arrangements for the 1991-92 policy year. ANZ settled the claim for $114.3 million which has been recognised in these accounts, less an amount of $0.9 million which was recognised in the accounts at 30 September 2005.

•                  ANZ is entitled to share with NHB in the proceeds of any recovery from the estate of the customer whose account was credited with the cheques drawn by NHB. However, the Indian Taxation Department is claiming a statutory priority to all of the funds available for distribution to creditors of that customer. Proceedings are currently on foot in the Special Court, Mumbai to determine these issues.

•    Harris Scarfe

The Receiver and Manager of Harris Scarfe Limited (HSL) and related companies, together with ANZ, have initiated proceedings in the Supreme Court of South Australia to recover damages for breach of contract, negligence and statutory causes of action against the former auditors of HSL. These proceedings are continuing. It is not practicable to reliably estimate the financial effect of these proceedings.

14.       Note to the Cash Flow Statement

(a) Reconciliation of profit after income tax to net cash provided by operating activities

	Half	Half	Full	Full
	year	year	year	year
	Sep 06	Mar 06	Sep 06	Sep 05
	Inflows	Inflows	Inflows	Inflows
	(Outflows)	(Outflows)	(Outflows)	(Outflows)
	$ M	$ M	$ M	$ M
Reconciliation of profit after income tax to net cash provided by operating activities
Profit after income tax	1,877	1,811	3,688	3,175
Adjustments to reconcile to net cash provided by operating activities
Provision for credit impairment	183	224	407	580
Depreciation and amortisation	144	145	289	484
Provision for employee entitlements, restructuring and other provisions	172	78	250	556
Payments from provisions	(121)	(102)	(223)	(498)
Loss on sale of of premises and equipment	1	3	4	22
Profit on sale of available for sale securities	(2)	—	(2)	—
(Increase)/decrease in operating assets:
Share based payments reserve	31	—	31	—
Trading securities	(1,666)	(15)	(1,681)	(821)
Liquid assets - greater than three months	498	(1,798)	(1,300)	(728)
Due from other banks-more than 90 days	512	806	1,318	(371)
Loans and advances	(12,879)	(13,969)	(26,848)	(28,788)
Regulatory deposits	5	(47)	(42)	5
Interest receivable	(97)	(22)	(119)	88
Net tax assets	176	121	297	162
Increase/(decrease) in operating liabilities:
Deposits and other borrowings	7,400	8,729	16,129	19,856
Due to other financial insititutions	700	1,159	1,859	4,972
Payables and other liabilities	(474)	1,015	541	(1,339)
Interest payable	372	110	482	214
Other	(39)	(196)	(235)	(932)
Net cash (used in) operating activities	(3,207)	(1,948)	(5,155)	(3,363)

(b)          Reconciliation of cash and cash equivalents

Cash at the end of the period as shown in the statement of cash flows is reconciled to the related items in the balance sheet as follows

Liquid assets - less than 3 months	11,633	9,943	11,633	9,600
Due from other financial institutions - less than 3 months	8,711	6,902	8,711	4,102
	20,344	16,845	20,344	13,702
Non-cash financing and investment activities
Share capital issues
Dividend reinvestment plan	80	85	165	153

15.       Changes in composition of the Group

Newly controlled entities

The following securitisation special purpose entities were consolidated as part of the Group from 1 October 2004 because of the application of new AASB UIG Interpretation 112:  Consolidation - Special Purpose Entities. The entities were not included in the previous year s financial statements because AASB UIG 112 became operative on 1 October 2005.

•	Arc Funding Pty Ltd	•	Kingfisher Trust 2001-1G	•	Omeros II Trust
•	Eos Trust	•	Kingfisher Trust 2004-1G	•	Solera Trust
•	Kingfisher Trust No. 1	•	Kingfisher Securitisation Pty Ltd	•	Stellar Funding Pty Ltd
•	Kingfisher Trust No. 2	•	Omeros Trust	•	Coral Finance Ltd

The impact of the consolidation of these entities has been to increase assets and liabilities recorded within the Balance Sheet by $5 billion as at 1 October 2004. For the comparative year ended 30 September 2005, the Group recognised a decrease in both assets and liabilities of $388 million reflecting the net impact of repayment and securitisation of new assets during the year.

Disposal of controlled entities

There were no material controlled entities disposed of during the year to 30 September 2006. On 30 September 2005, the controlled entities NBNZ Life Insurance Limited and NBNZ Investment Services Limited were sold. The profit before tax on disposal was $14 million ($14 million after tax). The after tax contribution prior to disposal was $9 million in the September 2005 half (Mar 2005 half: $9 million).

16.       Associates, joint venture entities and investments

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 06	year	year	Sep 06
	Sep 06	Mar 06	v. Mar 06	Sep 06	Sep 05	v. Sep 05
	$ M	$ M	%	$ M	$ M	%
Aggregate associates and joint venture entities
Operating profit	104	90	16%	194	201	-3%
Profit after income tax	104	90	16%	194	201	-3%

Significant contributions to profit

	Contribution to				Ownership interest
	Group pre-tax profit				held by Group
	Half	Half	Full	Full
	year	year	year	year	As at	As at	As at
	Sep 06	Mar 06	Sep 06	Sep 05	Sep 06	Mar 06	Sep 05
	$ M	$ M	$ M	$ M	%	%	%
Associates
PT Panin Indonesia Bank	10	12	22	37	29	29	29
E*Trade	4	3	7	6	34	34	34
Metrobank Card Corporation Inc	4	3	7	3	40	40	40
Tianjin City Commercial Bank(1)	5	n/a	5	n/a	20	n/a	n/a

Joint ventures
ING Australia Limited	62	57	119	149	49	49	49
ING (NZ) Holdings Limited(2)	8	11	19	-	49	49	49

(1)       An associate from 13 June 2006

(2)       A joint venture entity from 30 September 2005.

17.       Exchange rates

Major exchange rates used in translation of results of offshore controlled entities and branches into the Group accounts for each reporting period were as follows:

				Profit and Loss Average
	Balance Sheet			Half	Half	Full	Full
	As at	As at	As at	year	year	year	year
	Sep 06	Mar 06	Sep 05	Sep 06	Mar 06	Sep 06	Sep 05

Euro	0.5882	0.5890	0.6325	0.5941	0.6202	0.6071	0.6024
Great British pound	0.3982	0.4104	0.4325	0.4063	0.4237	0.4150	0.4142
New Zealand dollar	1.1455	1.1700	1.0998	1.1942	1.0921	1.1433	1.0847
United States dollar	0.7476	0.7162	0.7623	0.7518	0.7418	0.7468	0.7657

18.       Significant events since balance date

On 1 September 2006, the Group announced that it had agreed to sell Esanda Fleetpartners in Australia and New Zealand to Nikko Principal Investments Australia, the Australian private equity arm of Nikko Cordial Corporation for approximately $380 million. The profit after tax on sale is anticipated to be approximately $130 million. This sale is expected to be completed by the end of October 2006. Esanda Fleetpartners contributed approximately $20 million to the Group s net profit after tax for the year ended 30 September 2006.

There have been no other significant events from 30 September 2006 to the date of this report.

19.       Impact of adopting Australian Equivalents to International Financial Reporting Standards (AIFRS)

Please refer to the Dividend Announcement for the half year ended 31 March 2006 and to our website (www.anz.com).

APPENDIX 4E STATEMENT

The directors of Australia and New Zealand Banking Group Limited confirm that the financial information and notes of the consolidated entity set out on pages 65 to 90 are in the process of being audited.

Charles Goode	John McFarlane
Chairman	Director

25 October 2006

SUPPLEMENTARY INFORMATION

Average Balance Sheet on a fully comparable AIFRS basis(1)

Averages used in the following tables are predominantly daily averages. Interest income figures are presented on a tax-equivalent basis. Impaired loans are included under the interest earning asset category,  loans, advances and bills discounted. Intra-group interest earning assets and interest bearing liabilities are treated as external assets and liabilities for the geographic segments.

	Full year Sep 06			Full year Sep 05
	Ave bal	Int	Rate	Ave bal	Int	Rate
	$ M	$ M	%	$ M	$ M	%
Interest earning assets
Due from other financial institutions
Australia	1,442	71	4.9%	807	42	5.2%
New Zealand	2,236	146	6.5%	2,242	126	5.6%
Overseas markets	4,061	190	4.7%	2,664	90	3.4%
Trading and available for sale and other assets
Australia	15,957	946	5.9%	11,482	639	5.6%
New Zealand	2,459	182	7.4%	2,226	133	6.0%
Overseas markets	2,883	134	4.6%	2,992	100	3.3%
Loans, advances and bills discounted
Australia	170,118	12,478	7.3%	151,898	10,971	7.2%
New Zealand	65,134	5,653	8.7%	60,993	5,115	8.4%
Overseas markets	9,538	671	7.0%	8,990	522	5.8%
Acceptances(2)
Australia	13,786	958	6.9%	13,166	893	6.8%
Overseas markets	216	11	5.1%	74	2	2.7%
Other assets
Australia	3,833	317	8.3%	2,217	110	5.0%
New Zealand	4,361	283	6.5%	2,912	166	5.7%
Overseas markets	4,155	261	6.3%	3,318	190	5.7%
Intragroup assets
Overseas markets	11,501	559	4.9%	9,476	330	3.5%
	311,680	22,860		275,457	19,429
Intragroup elimination	(11,501)	(559)		(9,476)	(330)
	300,179	22,301	7.4%	265,981	19,099	7.2%
Non-interest earning assets
Derivatives
Australia	9,600			4,937
New Zealand	2,593			1,646
Overseas markets	(579)			(267)
Premises and equipment	1,074			1,094
Other assets	13,223			13,027
Provisions for credit impairment
Australia	(1,567)			(1,451)
New Zealand	(419)			(421)
Overseas markets	(191)			(254)
	23,734			18,311
Total average assets	323,913			284,292

(1)       See definition on page 100.

(2)       Acceptances have been classified as interest earning assets following adoption of AIFRS on 1 October 2005.  This is consistent with the reclassification of commercial bill margins from fees to net interest.

	Full year Sep 06			Full year Sep 05
	Ave bal	Int	Rate	Ave bal	Int	Rate
	$ M	$ M	%	$ M	$ M	%
Interest bearing liabilities
Time deposits
Australia	42,907	2,445	5.7%	39,388	2,126	5.4%
New Zealand	26,363	1,839	7.0%	25,582	1,659	6.5%
Overseas markets	13,699	646	4.7%	11,075	383	3.5%
Savings deposits
Australia	15,087	480	3.2%	13,896	413	3.0%
New Zealand	6,841	305	4.5%	7,210	291	4.0%
Overseas markets	566	10	1.8%	417	3	0.7%
Other demand deposits
Australia	38,935	1,751	4.5%	33,950	1,432	4.2%
New Zealand	8,494	502	5.9%	7,992	412	5.2%
Overseas markets	1,003	22	2.2%	794	13	1.6%
Due to other financial institutions
Australia	4,151	223	5.4%	1,456	86	5.9%
New Zealand	1,961	107	5.5%	1,680	93	5.5%
Overseas markets	5,965	306	5.1%	4,642	166	3.6%
Commercial paper
Australia	10,858	637	5.9%	7,879	443	5.6%
New Zealand	6,315	470	7.4%	7,717	521	6.8%
Overseas markets	7,373	333	4.5%	6,260	171	2.7%
Borrowing corporations’ debt
Australia	9,117	522	5.7%	9,258	518	5.6%
New Zealand	1,863	130	7.0%	1,954	125	6.4%
Acceptances(2)
Australia	13,786	799	5.8%	13,166	730	5.5%
Overseas markets	216	10	4.6%	74	2	2.7%
Loan capital, bonds and notes
Australia	45,244	2,677	5.9%	39,305	2,207	5.6%
New Zealand	9,293	703	7.6%	4,757	335	7.0%
Overseas markets	135	7	5.2%	137	4	2.9%
Other liabilities(3)
Australia	5,122	304	n/a	4,593	452	n/a
New Zealand	149	94	n/a	107	101	n/a
Overseas markets	510	36	n/a	91	17	n/a
Intragroup liabilities
Australia	5,146	169	3.3%	3,646	(14)	-0.4%
New Zealand	6,355	390	6.1%	5,830	344	5.9%
	287,454	15,917		252,856	13,033
Intragroup elimination	(11,501)	(559)		(9,476)	(330)
	275,953	15,358	5.6%	243,380	12,703	5.2%
Non-interest bearing liabilities
Deposits
Australia	4,412			4,147
New Zealand	3,682			3,535
Overseas markets	1,123			976
Derivatives
Australia	8,642			4,765
New Zealand	2,663			2,106
Overseas markets	(635)			(460)
Other liabilities	9,457			8,659
	29,344			23,728
Total average liabilities	305,297			267,108

(1) See definition on page 100

(2) Acceptances have been classified as interest bearing liabilities following adoption of AIFRS on 1 October 2005. This is consistent with the reclassification of commercial bill margins from fees to net interest.

(3) Includes foreign exchange swap costs

	Half year Sep 06			Half year Mar 06
	Ave bal	Int	Rate	Ave bal	Int	Rate
	$ M	$ M	%	$ M	$ M	%
Interest earning assets
Due from other financial institutions
Australia	1,563	39	5.0%	1,320	32	4.9%
New Zealand	2,340	77	6.6%	2,131	69	6.5%
Overseas markets	3,539	91	5.1%	4,586	99	4.3%

Investments in available for sale and other assets
Australia	16,655	513	6.1%	15,255	433	5.7%
New Zealand	2,625	99	7.5%	2,292	83	7.3%
Overseas markets	3,078	77	5.0%	2,687	57	4.3%

Loans and advances
Australia	175,106	6,491	7.4%	165,103	5,987	7.3%
New Zealand	64,406	2,804	8.7%	65,866	2,849	8.7%
Overseas markets	9,902	363	7.3%	9,172	308	6.7%
Acceptances(2)
Australia	13,847	494	7.1%	13,725	464	6.8%
Overseas markets	262	7	5.3%	170	4	4.7%

Other assets
Australia	4,326	189	8.7%	3,337	128	7.7%
New Zealand	4,305	150	6.9%	4,417	133	6.0%
Overseas markets	4,008	130	6.5%	4,303	131	6.1%

Intragroup assets
Overseas markets	10,959	287	5.2%	12,046	272	4.5%
	316,921	11,811		306,410	11,049
Intragroup elimination	(10,959)	(287)		(12,046)	(272)
	305,962	11,524	7.5%	294,364	10,777	7.3%
Non-interest earning assets
Derivatives
Australia	12,476			6,708
New Zealand	3,004			2,180
Overseas markets	(594)			(564)

Premises and equipment	1,070			1,078

Other assets	12,656			13,794

Provisions for credit impairment
Australia	(1,635)			(1,499)
New Zealand	(406)			(432)
Overseas markets	(197)			(185)
	26,374			21,080
Total average assets	332,336			315,444

(1)  See definition on page 100

(2) Excludes Treasury shares held within the Group

	Half year Sep 06			Half year Mar 06
	Ave bal	Int	Rate	Ave bal	Int	Rate
	$ M	$ M	%	$ M	$ M	%
Interest bearing liabilities
Time deposits
Australia	44,482	1,294	5.8%	41,323	1,151	5.6%
New Zealand	25,861	912	7.0%	26,868	927	6.9%
Overseas markets	14,591	363	5.0%	12,802	283	4.4%
Savings deposits
Australia	15,407	252	3.3%	14,765	228	3.1%
New Zealand	6,662	154	4.6%	7,021	151	4.3%
Overseas markets	630	7	2.2%	502	3	1.2%
Other demand deposits
Australia	40,478	939	4.6%	37,384	812	4.4%
New Zealand	8,612	260	6.0%	8,375	242	5.8%
Overseas markets	1,038	13	2.5%	968	9	1.9%
Due to other financial institutions
Australia	5,284	145	5.5%	3,012	78	5.2%
New Zealand	1,795	49	5.4%	2,128	58	5.5%
Overseas markets	5,331	142	5.3%	6,602	164	5.0%
Commercial paper
Australia	12,104	362	6.0%	9,605	275	5.7%
New Zealand	5,754	217	7.5%	6,879	253	7.4%
Overseas markets	6,127	153	5.0%	8,626	180	4.2%
Borrowing corporations’ debt
Australia	9,110	265	5.8%	9,124	257	5.6%
New Zealand	1,765	63	7.1%	1,962	67	6.8%
Acceptances(2)
Australia	13,847	415	6.0%	13,725	384	5.6%
Overseas markets	262	6	4.6%	170	4	4.7%
Loan capital, bonds and notes
Australia	46,886	1,425	6.1%	43,593	1,252	5.8%
New Zealand	9,693	372	7.7%	8,891	331	7.5%
Overseas markets	133	4	6.0%	137	3	4.4%
Other liabilities(3)
Australia	5,395	71	n/a	4,847	233	n/a
New Zealand	64	44	n/a	234	50	n/a
Overseas markets	551	22	n/a	469	14	n/a
Intragroup liabilities
Australia	4,571	87	3.8%	5,724	82	2.9%
New Zealand	6,388	200	6.2%	6,322	190	6.0%
	292,821	8,236		282,058	7,681
Intragroup elimination	(10,959)	(287)		(12,046)	(272)
	281,862	7,949	5.6%	270,012	7,409	5.5%
Non-interest bearing liabilities
Deposits
Australia	4,437			4,387
New Zealand	3,507			3,858
Overseas markets	1,142			1,104
Derivatives
Australia	10,453			6,821
New Zealand	3,184			2,139
Overseas markets	(297)			(975)
Other liabilities	8,952			9,964
	31,378			27,298
Total average liabilities	313,240			297,310

(1)  See definition on page 100

(2) Average interest rate received on interest earning assets

(3) Includes foreign exchange swap costs

	Half	Half	Full	Full
	year	year	year	year
	Sep 06	Mar 06	Sep 06	Sep 05
	$ M	$ M	$ M	$ M
Total average assets
Australia	229,872	211,498	220,710	190,540
New Zealand	80,412	81,736	81,072	74,564
Overseas markets	33,011	34,256	33,632	28,664
less intragroup elimination	(10,959)	(12,046)	(11,501)	(9,476)
	332,336	315,444	323,913	284,292
% of total average assets attributable to overseas activities	30.8%	33.0%	31.9%	33.0%

Average interest earning assets
Australia	211,497	198,740	205,136	179,570
New Zealand	73,676	74,706	74,190	68,373
Overseas markets	31,748	32,964	32,354	27,514
less intragroup elimination	(10,959)	(12,046)	(11,501)	(9,476)
	305,962	294,364	300,179	265,981

Total average liabilities
Australia	218,938	201,742	210,364	181,567
New Zealand	74,827	75,838	75,331	70,036
Overseas markets	30,434	31,776	31,103	24,981
less intragroup elimination	(10,959)	(12,046)	(11,501)	(9,476)
	313,240	297,310	305,297	267,108

Total average shareholders’ equity
Ordinary share capital	18,225	17,263	17,745	16,487
Preference share capital	871	871	871	697
	19,096	18,134	18,616	17,184
Total average liabilities and shareholders’ equity	332,336	315,444	323,913	284,292
% of total average liabilities attributable to overseas activities	31.6%	34.1%	32.8%	33.4%

(1) See definition on page 100

	Half	Half	Full	Full
	year	year	year	year
	Sep 06	Mar 06	Sep 06	Sep 05
	%	%	%	%

Gross earnings rate(2)
Australia	7.29	7.11	7.20	7.05
New Zealand	8.47	8.41	8.44	8.10
Overseas markets	6.00	5.30	5.64	4.48
Total Group	7.51	7.34	7.43	7.18

Interest spread and net interest average margin may be analysed as follows:

Australia
Gross interest spread	1.99	1.91	1.95	2.02
Interest not recognised on impaired assets	(0.01)	(0.00)	(0.01)	(0.01)
Net interest spread	1.98	1.91	1.94	2.01
Interest attributable to net non-interest bearing items	0.35	0.40	0.38	0.36
Net interest average margin - Australia	2.33	2.31	2.32	2.37

New Zealand
Gross interest spread	1.68	1.80	1.74	1.93
Interest not recognised on impaired assets	(0.00)	(0.02)	(0.01)	(0.01)
Net interest spread	1.68	1.78	1.73	1.92
Interest attributable to net non-interest bearing items	0.65	0.54	0.59	0.51
Net interest average margin - New Zealand	2.33	2.32	2.32	2.43

Overseas markets
Gross interest spread	1.08	0.95	1.02	1.27
Interest not recognised on impaired assets	(0.02)	(0.02)	(0.02)	(0.02)
Net interest spread	1.06	0.93	1.00	1.25
Interest attributable to net non-interest bearing items	0.48	0.36	0.41	0.47
Net interest average margin - Overseas markets	1.54	1.29	1.41	1.72

Group
Gross interest spread	1.90	1.85	1.87	1.97
Interest not recognised on impaired assets	(0.01)	(0.01)	(0.01)	(0.01)
Net interest spread	1.89	1.84	1.86	1.96
Interest attributable to net non-interest bearing items	0.44	0.45	0.45	0.44
Net interest average margin	2.33	2.29	2.31	2.40

(1) See definition on page 100

(2) Average interest rate received on interest earning assets

Capital Management

				Movt	Movt
	As at	As at	As at	Sep 06	Sep 06
	Sep 06	Mar 06(1)	Sep 05(1)	v. Mar 06	v. Sep 05
	$ M	$ M	$ M	%	%
Qualifying Capital
Tier 1
AIFRS Shareholders’ equity and outside equity interests	19,906	18,796	19,538	6%	2%
Reclassification of preference share capital	(871)	(871)	(1,858)	0%	-53%
Accumulated retained profits & reserves of insurance, funds management & securitisation entities and associates	(289)	(161)	(213)	80%	36%
Deferred fee revenue(2)	343	258	—	33%	n/a
Cash flow hedging reserve	(227)	(176)	—	29%	n/a
Dividend(3)	(1,267)	(1,024)	(1,077)	24%	18%
Other adjustments	(22)	86	(81)	large	-73%
Fundamental Tier 1 capital	17,573	16,908	16,309	4%	8%
Innovative Tier 1 capital instruments	3,342	3,407	3,301	-2%	1%
Gross Tier 1 capital	20,915	20,315	19,610	3%	7%
Deductions
Unamortised goodwill & other intangibles	(3,996)	(3,943)	(3,902)	1%	2%
Capitalised software	(397)	—	—	n/a	n/a
Capitalised expenses(4)	(569)	(534)	(524)	7%	9%
Deferred tax assets(5)	(290)	—	—	n/a	n/a
Investment in ANZ Lenders Mortgage Insurance	(31)	(27)	(27)	15%	15%
Other adjustments	9	—	—	n/a	n/a
Transitional Tier 1 capital relief	716	—	—	n/a	n/a
Tier 1 capital	16,357	15,811	15,157	3%	8%
Tier 2
Asset Revaluation Reserve	—	—	31	n/a	-100%
Eligible component of post acquisition earnings and reserves in associates and joint ventures	184	—	-	n/a	n/a
Perpetual subordinated notes	401	419	394	-4%	2%
General reserve for impairment of financial assets(6)	1,344	1,318	1,448	2%	-7%
Transitional Upper Tier 2 capital relief	17	—	—	n/a	n/a
Upper Tier 2 capital	1,946	1,737	1,873	12%	4%
Subordinated notes(7)	8,177	7,416	6,701	10%	22%
Tier 2 capital	10,123	9,153	8,574	11%	18%
Deductions
Investment in Funds Management, Life Insurance & Securitisation entities	86	86	84	0%	2%
Investment in joint ventures with ING(8)	526	525	528	0%	0%
Investment in other Authorised Deposit Taking Institutions and overseas equivalents	370	321	159	15%	large
Other	91	13	13	large	large
Total deductions	1,073	945	784	14%	37%
Total qualifying capital	25,407	24,019	22,947	6%	11%
Adjusted common equity
Tier 1 capital	16,357	15,811	15,157	3%	8%
Less: Innovative Tier 1 capital instruments	3,321	3,385	3,233	-2%	3%
Transitional Tier 1 Capital Relief	716	—	—	n/a	n/a
Deductions	1,073	945	784	14%	37%
Adjusted common equity (ACE)(9)	11,247	11,481	11,140	-2%	1%
Capital adequacy ratios
Tier 1	6.8%	6.8%	6.9%
Tier 2	4.2%	4.0%	3.9%
	11.0%	10.8%	10.8%
Deductions	-0.4%	-0.4%	-0.3%
Total	10.6%	10.4%	10.5%
Adjusted common equity	4.7%	5.0%	5.1%
Risk Weighted Assets	240,219	230,653	219,573	4%	9%

(1)  Calculated in accordance with Australian Prudential Regulation Authority requirements and transitional rules effective at those dates

(2) Includes fees deferred under AIFRS forming part of loan yields. Value as at March 2006 is post tax. Value at September 2006 is pre tax, as allowed under the current prudential standard

(3) Relates to dividend not provided for

(4) Comprises loan and lease origination fees, capitalised securitisation establishment costs and costs associated with debt raisings

(5) Deferred tax assets (excluding the component relating to the collective provision) attributable to operations in countries outside Australia

(6) Net of attributable deferred tax asset

(7) For capital adequacy calculation purposes, subordinated note issues are reduced by 20% of the original amount over the last four years to maturity

(8) Joint ventures with ING in Australia and New Zealand

(9) Tier 1 capital, less Innovative Tier 1 capital instruments (converted at balance date spot rates), less transitional Tier 1 capital relief and deductions

		Assets	Risk Weighted Assets
	Sep	Sep	Sep	Sep
	2006	2005	2006	2005
	$ M	$ M	$ M	$ M
Balance Sheet

Zero risk weighted assets(1)	35,246	25,941	-	-
Claims on approved banks and local governments	19,584	16,054	3,917	3,211
Advances secured by mortgages eligible for 50% risk weighting	131,134	118,895	65,567	59,448
Other assets - credit risk	138,119	127,204	138,119	127,204
Total statement of financial position assets - credit risk	324,083	288,094	207,603	189,863
Trading assets - market risk	11,688	7,872	n/a	n/a
Impact of adoption of AIFRS	—	4,919	—	—
Total balance sheet	335,771	300,885	207,603	189,863

	Notional Amount		Credit Equivalent		Risk Weighted Assets
	Sep	Sep	Sep	Sep	Sep	Sep
	2006	2005	2006	2005	2006	2005
	$M	$M	$M	$M	$M	$M
Off-balance sheet exposures(2)
Direct credit substitutes	7,588	9,657	7,588	9,657	5,432	7,337
Trade and performance related items	14,788	13,175	6,470	5,683	5,657	4,953
Commitments	98,554	87,319	17,030	14,017	14,611	12,249
Foreign exchange, interest rate and other market related transactions	1,169,553	782,380	18,010	12,309	5,240	3,681
Total off balance sheet exposures - credit risk	1,290,483	892,531	49,098	41,666	30,940	28,220
Total risk weighted assets - credit risk					238,543	218,083
Risk weighted assets - market risk					1,676	1,490
Total risk weighted assets					240,219	219,573

(1)  Includes $1,938 million in assets excluded for risk weighting calculations for Australian Prudential Regulation Authority reporting purposes

(2) Excludes off balance sheet exposures in subsidiaries consolidated on adoption of AIFRS from 1 October 2004 as required by Australian Prudential Regulation Authority

DEFINITIONS

Adjusted common equity (ACE) is Tier 1 capital less preference shares and other Hybrid Capital at current rates, regulatory deductions from total capital and transitional capital relief as approved by the Australian Prudential Regulation Authority.

AIFRS - Australian Equivalents of International Accounting Standards.

Business Unit description:

Personal

Personal is a division comprised of Regional, Rural and Small Business Banking, Banking Products, Mortgages, Consumer Finance, Investments and Insurance, Esanda, Pacific Banking and a number of other areas, including the branch network and marketing and support costs in Australia.

•            Regional & Rural Banking provides a full range of banking services to personal customers across regional and rural Australia, and to small business and agribusiness customers in rural and regional Australia.

•            Small Business Banking provides a full range of banking services for metropolitan-based small businesses in Australia with funds under management up to A$50,000.

•            Banking Products provides transaction banking and savings products, such as term deposits, V2+, and cash management accounts.

•            Mortgages provides housing finance to consumers in Australia for both owner occupied and investment purposes.

•            Consumer Finance provides consumer and commercial credit cards, ePayment products, personal loans, merchant payment facilities in Australia and ATM facilities.

•            Investments and Insurance comprises ANZ Australia s Financial Planning, Margin Lending, insurance distribution, and Trustees businesses in addition to the equity accounted earnings from E*Trade Australia, an online broking business.

•            Esanda provides motor vehicle and equipment finance, operating leases and management services, fleet management services and investment products.

•            Pacific provides retail and corporate banking services to customers in the Pacific Region.

Institutional

Institutional is a division encompassing businesses that provide a full range of financial services to ANZ Australia and New Zealand corporate and institutional customers in all geographies. Institutional has a major presence in Australia and New Zealand and also operations in UK, USA, 13 countries in Asia, and Europe

•            Institutional & Corporate Relationships manages customer relationships and develops financial services solutions and strategies for Business Banking clients with funds under management ( FUM ) in excess of A$50,000, for Corporate clients with FUM in excess of A$10 million and for Institutional clients with FUM in excess of A$150 million in Australia and New Zealand and, for global corporate clients with whom ANZ Australia has an existing customer relationship, in the United Kingdom, United States and Asia.

•            Debt and Transaction Services combines managing Institutional and Corporate s balance sheet with a particular focus on credit quality, diversification and maximising risk adjusted returns. Also provides cash transaction banking management, trade finance, international payments, clearing and custodian services principally to institutional and corporate customers.

•            Markets provides foreign exchange and commodity trading sales-related services to corporate and institutional clients globally. In addition, the business provides origination, underwriting, structuring and risk management services, advice and sale of credit and derivative products globally.

•            Corporate & Structured Financing provides complex financing and advisory services, structured financial products, leasing, private equity finance, project finance, leveraged finance and infrastructure investment products.

•            Personal and Private Banking Asia provides banking services in selected Asian geographies.

New Zealand Banking

The New Zealand Banking division is a combination of New Zealand Institutional and New Zealand Businesses. New Zealand Businesses includes the following businesses:

•            ANZ Retail, operating under the ANZ brand in New Zealand provides a full range of banking services to personal and small business banking customers.

•            NBNZ Retail, operating under the National Bank brand in New Zealand, provides a full range of banking services to personal and small business banking customers.

•            Corporate Banking in New Zealand incorporates the ANZ and National Bank brands and provides financial solutions through a relationship management model for medium-sized businesses with a turnover up to NZ$100 million.

•            Rural Banking in New Zealand provides a full range of banking services to rural and agribusiness customers.

•            Central support includes Operations, Technology, Treasury, our 49% stake in ING New Zealand, Risk Management, People Capital, Financial Management and Property New Zealand.

•            UDC provides motor vehicle and equipment finance, operating leases and management services, fleet management services, and investment products.

Partnerships & Private Bank

Partnerships & Private Bank is responsible for ANZ s partnerships with other institutions in Australia and Asia, along with our Private Bank business, and includes the following:

•            INGA includes the equity accounted earnings from our 49% stake in ING Australia Ltd, a joint venture between ANZ and ING.

•            International Partnership- ANZ continues to develop a portfolio of strategic retail partnerships in Asia. ANZ currently has partnerships in Indonesia with PT Panin Bank, in the Philippines with Metrobank, in Cambodia with the Royal Group, in China with Tianjin City Commercial Bank and in Vietnam with Sacombank. These partnerships are focused on leveraging ANZ Australia’s capabilities into faster growing personal and small business banking markets via the established client bases of the local partners.

•            Other includes Private Bank and support units within the division.

Group Centre

Group Centre division includes Operations, Technology and Shared Services, Treasury (funding component), Group People Capital, Group Strategic Development, Group Financial Management, Group Risk Management, Capital Funding and Group Items.

Collective provision is Provision for Credit Losses that are inherent in the portfolio but not able to be individually identified; presently unidentified impaired assets. A collective provision may only be recognised when a loss event has already occurred. Losses expected as a result of future events, no matter how likely, are not recognised.

Expected loss is determined based on the expected average annual loss of principal over the economic cycle for the current risk profile of the lending portfolio.

Equity standardisation Economic Value Added (EVATM) principles are in use throughout the Group, whereby risk adjusted capital is allocated and charged against business units. Equity standardised profit is determined by eliminating the impact of earnings on each business unit s book capital and attributing earnings on the business unit s risk adjusted capital. This enhances comparability of business unit performance. Geographic results are not equity standardised.

Impaired assets are those whose carrying value was greater than the amount expected to be recovered over its life. More specifically, in relation to loans or other credit facilities, impairment may arise where there is reasonable doubt about the collectability of interest, fees (past and future) or principal outstanding, or where concessional terms have been provided because of the financial difficulties of the customer.

Income includes external interest income, other external operating income, and if positive, net inter-segment interest income.

Individual provision charge is the amount of impairment on those loans and advances assessed for impairment on an individual basis (as opposed to on a collective basis). It takes into account expected cash flow over the lives of those loans and advances.

Liquid assets are cash and cash equivalent assets. Cash equivalent assets are highly liquid investments with short periods to maturity, are readily convertible to cash at ANZ s option and are subject to an insignificant risk of changes in value.

Net advances includes gross loans and advances and acceptances less income yet to mature and provisions.

Net inter business unit expenses consists of the charges made between business units for the provision of support services. Both payments and receipts by business units are shown as net inter business unit expenses.

Net interest margin is net interest income as a percentage of average interest earning assets. Non-assessable interest income is grossed up to the equivalent before tax amount for the purpose of these calculations.

Net interest spread is the average interest rate received on interest earning assets less the average interest rate paid on interest bearing liabilities. Non-assessable interest income is grossed up to the equivalent before tax amount for the purpose of these calculations.

Net non-interest bearing items referred to in the analysis of interest spread and net interest average margin, includes shareholders  equity, impairment of loans and advances, deposits not bearing interest and other liabilities not bearing interest, offset by premises and equipment and other non-interest earning assets. Impaired loans are included within interest bearing loans, advances and bills discounted.

Net tangible assets equals share capital and reserves attributable to shareholders of the company less preference share capital and unamortised intangible assets (including software).

Operating expenses exclude the provision for impairment of loans and advances charge.

Operating income in business segments includes equity standardised net interest and other operating income.

Overseas Markets includes all operations outside of Australia and New Zealand. The Group s geographic segments are Australia, New Zealand and Overseas Markets.

Profit on a fully comparable AIFRS basis is management s estimate of prior year results adjusted for the impact of those AIFRS standards, principally financial instrument and insurance related, which became effective from 1 October 2005. No adjustment has been made to retrospectively designate derivatives hedging the Group s funding on the basis of impracticability.

Return on asset ratios include net intra group assets which are risk weighted at 0% for return on risk weighted assets calculations.

Significant items are items that have a material impact (typically >$10 million) on profit after tax, or the earnings used in the earnings per share calculation. Significant items also do not arise in the normal course of business and are infrequent in nature. Divestments are typically defined as significant items.

Total advances include gross loans and advances and acceptances less income yet to mature (for both as at and average volumes). Loans and advances classified as available-for-sale are excluded from total advances.

Unproductive facilities comprise facilities (such as standby letters of credit, bill endorsements, documentary letters of credit, guarantees to third parties, undrawn facilities to which the Group is irrevocably committed and market related exposures) where the customer status is non-performing.

ALPHABETICAL INDEX

PAGE
Appendix 4E Statement	91
Associates, joint venture entities and investments	89
Business Performance Review	33
Chief Financial Officer s Review	11
Changes in the composition of the Group	89
Contingent liabilities and contingent assets	86
Consolidated Condensed Cash flow statement	68
Consolidated Condensed Income Statement	65
Consolidated Condensed Balance Sheet	66
Consolidated Condensed Statement of Recognised Income and Expense	67
Definitions	100
Dividends	78
Earnings per share	79
Exchange rates	90
Financial Highlights	5
Five Year summary	61
Geographic Segment Performance	53
Highlights	1
Impact of adopting Australian Equivalents to International Financial Reporting Standards (AIFRS)	90
Impaired financial assets	81
Income	75
Income tax expense	77
Loan capital	83
Net loans and advances	80
Note to the Cash Flow Statement	88
Operating expenses	76
Provision for credit impairment	82
Share Capital	83
Shareholders Equity	84
Significant accounting policies	69
Significant events since balance date	90
Supplementary information - Average Balance Sheet	92
Supplementary information - Capital Management	98

'

ANZ
ATM
ANZ
ATM

2006 Annual Results

Australia and New Zealand Banking Group Limited

26 October 2006

John McFarlane
Chief Executive Officer

A **very** different bank

www.anz.com

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Good performance from divisions

Division	Sep-06 v Sep-05
Personal	↑ 22%
Institutional	↑ 11%
New Zealand*	↑ 20% NZD

Cash NPAT ($m)
1,256
1,396
1,006 NZD

Geography	
Australia	↑ 16%
New Zealand	↑ 26% NZD
Asia/Pacific	↑ 25%
Other	↓ 35%

Cash NPAT ($m)
2,377
964 NZD
238
130
NPAT increase
NPAT decrease
Sep-05 NPAT

ANZ

* New Zealand Banking, which includes NZ Institutional

3

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Innovative strategy delivering results

A clear strategy - advance domestically while developing long term growth options in Asia
• Winning share in Australia
• Good earnings momentum
• Leading customer satisfaction
• Leading staff engagement
• Investing for tomorrow
2006-2007
2007-2010
2010+
&
&
Build position in Australia
Improved results from New Zealand
Portfolio of low-risk Asian growth investments, where we can add value
ANZ

But some areas where we need to do more

- Speed up Asian expansion
- Advance wealth and private banking

Australia

New Zealand

- Good operational momentum
- Financial results earlier than expected

Asia/Pacific

Invested against the trend

4

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Strong income growth allowing continued investment

$m
3,151
572
9.0%
211
7.2%
(265)
(6.1%)
158
28.0%
(240)
(19.2%)
3,587
10.4%
13.8%
Sep-05
Cash
Net Interest Income
Other income
Expenses
Provisions
Tax & OEI
Sep-06
Cash

HOH Growth	6.1%	1.3%	(3.9%)	18.3%	(7.8%)	**7.2%**

Profit before Provisions 5.2%

Scorecard	FY06	2H06
Volume Growth	✓✓	✓✓
Interest Margin	✓	✓✓
Non Int. Income	✓✓	✓
Expenses	X	X
Provisions	✓✓	✓✓
Tax	✓	✓
Cash EPS	✓✓	✓✓

✓✓ - Favourable to expectations
✓ - In line with expectations
X – Unfavourable to expectations

ANZ 8

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Another way to think about this result

A good result even without provisioning benefit

Headwinds had material impact
13.2%
1.4%
1.4%
4.8%
~10% to 11%
Non Continuing FY06 drag ex provision benefit
Non Continuing FY06 Provisioning drag
FY06 Continuing Businesses Provisioning Benefit
Other
Cash EPS growth
Underlying Cash EPS Growth

ANZ
9

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Strong revenue growth the highlight, 9.1% FX adjusted

10%
8%
6%
4%
2%
0%
9.1%*
7%-9%
Now 7%-10%
8.4%^
7.2%#
6.3%#
4.5%
FY03
FY04
FY05
FY06

Strong revenue growth across the Group

(FY06 ANZ League Table -Top 10 Performers)

Personal | New Zealand | Institutional | Partnerships & Private Bank

*fx adjusted growth, ^reported growth, #normalised for NBNZ

**Continuing businesses
^ 15% on geographic basis

10

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Net Interest Income# Drivers FY05 v FY06
End of Period+
Personal
$330m
12.3%
11.7%
-$13m
(0.5%)
$317m
11.8%
Institutional@
$382m
21.2%
9.1%
-$186m
(10.7)%
$196m
10.5%
NZ Banking^ (NZD)
$307m
17.6%
12.6%
-$166m
(9.9)%
$141m
7.7%
Group
$807m
12.9%
10.9%
-$260m
(4.3)%
$547m
8.6%
Legend
AIEA growth
Margin
Net Interest Income

+growth in net loans & advances, including acceptances, fx adjusted

ANZ 11

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bps
240.0
(5.1)
(2.8)
3.1
(7.7)
2.0
1.5
231.0
Funding Mix
Asset Mix
Wholesale Rate
Competition
Rev Hedge
Other
Sep-05
Sep-06
(9.0bps)

Half on Half ↑ 4bps^

Competition impacts in all segments

-1.7
-1.4
-1.4
-1.1
-1.0
-1.1
Aust. Mortgages*
Inst./Corp/Bus Bank
NZ Deposit Migration
Other Product Migration
NZ Mortgages
Other

^refer slide 46

ANZ 12

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yoy growth
7.1%
8.3%
8.7%#
7.7%
0.8%
7.7%
0.6%
8.6%
2.2%
7.7%
2.3%
4.1%
1.3%
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Reported growth
FX impact
Markets mix impact, offset in Net Interest Income

2H06 Profit on Trading Securities down on 1H06, offset in NII
300
310
353
347
60
13
31
90
184
187
178
185
56
110
143
72
1H05
2H05
1H06
2H06
Net Interest Income
Other Income (mainly FX)
Profit on Trading Securities

ANZ 13

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Higher investment funded by strong revenue growth

10%
8%
6%
4%
2%
0%
5%-7%
2.4%
6.9%
7.8%
7.5%
6.1%^
FY03
FY04
FY05
FY06

$m
408
113
295
458
44
132
282
709
126
190
393
778
42
272
464
FY03
FY04
FY05
FY06
CAPEX
OPEX
NZ integration

Investment focused towards high growth Personal segment

(~% of FY06 investment spend)

Other
OTSS
5%
15%
50%
Personal
New Zealand
20%
10%
Institutional

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Individual Provisions at unsustainably low levels
$m
600
500
400
300
200
100
0
Commercial losses must increase, but how much??
??
FY00 FY01 FY02 FY03 FY04 FY05 FY06 FY07
Consumer Ind Provisions*
Commercial Ind Provisions*

Consumer: Key Drivers

Commercial: Key Drivers

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bp
40
35
30
25
20
15
10
5
0
90+ days past due as % of GLA*
2001
2002
2003
2004
2005
2006

500
400
300
200
100
0
(1%)
24%
Mar-05
Sep-05
Mar-06
Sep-06
High Security
Lower Security

0.5%
0.4%
0.3%
0.2%
0.1%
0.0%
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
NSW/ACT
VIC
Other

*Gross Lending Assets

ANZ 16

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Portfolio growth driving Collective Provision charge

FY06 Collective Provision charge at low levels
$m
208
141
25
147
-49
-56
69
6
17
131
-77
-8
FY05
FY06
Growth
Portfolio Mix
Non Continuing Bus.
Risk Change
Scenario Impact

FY06 - Reduction in Collective Provision charge driven by:

ANZ
17

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Strong headline growth; 13.8% cash profit growth

Cash EPS 13.2%
Cash Profit growth
NPAT $m
3,175
(31)
(31)
38
3,151
436
3,587
34
67
3,688
AIFRS adjustments
Hedging fair value gains
Significant items
Underlying growth
Hedging fair value gains
Significant items
Sep-05
Sep-05 Cash
Sep-06 Cash
Sep-06
13.8%
16.2%

ANZ
21

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Revenue momentum to be maintained

All Divisions revenue growth within or above Group target
Revenue Growth
> 10%
< 7%
Personal (13%)
Partnerships & PB^ (10%)
7-10%
Group Targets
7-9%
Institutional (8%)
New Zealand (7%)*
FY05
FY06

ANZ

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ACE Ratio at top end of target

6.75
6.25
5.75
5.25
4.75
4.25
3.75
5.07
1.67
(0.95)
(0.47)
(0.20)
(0.07)
(0.04)
5.01
(0.33)
4.68
Earnings+
Dividends^
RWA Growth
INGA & Assoc
Buyback
Other
AIFRS
Target Range
Sep-05
ACE pre AIFRS
Sep-06

*excludes fx impact

ANZ 25

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Personal: a compelling customer proposition

(Main Financial Institution*)

%
80
70
60
50
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
Sep-06
ANZ
Peer 1
Peer 2
Peer 3
Peer 4

Investment in the franchise reflected in improved brand image

(Brand Image, Source: ANZ Brand Health Monitor)

16
12
8
4
0
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
ANZ
Peer 1
Peer 2
Peer 3

Increasing share of wallet

(% increase traditional banking products Sep-04 to Aug-06)**

4.8%
0.4%
2.2%
0.8%
ANZ
Peer 1
Peer 2
Peer 3

ANZ 27

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Personal: Investing to deliver "More Convenient Banking"

Continuing to invest in distribution...
(# branches and ATMs)

25 Branches & 330 ATMs added during 2006
800
780
760
740
720
700
2,200
1,900
1,600
1,300
1,000
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Branches (LHS)
ATMs (RHS)

Income
Costs
15%
9%
15%
8%
11%
8%
24%
16%
11%
11%
18%
14%
4%
2%
Mortgages
Consumer Fin
Banking Products
I&I
R,R & SB
Pacific
Esanda

More Convenient Banking Proof Points

16
8
8
6
6
4
-4
-13
-19
I&I
Consumer Finance
Mortgages
R R & SMB
Retail
Pacific
Esanda
Bank Products

ANZ
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Banking Products: good growth in customer numbers

Solid growth in account numbers...

25% increase in account numbers
3,250
3,626
4,058
2004
2005
2006

..with FUM growth delivered across all products (A$b)

Transactions
Savings
Term Deposits
31.2
9%
34.1
13%
38.5
11.5
11.6
8.1
12.2
13.5
8.4
13.4
16.3
8.8
2004
2005
2006

Strong growth and strong margin

13%
11%
9%
7%
5%
3%
FUM Growth
0.00%
0.50%
1.00%
1.50%
2.00%
Margin
ANZ
Peer 1
Peer 2
Peer 3
Peer 5
Peer 4
Size indicates NII Contribution of new flows
(i.e. growth x margin) ^

System = 1.0
1.4
1.3
1.0
0.8
0.4
0.7
ANZ
Peer 1
Peer 2
Peer 3
Peer 4
Peer 5

ANZ

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Mortgages: Solid FUM growth & balanced distribution mix

ANZ Retail* growing ahead of peers
(volume growth relative to system)
(Sep 05 – Aug 06*)
System = 1.0
0.90
1.07
0.90
0.88
1.01
0.93
ANZ
ANZ Retail
Peer 1
Peer 2
Peer 3
Peer 4

Balanced mix of distribution channels
(% flows)
Broker
Network
Specialist
By FUM at Sep -06
17%
40%
43%
20%
41%
39%
23%
40%
37%
19%
45%
36%
2004
2005
2006

Mortgages Solutions growing strongly
($b)
18 months to get first $1b in FUM
8 months to get next $1b in FUM
FUM Balance
2.0
1.5
1.0
0.5
0.0
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06

Mortgage sales growing across all states
(FUM Growth)
12.4%
10.1%
16.1%
23.9%
VIC
NSW
QLD
WA

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Strong FUM growth for cards and personal loans

5,455
912
4,533
20%
6,547
1,113
5,434
17%
7,643
1,455
6,188
2004
2005
2006
Cards
Personal Loans

% Acquisition growth by cards product

100%
80%
60%
40%
20%
0%
1%
32%
33%
34%
1%
50%
24%
25%
2%
51%
26%
21%
2004
2005
2006
Loyalty
Proprietary
Low Rate*
Commercial Cards

120
100
80
60
40
20
0
Jan-05
Mar-05
May-05
Jul-05
Sep-05
Nov-05
Jan-06
Mar-06
May-06
Jul-06
Sep-06
Income
Loss Rate

120
100
80
60
40
20
0
Jan-05
Mar-05
May-05
Jul-05
Sep-05
Nov-05
Jan-06
Mar-06
May-06
Jul-06
Sep-06
Income
Loss Rate

** Low Rate includes White Label*
***excludes Annual Fees*

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Regional & Rural and Small Business: solid performance

Rural Commercial and Agribusiness

(PBP $m)
(Average FUM growth $m)
Growth yoy
9%
10%
15%
157
171
1,962
2,167
5,360
6,149
PBP
Deposit
Lending
2005
2006
2005
2006

Small business

(PBP $m)
(Average FUM growth $m)
Growth yoy
14%
15%
10%
70
80
2,103
2,414
221
243
PBP
Deposit
Lending
2005
2006
2005
2006

Total Agri & Commercial < 3% of Group NLA's
<80% secured
>80% secured
8%
49%
43%
Agri & Commercial in EC areas
Agri & Commercial in non EC areas

Small business frontline FTE increases supporting growth strategies

65
109
125
143
1H05
2H05
1H06
2H06

ANZ

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Strong growth in all businesses...
(2006 NPAT growth)

20%
61%
56%
113%
Gen Insurance
Margin Lending
Trustees
Fin Planning

... driven by solid FUM growth
(Growth 2006 v 2005)

2006 FUM
$1.2b
$2.1b
$10.3b
39%
8%
13%
Margin Lending
Trustees
Fin Planning

14%
14%
3%
ANZ
INGA
Industry

Planner productivity aligns to time in role
(Avg annualised flows. 18m+ indexed to 100%)

5%
30%
51%
100%
0-6 mths
6-12 mths
12-18 mths
18+ mths

ANZ 33

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Continued growth in NPAT...
($m)

27% annual growth 06 v 05
50
55
57
2H05
1H06
2H06

...driven by Deposit and Lending growth
(average period growth %)

2H05
1H06
2H06
8%
11%
6%
Deposit
2H05
1H06
2H06
11%
13%
15%
Lending

Continued momentum in major markets
(NPAT growth#)

44%
28%
41%
19%
Fiji
PNG
Samoa
Vanuatu

41%
31%
52%
Fiji
PNG
Vanuatu

 # 2006 v 2005 on a comparative basis

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Revenue growth rebounded in 2H06 ($m)

$187
$193
$187
$208
1H05
2H05
1H06
2H06

Improved financial performance in the second half (NPAT $m)

36%
$49
$38
$41
$56
1H05
2H05
1H06
2H06

New Business Writings
New Car Sales
$ 000's
2.8
3.2
3.1
2.9
600
550
500
450
400
1H05
2H05
1H06
2H06

Efficiency gains through restructure of support functions (FTE numbers)

Revenue per FTE 000's
(14% increase)
204.7
1,041
1,068
1,040
1,015
179.9
180.3
179.6
1H05
2H05
1H06
2H06

*Source: Federal Chamber Automotive Industries

\# Indexed to base 1H05

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16%
13%
11%
Balance sheet growth actively managed
2%
9%
Markets
C&SF
TTS
Corp
Bus
-5%
DPG

Impacted by $2.2b CLO
4%
11%
5%
8%
2%
1%
2H04
1H05
2H05
1H06
2H06

49
15
45
19
26
Markets ^
CS&F
TTS^
Corp
Bus Bank

% of total PBP
72%
15%
5%
5%
3%
4%
19%
-14%
39%
11%
Australia
New Zealand
E&A
Asia
Pacific

*continuing businesses

ANZ 36

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Institutional: regained Lead Bank status

#1 Outright Lead Bank

#1 Overall Satisfaction

#1 Relationship Manager Capability

#1 Most Trusted Adviser

#1 Best Sector Analysts

#1 Knows Company's Industry

#1 Provides Creative Ideas and Solutions

#1 Effective Senior Management Support

#1 Knows Funding Needs

#1 Advice on use of complex Structured Finance

66
72
70
67
52
54
49
52
62
65
64
62
45
47
44
44
32
37
42
35
17
18
14
13
'05
'06
'05
'06
'05
'06
'05
'06
ANZ
Peer 1
Peer 2
Peer 3
Total customers
Lead customers
Significant customers

ANZ

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Corporate Banking

5.3%
-3.8%
6.3%
2H05
1H06
2H06

Good volume growth
(Average growth)

7.8
12.0
6%
7%
8.3
12.9
6%
4%
8.8
13.4
2H05
1H06
2H06
Lending
Deposits

Increased competition driving margin contraction
(Index Sep-05 = 100)

100
2.3
(4.4)
(0.8)
97.1
Funding Mix
Competition
Other
Sep-05
Sep-06

Private Equity pipeline continues to build

trans'n
Asset ($m)
100
80
60
40
20
0
250
200
150
100
50
0
Sep03 Sep04 Sep05 Sep06
Cum. # Deals Entered (lhs)
Value Private Equity

Business Banking

Continued good performance (PBP growth)

2.1%
5.3%
5.3%
2H05
1H06
2H06

Solid FUM growth...
(Average growth)

7.4
9.6
8%
6%
8.0
10.2
5%
9%
8.4
11.1
2H05
1H06
2H06
Lending
Deposits

...offset by increased margin pressure
(Index Sep-05 = 100)

100
(1.0)
(0.3)
(2.2)
(1.0)
95.5
Funding Mix
Asset Mix
Competition
Other
Sep-05
Sep-06

Leading Customer proposition

Customer Satisfaction*
Propensity to Switch*
76%
73%
71%
7
7
10
ANZ
Closest Peer
Ave Peers
ANZ
Closest Peer
Ave Peers

ANZ

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Institutional Asia: investing for growth

Revenue growth outpacing expense growth delivering strong NPAT

A$m
250
200
150
100
50
0
28%
20%
27%
2005
2006
Revenue
Expenses
NPAT

Source of Revenue by business

13%
14%
30%
20%
23%
Corp & Structured Financi
Debt Products Group
Markets
Trade & Transaction Servi
Personal & Private Bankin

Non Performing Loans reduced to zero in FY06

500
400
300
200
100
0
2000
2001
2002
2003
2004
2005
2006

Strong deposit Growth... ($m)

CAGR 18%
5,272
5,804
7,342
2004
2005
2006

Trade & Personal Loans
Institutional Loans
CAGR 17%
3,057
750
2,307
3,213
896
2,317
4,147
1,546
2,601
2004
2005
2006

2005/2006 Awards include:

The Best Customer Oriented Bank 2005
Vietnam Economic Times

ANZ
39

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Credit Card Joint Ventures

Indonesia

Philippines

- 4th largest and fastest growing credit card business

~1m Cards on Issue in Asia
(Accounts '000)

53% CAGR
423
186
237
693
417
276
985
667
318
2004
2005
2006
Metrobank (Philippines)
Panin (Indonesia)

Panin Joint Venture

Improved underlying momentum in 2H06
(NPAT $m)

5.3
1.4
14.4
16.1
1.5
4.0
6.5
10.4
1H05
2H05
1H06
2H06
Underlying Earnings
Provision add back
WHT writeback
One-off gain

天津市商業銀行 TIANJIN CITY COMMERCIAL BANK — China

Sacombank — Vietnam

ANZ Royal — Cambodia

ANZ

*Year on year growth

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INGA: underlying business performing well

Solid operating profit growth

$m
207
275
299
243
61
30
116
79
38
158
133
29
137
36%
57
186
2003
2004
2005
2006
Operating Profit
Trans Tax Relief
Cap Invst Earnings

Employer Super and Personal Invest. businesses driving profit growth

Operating Profit
$m
137
(2)
21
25
3
2
186
Life Risk
Employer Super
Personal Invst.
Advice
Oasis
Sep-05
Sep-06

Continued strong FUM growth*

14% CAGR
$b
28.5
30.8
35.0
42.1
Sep-03
Sep-04
Sep-05
Sep-06

Significant increase in the number of of Advisers

(Financial Planner Numbers)

Sep-04
Sep-06
270
374
426
771
ANZ Channel
Aligned Channel

*Includes Retail, Mezzanine, Wholesale & NZ Inv Bonds FUM

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Net Interest Income# Drivers 1H06 v 2H06
Personal
$90m
6.3%
$13m
0.8%
$103m
7.1%
Institutional@
$60m
6.2%
$11m
0.9%
$71m
7.1%
NZ Banking^ (NZD)
$75m
8.0%
$11m
1.1%
$86m
9.1%
Group
$134m
3.9%
$73m
2.2%
$207m
6.1%
Legend
AIEA growth
Margin
Net Interest Income

End of Period+
5.4%
3.0%
5.5%
4.8%

ANZ 45

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Group half on half margin up 4bps

bps
229.0
-
(0.4)
0.4
(2.9)
3.4
3.5
233.0
Funding Mix
Asset Mix
Wholesale Rate
Competition
Rev Hedge
Other
Mar-06
Sep-06
4.0bp

-1.0
-0.9
-0.5
-0.5
NZ Deposits
Aust Cards
Aust Mortgages
Inst/Corp/ Bus Bank

4.2
0.9
-1.3
-1.6
1.3
1H06 Prov'n Release
Deriv's Cash Flow
ATO Int Settlement
Reduced fee revenue
Other

ANZ

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Personal: Convenience & Simplicity strategy driving stable deposit margin outcome bps
237.5
(0.7)
1.9
3.2
(4.6)
(0.8)
236.5
Funding Mix
Asset Mix
Wholesale Rate
Competition
Other
Sep-05
Sep-06
(1.0bp)

-3.4
-0.7
0.0
-0.5
Mortgages
Cards
Deposits
Other

236.0
0.7
2.0
2.3
237.0
W/sale Rate
Comp.
Other
Mar-06
Sep-06
1.0bp

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Reported NIM decline adversely impacted by accounting 'noise'

(FY05-FY06)

bps
212.0
(4.8)
Includes increased liquid assets and trading securities
(5.0)
(1.1)
(5.0)
Includes reduced fee revenue -6bps, Provision Release +2bps, Deriv's Mismatch +1bps
(3.1)
193.0
Funding Mix
Asset Mix
Wholesale Rate
Competition
Other
Sep-05
Sep-06
(19.0bp)

Competition spread across all segments

-1.3
-1.3
-1.3
-1.1
Debt Product Group
Corporate Banking
Business Banking
Product Mix

2H06 margin up 1bp

(Institutional Margin **1H06-2H06 bps**)

Includes Deriv's Mismatch +12, 1H06 Provision Release -4, reduced fee revenue -4
193.0
0.1
(1.4)
(0.7)
(0.5)
3.5
194.0
Funding Mix
Asset Mix
W/sale Rate
Comp.
Other
Mar-06
Sep-06
1.0bp

ANZ

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Competition driving margin decline
(FY05-FY06)

bps
255.0
(6.0)
(4.7)
3.0
(15.8)
2.5
234.0
Funding Mix
Asset Mix
Wholesale Rate
Comp.
Other
Sep-05
Sep-06
(21.0bp)

-5.3
-4.1
-1.9
-1.8
-1.4
-1.3
Deposits
Mgts
Rural & Bus Bank
Cards
Corp & Comm
Other

Largely Deriv's Mismatch +7bps
233.0
(1.1)
(1.5)
0.4
(6.5)
9.7
234.0
Funding Mix
Asset Mix
W/sale Rate
Comp.
Other
Mar-06
Sep-06
1.0bp

ANZ
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Strong credit quality continues

Reduced Non Performing Loans
AUDm
# of loans
800
600
400
200
0
50
40
30
20
10
0
1H04
2H04
1H05
2H05
1H06
2H06
New NPL Consumer Finance (lhs)
New NPL Other (lhs)
Number of New Non Performing Loans >$1m

Delinquencies remain low
(60 day delinquencies)
Mortgages
Credit Cards
2.4%
2.0%
1.6%
1.2%
0.8%
0.4%
0.0%
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06

Net Individual Provisions down further
(Net IP / Average Net Lending Assets*)
AUDm
600
400
200
0
NIP
Loss Rate
0.4%
0.3%
0.2%
0.1%
0.0%
2003
2004
2005
2006

*annualised

ANZ 51

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Net Individual Provision charge down 5.2%

$m
600
500
400
300
200
100
0
-100
527
443
357
338
FY03
FY04
FY05
FY06
Aust
NZ
UK/US
Asia
Other

1 Customer
>$30m
2 Customers
>$10m - $20m
>$5m - $10m
5 Customers
<$5m

Value of Writebacks & Recoveries increasing in recent periods

$m
180
150
120
90
60
30
0
FY00
FY01
FY02
FY03
FY04
FY05
FY06
Recoveries
Writebacks

ANZ
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Portfolio growth driving Collective Provision charge

$m
89
119
36
33
70
0
80
-28
-33
71
25
67
-21
-23
8
70
-5
-32
-5
22
61
-2
-45
-3
1H05
2H05
1H06
2H06
Growth
Portfolio Mix
Non Continuing Bus.
Risk Change
Scenario Impact

Oil price remains at historically high levels

US$/bbl
80
60
40
20
0
12 mth Average Price*
2001
2002
2003
2004
2005
2006

Oil Provision run-off profile unchanged

50
40
30
20
10
0
45
Sep-06
Mar-07
Sep-07
Mar-08
Sep-08
Mar-09
Sep-09

*calendar year

ANZ 53

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Risk grade migrations

***Debt Product Group** (Net Lending Assets $26.2b*)*

- Re-rating remained at a nominal level for 2006.
- 8.6% of <u>all</u> customers were downgraded during the year, with 13.8% upgraded

***Corporate Australia** (Net Lending Assets $13.9b*)*

11
7
22
28
18
9
4
4
15
11
Downgrades
Upgrades
Finance - Other
Mnfg.
Real Estate Ops. & Devs
Transport & Storage
Wholesale Trade

26
24
61
94
50
76
24
43
59
63
Downgrades
Upgrades
Business Services
Mnfg.
Real Estate Ops. & Devs
Retail Trade
Wholesale Trade

ANZ

End of Period at 30 Sept 2006

55

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Strong credit quality in Mortgages Australia

Strong LVR profile

80%
60%
40%
20%
0%
LVR at origination Sep-05
LVR at origination Sep-06
Dynamic LVR Sep-05
Dynamic LVR Sep-06
0-60%
61-75%
76-80%
81%-90%
91%+

Network vs. Brokers 60+ day Delinquencies (excl Origin)

0.6%
0.4%
0.2%
0.0%
Network
Brokers
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06

Portfolio by product – Mortgages Australia (incl. Origin)

32%
4%
61%
32%
9%
59%
32%
10%
58%
32%
9%
59%
Sep-03
Sep-04
Sep-05
Sep-06
Home Loans
Equity Loans
RILs

ANZ
56

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Credit Cards: credit quality remains sound

Loss rates likely to increase as low rate balances 'season'

(Loss Rates by Vintage by Product Index YR1 = 100)

% Ave. Total O/S Balances
Index
700
600
500
400
300
200
100
0
YR1
YR2
YR3
YR4+
14%
11%
8%
67%
YR1
YR2
YR3
YR4+
Low Rate
Proprietary
Loyalty

Credit Cards 60+Days arrears stable at portfolio level

3.0%
2.0%
1.0%
0.0%
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Low Rate
Proprietary
Loyalty
Portfolio

Personal Loans Australia arrears improving following seasonal up-tick

1.8%
1.5%
1.2%
0.9%
0.6%
0.3%
0.0%
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
> 90 Days
> 60 Days

ANZ

57

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No signs of deterioration in Domestic consumer credit

%
20
16
12
8
4
0
93
94
95
96
97
98
99
00
01
02
03
04
05
06
Aust.
US
UK
NZ

Source – ABS, DataStream, RBNZ, Economics@ANZ

%
28
24
20
16
12
8
4
0
-4
-8
93
94
95
96
97
98
99
00
01
02
03
04
05
06
Aust.
US
UK
NZ

Source – Bloomberg, Economics@ANZ

No material shift in Australian Personal Administrations

#
7,500
6,000
4,500
3,000
1,500
0
00
01
02
03
04
05
06
Bankruptcies (Parts IV & XI)
Debt Agreements (Part IX)

Source – Insolvency and Trustee Services Australia

NZ Bankruptcies remain low

#
400
300
200
100
0
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06

Source – Insolvency and Trustee Services NZ

ANZ

58

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Risk profiles remain largely unchanged

Group – Outstandings

$223bn
$248bn
$272bn*
AAA to BBB
BBB-
BB+ to BB
BB-
>BB-
10.5%
58.3%
15.7%
13.3%
2.2%
11.1%
58.3%
16.6%
12.1%
1.9%
10.4%
59.2%
16.0%
12.6%
1.8%
Sep-04
Sep-05
Sep-06
B+ to CCC
Impaired
1.8%
0.4%
1.6%
0.3%
1.6%
0.2%

Institutional – Outstandings

$63bn
$70bn
$76bn
AAA to BBB
BBB-
BB+ to BB
BB-
>BB-
34.1%
20.5%
28.5%
13.5%
3.4%
36.3%
20.0%
27.4%
14.1%
2.2%
34.4%
22.7%
25.3%
15.3%
2.3%
Sep-04
Sep-05
Sep-06
B+ to CCC
Impaired
2.5%
0.9%
1.7%
0.5%
1.8%
0.5%

ANZ

*Excludes Kingfisher securitisation of 1.1bn

59

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Industry exposures – Australia & New Zealand

Lending Assets (AUD)
% of Portfolio (RHS scale)
% in High Risk (RHS scale)
% in Non Accrual (RHS scale)
Health & Community Services
Cultural & Recreational Services
Forestry & Fishing
Mining
Personal & Other Services
Communication Services
25bn
20bn
15bn
10bn
5bn
0bn
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
Sep-03
Sep-04
Sep-05
Sep-06

60

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Industry exposures – Australia & New Zealand

Lending Assets (AUD)
% of Portfolio (RHS scale)
% in High Risk (RHS scale)
% in Non Accrual (RHS scale)
Finance - Other
Transport & Storage
Utilities
Finance – Banks, Building Soc etc.
Accommodation, Clubs, Pubs etc.
Construction
0bn
5bn
10bn
15bn
20bn
25bn
0.0%
2.0%
4.0%
6.0%
8.0%
10.0%
Sep-03
Sep-04
Sep-05
Sep-06

61

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Industry exposures – Australia & New Zealand

Lending Assets (AUD)
% of Portfolio (RHS scale)
% in High Risk (RHS scale)
% in Non Accrual (RHS scale)
Real Estate Operators & Dev.
Retail Trade
Agriculture
Manufacturing
Wholesale Trade
Business Services
25bn
20bn
15bn
10bn
5bn
0bn
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
Sep-03
Sep-04
Sep-05
Sep-06

ANZ 62

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[GRAPHIC]

2006 Annual Results

Australia and New Zealand

Banking Group Limited

26 October 2006

A VERY DIFFERENT BANK

John McFarlane

Chief Executive Officer

www.anz.com	[LOGO]

A good year – met our targets again

Headline profit	16.2%
Cash* profit	13.8%

Revenue Growth	8.4%#
Profit Before Provisions	10.4%

Cash* EPS	13.2%
Dividend	13.6%

Return on equity back above 20%

Cost-Income ratio improved by 1.0%

*adjusts headline numbers for AIFRS 2005 adjustments, significant items & inc integration costs & fair value hedge gains/losses

# 9.1% FX adjusted

[LOGO]

2

Good performance from divisions

[CHART]

[CHART]

* New Zealand Banking, which includes NZ Institutional

3

Innovative strategy delivering results

[GRAPHIC]

But some areas where we need to do more

•                      Speed up Asian expansion

•                      Advance wealth and private banking

Australia

•            Personal outstanding, engine of group revenue, high customer satisfaction

•            Institutional regained #1 position

New Zealand

•            Good operational momentum

•            Financial results earlier than expected

Asia/Pacific

•            Asia – 26% revenue growth

•            Pacific – 15% revenue growth

•            Partnerships creating value

•              Sacombank & Panin valued well above book

•              1m credit cards now on issue in Asia

Invested against the trend

•            Now seeing the payback

•            Accelerated investment spend in 2nd half

•            Considerable investment in de-risking contributing to lower provisions

4

Building a sustainable difference

Invest to increase revenue growth

•            Maintain high expense growth trajectory

•            Maintain investment and revenue gap to peers

•            Resources directed to highest growth areas

Improve cost and capital productivity

•            Dynamic capital and expense allocation process

•            Leverage Bangalore operations and technology campus

•            Roll out end-to-end process re-engineering capability

Advance our stakeholder foundation

•            ANZ people and culture now a competitive advantage

•            Difficult and expensive to replicate

•            A leader with customers and in corporate responsibility

Updated Targets

Revenue growth	7-10%
Cost Growth	5-7%
ROE	>20%
Cost to Income	<40%

5

2006 Annual Results

Australia and New Zealand

Banking Group Limited

26 October 2006

Peter Marriott

Chief Financial Officer

A VERY DIFFERENT BANK

www.anz.com	[LOGO]

A quick reminder – its not all ‘apples and apples’

1 October 2005

AASB 139, 132 & 4 come into play, Sep-05 not restated for these standards

1 October 2006

Changes to treatment of revenue hedges

	Sep	Mar	Sep
	2005	2006	2006
Statutory IFRS Accounts
2005 not restated for AASB 139, 132, and 4	2005	2006	2006

Fully Comparable IFRS Accounts
We have applied all standards to 2005 to generate meaningful cash earnings comparatives	2005	2006	2006

Lack of comparability YOY a real issue eg:

• Change in margin	1 bp (statutory)	9 bp (fully comparable)

• Other income growth	-10% (statutory)	7% (fully comparable)

7

A good result - 13.8% cash earnings growth; 10.4% profit before provisions growth

Strong income growth allowing continued investment

[CHART]

HOH Growth	6.1%	1.3%	(3.9)%	18.3%	(7.8)%	7.2%

Profit before Provisions	5.2%

Scorecard	FY06	2H06
Volume Growth	✓✓	✓✓
Interest Margin	✓	✓✓
Non Int. Income	✓✓	✓
Expenses	✗	✗
Provisions	✓✓	✓✓
Tax	✓	✓
Cash EPS	✓✓	✓✓

✓✓ - Favourable to expectations

✓ - In line with expectations

✗ - Unfavourable to expectations

8

Another way to think about this result

A good result even without provisioning benefit

[CHART]

•                  10%-11% a better reflection of underlying trajectory

•                  In line with PBP growth of 10.4%

•                  Can’t completely ignore provisioning impact - partly reflects de-risking benefits coming through

•                  Very good result given level of investment in the franchise

9

Strong revenue growth the highlight, 9.1% FX adjusted

Top end of Revenue target revised upwards, now 7% to 10%

[CHART]

* fx adjusted growth,

^ reported growth,

#  normalised for NBNZ

Strong revenue growth across the Group

(FY06 ANZ League Table -Top 10 Performers)

Revenue
Business	Growth

Investments & Insurance	23%
NZ Institutional**	23%
Pacific	18%^
Private Bank	18%
Consumer Finance Aust.	15%
Mortgages	15%
Markets	15%
Corp & Structured Financing**	12%
Small Business Banking	12%
Banking Products	11%

Personal	New Zealand

Institutional	Partnerships & Private Bank

** Continuing businesses

^  15% on geographic basis

10

Good volume growth offset by Institutional and New Zealand margin pressure, mainly in first half

Net Interest Income#  Drivers FY05 v FY06

[CHART]

@ Continuing Businesses

# NII includes tax equivalent gross-up

^ Continuing Businesses, excludes non core items & shareholder functions

End of Period+	11.7%	9.1%	12.6%	10.9%

+growth in net loans & advances, including acceptances, fx adjusted

11

Margin decline in line with expectations, improvement in second half

Lower competitive intensity in NZ, partly offset by increase in Australia

[CHART]

^refer slide 46

Competition impacts in all segments

(competition impact on Group Margin FY05-FY06 bps)

[CHART]

* Offset by basis risk benefits. Overall Australian Mortgages margin increased ~1bp in 2006

12

Underlying Other Income growth remains strong, still a seasonality impact

2H06 Other Income* impacted by NZD and Markets accounting

[CHART]

* adjusted for non core items and NBNZ normalisation

# fx adjusted

Misleading to look at Trading Income in isolation - need to look at total Markets income^ ($m)

[CHART]

^includes Mismatch & Liquidity revenue of $13m in 2H06 previously reported in Treasury

13

Higher investment funded by strong revenue growth

Expense growth* above short term target range reflecting higher investment spend

[CHART]

*adjusted for non core items and NBNZ normalisation and fx adjusted

^reported growth

We have significantly increased our investment spend over last two years

[CHART]

Investment focused towards high growth Personal segment

(~% of FY06 investment spend)

[CHART]

14

Successfully lowered risk in the portfolio, very hard to see credit quality getting better than this!

Individual Provisions at unsustainably low levels

[CHART]

*Consumer includes Retail, Rural and Asset Finance businesses

Commercial includes Institutional Division, NZ Corporate & Commercial and Business Banking businesses

Consumer: Key Drivers

•             Continued growth in the portfolio

•             Change in portfolio mix from growth in unsecured products -low rate cards

•             Impact on servicing capacity –interest rates, oil price

•             Rising bankruptcies

•             Slight reduction in recovery rates - motor vehicles and unsecured debt

Commercial: Key Drivers

•             Low levels of Corporate gearing

•             High level of recoveries & writebacks

•             Low levels of non performing loans

15

90 days past due an early indicator? Alert but not alarmed!

The cycle has clearly turned with higher interest rates & fuel costs impacting some consumers, but 90+ days still at low levels

[CHART]

Growth has mainly been in the Australian highly secured portfolio (90+ days past due loans Aust.)

[CHART]

Mortgage concerns have largely been in NSW

(90+ days past due % GLA* by State)

[CHART]

*Gross Lending Assets

16

Portfolio growth driving Collective Provision charge

FY06 Collective Provision charge at low levels

[CHART]

FY06 - Reduction in Collective Provision charge driven by:

•             Lower rate of portfolio growth than in FY05

•             Slight change in risk with deterioration in consumer Finance partly offset by improvement in NZ Businesses

•             Modelled run off of Oil Provision

FY07 - Increase in Collective Provision charge likely, due to:

•             Continued shift in Credit Card product mix

•             Potential for modest deterioration in overall risk profile from remarkably good levels

•             Reduced Oil Provision run off

•             Non Continuing businesses benefit eliminated

17

Hedging the Kiwi dollar – two key impacts

1. “Pre-existing” hedges –significant value created for shareholders

•                  FY06 NPAT of $32m from hedges at average rate of ~1.105

•                  $118m of shareholder value created - FY07-FY09 hedge profits booked directly to reserves & retained earnings in FY06 (-$23m) & FY07 (+$141m) under AIFRS^

2. “New” hedges – we’ve successfully limited FY07 EPS drag

•                  FY07 EPS drag limited to <1%

•                  ~95% of FY07 earnings hedged at an average rate of ~1.14 (incl. fwd points)

•                  Will result in 1H07 Headline P&L impact due to 2H07 hedges being MTM*, no Cash Earnings impact

•                  No full year MTM impact unless hedging extended beyond FY07

A$/NZ$ weakened to long term average rate

[CHART]

*Marked to Market, ^FY06 adjustment booked on 30/09/06, FY07 adjustment booked on 01/10/06

18

Key takeaways from today

[GRAPHIC]	A good result, with cash EPS up 13.2%

[GRAPHIC]	Very good revenue growth, up 9.1%* Momentum continuing into ‘07, new target of 7%-10%

[GRAPHIC]	Cost growth up 7.5%*, significant investment in growth Still investing in ‘07, growth at upper end of 5%-7%

[GRAPHIC]	Remarkably good credit quality outcome in ‘06 Credit losses must rise in 2007

[GRAPHIC]	Kiwi dollar issues well managed Impact of weaker NZD limited to less than 1%

*fx adjusted growth

19

Additional Information

20

Strong headline growth; 13.8% cash profit growth

[CHART]

21

Cash Profit & Cash EPS reconciliation

			% change			% change
	FY06 ($ m)	FY05 ($ m)	(yoy)	2H06 ($ m)	1H06 ($ m)	(hoh)

Income	10,089	9,306	8.4	5,158	4,931	4.6

Expenses	(4,605)	(4,340)	(6.1)	(2,346)	(2,259)	(3.9)

Profit before Provisions	5,484	4,966	10.4	2,812	2,672	5.2

Provision for Credit Impairment	(407)	(580)	29.8	(183)	(224)	18.3

Tax & OEI	(1,490)	(1,250)	(19.2)	(773)	(717)	(7.8)

NPAT	3,587	3,151	13.8	1,856	1,731	7.2

Pref. Share Dividend	(27)	(18)		(15)	(12)

Adjusted Cash NPAT	3,560	3,133	13.6	1,841	1,719	7.1

Average Shares	1,830	1,824		1,832	1,828

Basic Cash EPS (cents)	194.5	171.8	13.2	100.5	94.0	6.9

22

ANZ League tables

Rank		Revenue	Expense	PBP	% Group
(PBP)	Business	Growth	Growth	Growth	PBP*

1	Investment & Insurance Products	23%	17%	49%	0.9%
2	NZ Inst. Continuing (NZD)	23%	19%	25%	5.5%
3	Pacific	18%	14%	25%	1.6%
4	Mortgages	15%	8%	21%	9.7%
5	Consumer Finance Aust	15%	8%	21%	10.6%
6	Private Bank	18%	8%	19%	0.5%
7	Markets	15%	13%	16%	7.5%
8	Small Business Banking	12%	10%	16%	1.5%
9	Banking Products	11%	8%	15%	7.8%
10	C&SF Continuing	12%	10%	13%	5.0%
11	NBNZ Retail (NZD)	8%	5%	11%	6.4%
12	Trade & Transaction Services	15%	18%	11%	6.1%
13	Corp & Commercial NZ (NZD)	11%	10%	11%	3.9%
14	Business Banking Aust	8%	6%	9%	5.7%
15	Rural Commercial & Agribusiness Aust	10%	11%	9%	3.1%
16	NZ Rural Banking (NZD)	5%	1%	9%	2.2%
17	Esanda	4%	2%	5%	4.2%
18	Partnerships	8%	26%	4%	3.2%
19	ANZ NZ Retail Banking (NZD)	4%	5%	2%	5.1%
20	Corporate Banking	5%	12%	2%	4.9%
21	Debt Product Group	(4)%	36%	(5)%	10.5%
22	NZ UDC (NZD)	(25)%	0%	(41)%	0.7%

*excludes Group Centre and Client Relationship Group

23

Revenue momentum to be maintained

All Divisions revenue growth within or above Group target

[CHART]

•                  Personal still above group average, but may be difficult to maintain 13% revenue growth. Continue to expect solid FUM growth and relatively stable margins

•                  Institutional good growth in Specialist Product and Middle Market businesses. Margin outlook remains unfavourable for Institutional lending

•                  New Zealand good FUM growth to support solid revenue growth across all businesses

•                  Partnerships & Personal Banking improved underlying performance from INGA to continue, Asian partnerships contribution to increase as early stage investments begin to generate returns

*New Zealand Banking (NZD), FY05 normalised for NBNZ, ^Private Banking

24

Underlying capital remains strong, ACE target range reduced consistent with peers

ACE Ratio at top end of target

[CHART]

•             ACE ratio declined by 39bpts, due predominantly to 33bps ($716m) of one-off AIFRS & APRA changes

•             Underlying ACE position declined by 6bpts

•             Core organic capital generation (earnings net of dividends & reinvestment plans) remains strong at 67bps

•           Sufficient to fund RWA growth of ~10%* and small infill acquisitions

•           10bpts impact for capital outlays for Tianjin and Panin requirements included in INGA & Assoc. impact

•             ACE Target has been amended to 4.00% to 4.75%

•             Group remains well capitalised with ACE at the upper end of the target range

+ net of preference share dividends & includes non core items (5bpts) ^net of DRP/BOP

* excludes fx impact

25

Divisional Performance

Personal: a compelling customer proposition

Recent softening in customer satisfaction across the industry, ANZ remains at top of other majors

(Main Financial Institution*)

[CHART]

*Source: Roy Morgan Research – Main Financial Institution,

% Satisfied (Very or Fairly Satisfied), 6 monthly moving average

Investment in the franchise reflected in improved brand image

(Brand Image, Source: ANZ Brand Health Monitor)

[CHART]

Increasing share of wallet

(% increase traditional banking products Sep-04 to Aug-06**)

[CHART]

** Source: Roy Morgan Research – Traditional Banking 12 monthly moving average

27

Personal: Investing to deliver “More Convenient Banking”

Continuing to invest in distribution…

(# branches and ATMs)

[CHART]

More Convenient Banking Proof Points

• 24/7 Call Centres

• Extended Hours

• Visa Debit

• Shorter Queues

• Better Credit Card Security

• Faster Mortgage Turn-around

Investments yielding strong revenue growth across division

(Revenue and Expense growth by Business % FY06 v FY05)

[CHART]

Growth supported by investment in FTE

(% growth FY06 v FY05)

[CHART]

28

Banking Products: good growth in customer numbers

Solid growth in account numbers...

[CHART]

Strong growth and strong margin

[CHART]

^ 11 Months to August 2006 Source: Company documents Roy Morgan, ABA market share, ANZ Banking Product analysis

..with FUM growth delivered across all products (A$b)

[CHART]

FUM flows growing above system

(Household Deposits adjusted for V2+)

[CHART]

29

Mortgages: Solid FUM growth & balanced distribution mix

ANZ Retail* growing ahead of peers

(volume growth relative to system)

(Sep 05 – Aug 06*)

[CHART]

*Source APRA / RBA. ANZ Retail includes all channels expect Origin

Mortgages Solutions growing strongly

[CHART]

Balanced mix of distribution channels
(% flows)

[CHART]

Mortgage sales growing across all states
(FUM Growth)

[CHART]

30

Consumer Finance: Solid FUM growth, losses in line with long term trends

Strong FUM growth for cards and personal loans

[CHART]

Proprietary (including Low Rate) income margin** and loss rates stable
(index Jan-05 Income = 100)

[CHART]

* Low Rate includes White Label

**excludes Annual Fees

% Acquisition growth by cards product

[CHART]

Personal Loans income margin and loss rates stable
(index Jan-05 Income = 100)

[CHART]

31

Regional & Rural and Small Business: solid performance

Rural Commercial and Agribusiness

[CHART]

Lending in Exceptional Circumstances (EC) declared drought areas & Non EC areas

(% of Regional & Rural Net Lending Assets)

[CHART]

Small business

[CHART]

Small business frontline FTE increases supporting growth strategies

[CHART]

32

Investment & Insurance Products: strong growth led by financial planning business

Strong growth in all businesses…
(2006 NPAT growth)

[CHART]

Future growth underpinned by growing  planner numbers
(% growth in planner numbers 2006#)

[CHART]

# Source: Industry growth taken from Money Management – June 2006 – ANZ/INGA growth for 12 mths to 30 Sep 2006

… driven by solid FUM growth
(Growth 2006 v 2005)

[CHART]

Planner productivity aligns to ime in role
(Avg annualised flows. 18m+ indexed to 100%)

[CHART]

33

Pacific: Solid FUM growth and customer acquisition continues to drive momentum

Continued growth in NPAT…
($m)

[CHART]

Continued momentum in major markets
(NPAT growth#)

[CHART]

# 2006 v 2005 on a comparative basis

…driven by Deposit and Lending growth

(average period growth %)

[CHART]

Strong market share in major markets

(Country market share 2H06)

[CHART]

34

Esanda: improved 2H06 performance from revenue growth and efficiency gains

Revenue growth rebounded in 2H06
($m)

[CHART]

Lower Australian New Vehicle Sales* impacting New Business Writings ($b)

[CHART]

*Source: Federal Chamber Automotive Industries

Improved financial performance in the second half (NPAT $m)

[CHART]

Efficiency gains through restructure of support functions (FTE numbers)

[CHART]

# Indexed to base 1H05

35

Institutional*: revenue growth supporting continued investment in people and systems

Specialist product businesses driving performance
(PBP growth 2006 v 2005)

[CHART]

^excludes IT project related FTE and NZ Direct Broking FTE

Continuing to invest in our growth  businesses
(FTE growth 2006 v 2005)

[CHART]

Balance sheet more actively managed with lower RWA growth
(HoH RWA growth*)

[CHART]

Strong performances by New Zealand and Asian businesses
(FY06 PBP growth*)

[CHART]

*continuing businesses

36

Institutional: regained Lead Bank status

#1	Outright Lead Bank
#1	Overall Satisfaction
#1	Relationship Manager Capability
#1	Most Trusted Adviser
#1	Best Sector Analysts
#1	Knows Company’s Industry
#1	Provides Creative Ideas and Solutions
#1	Effective Senior Management Support
#1	Knows Funding Needs
#1	Advice on use of complex Structured Finance

#2006 Peter Lee Associates Large Corporate and Institutional Relationship Banking Survey

Lead bank across all customer relationship metrics

(Relationship Market Share (%))

[CHART]

37

Institutional: Business Banking continues to perform well, Corporate impacted by competition

Corporate Banking

Soft 1H06, turnaround in 2nd half

(PBP growth)

[CHART]

Increased competition driving margin contraction

(Index Sep-05 = 100)

[CHART]

Good volume growth

(Average growth)

[CHART]

Private Equity pipeline continues to build

[CHART]

Business Banking

Continued good performance (PBP growth)

[CHART]

…offset by increased margin pressure

(Index Sep-05 = 100)

[CHART]

Solid FUM growth…

(Average growth)

[CHART]

Leading Customer proposition

[CHART]

*Source: Customer Satisfaction and Likelihood to Switch – TNS Business Finance Monitor; $350k to $2.5m FUM

38

Institutional Asia: investing for growth

Revenue growth outpacing expense growth delivering strong NPAT

[CHART]

Source of Revenue by business

[CHART]

Non Performing Loans reduced to zero in FY06

[CHART]

Strong deposit Growth…
($m)

[CHART]

… supporting lending growth with a shift towards lower risk exposure

[CHART]

Non Performing Loans reduced to zero in FY06

[CHART]

We continue to carve a regional niche in our business…

2005/2006 Awards include:

Best Bank in Asia

Global Finance, World’s Best Project Finance Bank 2005

Project Finance Deal of the Year

Infravest Wind Power, Euromoney Deal of the Year 2005

Best Project Finance Deal

Nam Theun 2, FinanceAsia Achievement Awards 2005

Asia-Pacific Project Adviser of the Year

Nam Theun 2, Project Finance International PFI Awards 2005

The Best Customer Oriented Bank 2005

Vietnam Economic Times

39

New Zealand: good momentum in Retail and Rural banking	For further information on NZ businesses refer to NZ Market Briefing 7 September 2006

Continued momentum in National Bank Retail and Rural Banking, ANZ Retail ‘back in the game’

[CHART]

• 3.3% 2H06 PBP growth^
• Growth in market share with Consumer Finance FUM up 14%, Mortgage FUM up 16% and Deposit FUM up 11%
• Brand & Product repositioning, growth in $5 ‘all you can eat’ ahead of business case
• Growing customer numbers for the first time in 9 years
• Customer service rating at 9 year high, improving 9% in FY06 #
• Leading staff engagement at 71%

• 8.3% 2H06 PBP growth with strong momentum
• Solid volume growth across all segments Mortgages up 11%, Deposits up 7%, Consumer Finance up 14%
• Fee income repositioning to market assisted revenue growth
• Launch of online saver and refresh of thoroughbred select account driving customer growth
• Strong growth in customer numbers up 2%
• Staff engagement 66%

• 11% 2H06 PBP growth
• Strong lending growth up 16%
• Increased competition adversely impacting margins
• Successful cross sell, $7m income from selling Institutional products to Rural customers
• Disciplined cost control up 2% yoy
• Credit quality strong with no specific industry concerns
• Continued high staff engagement 67%

^ Excludes Commerce Commission settlement, Mastercard IPO proceeds, domestic systems relocation costs (ANZ only)

# AC Nielsen Consumer Finance Monitor Q3 2006

40

New Zealand: strong growth in Corporate & Commercial and Institutional*, UDC restructure completed

Strong momentum in Corporate & Commercial and Institutional, signs of turnaround in UDC

[CHART]

• Strong volume growth with Lending
up 20%, Deposits up 19%
• Increased competition adversely impacting margins down 15bps
• Investing in the business expenses up 10%. FTE up 5%
• Cost to income improved 0.4% to 32.7%
• Credit quality strong across the portfolio
• Customer satisfaction improved in both brands

• Strong result supported by Markets growth of 42% (PBP)
• Good volume growth Lending up 6%, Deposits up 56%
• Continued margin pressure, down 14bps yoy
• Expense growth of 19% driven by increased FTE costs
• Cost to Income steady at 27%
• #1 lead bank maintained and moved into #1 position for relationship strength

• Lower new business volumes as restructure completed and impact of new sales force hires
• Performance stabilised in 2H06 with improved results forecast in FY07
• Margins adversely impacted by increased competition

*Continuing Businesses

41

Building momentum in International Partnerships, Panin performance impacted by tough macro environment

Credit Card Joint Ventures

•             Strong growth momentum continues*

•      60% increase in NPAT

•      37% increase in card accounts

Indonesia

•             65% market share of Platinum Mastercard; 5% overall cards market share of Visa Products

Philippines

•             4th largest and fastest growing credit card business

~1m Cards on Issue in Asia (Accounts ‘000)

[CHART]

Panin Joint Venture

•            Performance adversely impacted by tough economic conditions

•             Lending up 20% driven by Consumer & SME business*

•             43 new branches & 53 new ATM’s

•             Book value of $222m against market value of $401m at Sep-06

Improved underlying momentum in 2H06 (NPAT $m)

[CHART]

[LOGO] China

•             Deal for 20% ownership concluded in June ‘06

•             ANZ senior management team in place

•             Developing retail strategy with TCCB management

•             4th largest city commercial bank

•             >5 million customer accounts

[LOGO] Vietnam

•             Profit up 46% to 31/12/05

•             Credit card joint venture established

•             Listed on stock exchange July ‘06

•             Cooperation underway on risk, retail products, credit cards and financial markets

[LOGO] Cambodia

•             7 branches, 41 ATM’s (out of 47 in country), POS roll out Nov’06

•             USD 174m in Deposits - #2 market share of 19 banks

•             > 20,000 debit cards

•             > 20,000 accounts

•             Break even achieved 2 years ahead of plan

*Year on year growth

42

INGA: underlying business performing well

Solid operating profit growth

[CHART]

Employer Super and Personal Invest. businesses driving profit growth

[CHART]

Continued strong FUM growth*

[CHART]

Significant increase in the number of of Advisers

(Financial Planner Numbers)

[CHART]

*Includes Retail, Mezzanine, Wholesale & NZ Inv Bonds FUM

43

Margin Analysis

44

Positive margin outcomes across all Divisions in 2H06 supporting strong Net Interest Income growth

Net Interest Income# Drivers 1H06 v 2H06

@ Continuing Businesses

# NII includes tax equivalent gross-up

^ Continuing Businesses, excludes non core items & shareholder functions

+ growth in net loans & advances, including acceptances, fx adjusted

45

Group half on half margin up 4bps

Reported margin up 4.0bps, Underlying down ~3bps

(1H06-2H06)

[CHART]

NZ deposits & Aust Cards key drivers of competition

(competition impact on Group Margin

1H06-2H06 bps)

[CHART]

‘Other’ composition

(‘other’ impact on Group Margin

1H06-2H06 bps)

[CHART]

46

Personal: Convenience & Simplicity strategy driving stable deposit margin outcome

Asset Mix & Wholesale Rate benefits offset by increased Competition

(FY05-FY06)

[CHART]

Mortgages key driver of competition

(competition impact on Personal Division Margin FY05-FY06 bps)

[CHART]

2H06 margin up 1bp

(Personal Margin 1H06-2H06 bps)

[CHART]

47

Institutional: Margin decline driven by funding mix, asset mix and competition

Reported NIM decline adversely impacted by accounting ‘noise’

(FY05-FY06)

[CHART]

Competition spread across all segments

(competition impact on Institutional Division Margin FY05-FY06 bps)

[CHART]

2H06 margin up 1bp

(Institutional Margin 1H06-2H06 bps)

[CHART]

48

New Zealand Banking: Deposit & Mortgage competition key drivers of margin decline

Competition driving margin decline (FY05-FY06)

[CHART]

Deposits & Mortgages key drivers of competition

(competition impact on New Zealand Banking Margin FY05-FY06 bps)

[CHART]

2H06 margin up 1bp

(New Zealand Banking Margin 1H06-2H06 bps)

[CHART]

49

Credit Quality

50

Strong credit quality continues

Reduced Non Performing Loans

[CHART]

Delinquencies remain low
(60 day delinquencies)

[CHART]

Net Individual Provisions down further
(Net IP / Average Net Lending Assets*)

[CHART]

* annualised

51

Net Individual Provision charge down 5.2%

Virtually all losses were in Australia

Net Individual Provisions by Geography

[CHART]

Very few large losses in FY06

Net Individual Provisions By Size

[CHART]

Value of Writebacks & Recoveries increasing in recent periods

[CHART]

52

Portfolio growth driving Collective Provision charge

Portfolio growth and risk shifts driving 2H06 Collective Provision charge

[CHART]

•                  Growth

•                  Risk Change

•                  Portfolio Mix

•                  Scenario Impact

•                  Non Continuing Bus.

Oil price remains at historically high levels

[CHART]

Oil Provision run-off profile unchanged

[CHART]

53

Collective Provision charge driven by Cards and Esanda

FY06 Collective Provision charge

	Asset	Risk /		Oil
Business Unit	Growth	Mix		Scenario
(A$m)	impact	impact		impact	Total
Group	131	23		(77)	69
Institutional (excl
	23	(7	)*	(17)	(1)
Corporate & BB)
Corporate & BB	16	9		(15)	10

Cards (Aust.)	25	25		(8)	42

Esanda	6	27		(8)	25
Personal (excl
	22	1	*	(10)	13
Cards & Esanda)
New Zealand	33	(32)		(15)	(14)

Other^	6	0		(4)	2

Non Continuing					(8)

•            Cards driven by strong FUM growth and deliberate risk shift to higher revolve rate products

•            Esanda impacted by oil price affect on residual values, driving higher ‘loss given default’ levels

•            New Zealand risk largely driven by strong Mortgages growth and reduced overall risk in Corporate & Commercial

•            Business lending balance determined as follows

•            CP balance is largely driven by asset growth and movement in risk profile

•            Individual customers assigned independent risk grades and security coverage indicators

•            CP methodology based on tenor, risk profile, emergence period and exposure size

*Includes total Divisional mix impact

^Includes Partnerships, Private Bank and Group vs Divisional Mix adjustment

54

Risk grade migrations

Debt Product Group (Net Lending Assets $26.2b*)

•             Re-rating remained at a nominal level for 2006.

•             8.6% of all customers were downgraded during the year, with 13.8% upgraded

Corporate Australia (Net Lending Assets $13.9b*)

•             Re-rating within the portfolio has occurred as a result of economic factors including strong growth, rising interest rates and high oil prices

•             Re-rating for 2006 remains at acceptable levels

•             10.3% all of customers were downgraded during the year, with 7.8% upgraded due to improved performance

DPG Aust. Risk Grade Migration Summary by Customer Group (FY06)

[CHART]

Corporate Risk Grade Migration Summary by Customer Group (FY06)

[CHART]

End of Period at 30 Sept 2006

55

Strong credit quality in Mortgages Australia

•              Dynamic LVR profile reflects strong migration into lower LVR buckets compared to the time of origination

•              Owner Occupied dominates the portfolio, while the uptake of Equity products has stabilised

•              60+ day arrears remain at low levels for both Broker and Network originated mortgages

Network vs. Brokers 60+ day Delinquencies (excl Origin)

[CHART]

Strong LVR profile

[CHART]

Portfolio by product –Mortgages Australia (incl. Origin)

[CHART]

56

Credit Cards: credit quality remains sound

•              The Consumer Cards portfolio mix is shifting from loyalty products towards Proprietary and Low Rate products.

•              Proprietary and Low Rate products are traditionally higher risk than Loyalty products and while their arrears rate is higher, actual arrears are tracking in line with expectations

Credit Cards 60+Days arrears stable at portfolio level

[CHART]

Credit Cards 60+Days arrears stable at portfolio level

[CHART]

Personal Loans Australia arrears improving following seasonal up-tick

[CHART]

57

No signs of deterioration in Domestic consumer credit

Rate of growth in Household Debt reducing in Aust, stable in NZ

(quarterly % change)

[CHART]

Source – ABS, DataStream, RBNZ, Economics@ANZ

Aust. rate of growth in house prices improving, NZ coming off historic highs

(yearly % change)

[CHART]

Source – Bloomberg, Economics@ANZ

No material shift in Australian Personal Administrations

[CHART]

Source – Insolvency and Trustee Services Australia

NZ Bankruptcies remain low

[CHART]

Source – Insolvency and Trustee Services NZ

58

Risk profiles remain largely unchanged

Group – Outstandings

[CHART]

Institutional – Outstandings

[CHART]

B+ to CCC	1.8%	1.6%	1.6%
Impaired	0.4%	0.3%	0.2%

B+ to CCC	2.5%	1.7%	1.8%
Impaired	0.9%	0.5%	0.5%

*Excludes Kingfisher securitisation of 1.1bn

59

Industry exposures – Australia & New Zealand

Health & Community Services

[CHART]

Cultural & Recreational Services

[CHART]

Forestry & Fishing

[CHART]

Mining

[CHART]

Personal & Other Services

[CHART]

Communication Services

[CHART]

60

Industry exposures – Australia & New Zealand

Finance - Other

[CHART]

Transport & Storage

[CHART]

Utilities

[CHART]

Finance – Banks, Building Soc etc.

[CHART]

Accommodation, Clubs, Pubs etc.

[CHART]

Construction

[CHART]

61

Industry exposures – Australia & New Zealand

Real Estate Operators & Dev.

[CHART]

Retail Trade

[CHART]

Agriculture

[CHART]

Manufacturing

[CHART]

Wholesale Trade

[CHART]

Business Services

[CHART]

62

ANZ is a recognised Corporate Responsibility leader

•            Ranked in the top five banks globally on the Dow Jones Sustainability Index

•            Overall gold medal and ranked three on the Australian Corporate Responsibility Index

•            Prime Minister’s Special Award for Impact on the Community

•            Member of the FTSE4Good Global Index

•            Most engaged workforce of all major companies in Australia and NZ

•            EOWA Employer of Choice for Women

•            One of 50 FT500 companies included in the Carbon Disclosure Projects’ Climate Leadership Index

[LOGO]

[LOGO]

[LOGO]

[LOGO]

[LOGO]

63

Community investment strategy is leading practice

Increasing the financial literacy and inclusion of adult Australians, particularly amongst the most vulnerable people in society		Opportunities for our people to engage with their local communities and support causes that are important to them
MoneyMinded	Saver Plus	ANZ Volunteers

•      Financial education program for adults facing financial difficulty, delivered by community partners and financial councellors Australia- wide.

•     More than 15,000 people have participated in MoneyMinded this year and more than 650 facilitators were trained to deliver the program.

•     RMIT University research shows MoneyMinded helps participants increase their confidence in dealing with financial issues, creditors and banks

•      Assisting low-income individuals and families to develop a long-term savings habit, improve their financial knowledge and save for their education.

•      ANZ matches the savings of participants in the program dollar-for-dollar up to $1,000 per person. 719 participants were involved in Saver Plus this year.

•      RMIT University research shows that 95% of participants in the pilot program are still saving, 12 months after completing Saver Plus

•     Eight hours paid volunteer leave for staff, including increasing opportunities for skilled volunteering and secondments.

•      24% of Australian staff and 18% of NZ staff contributed more than 50,000 volunteer hours, valued at more than $2.5 million, to community organisations in 2006.

•      ANZ’s program is amongst the leaders globally; the average corporate volunteering participation rate is 8.5% according to the London Benchmarking Group for Corporate Community Investment

MoneyBusiness	Progress Loans	Community Giving

•     ‘MoneyBusiness’ is delivered in partnership with the Aus Govt, and aims to build the money skills and confidence of Indigenous Australians.

•      The MoneyBusiness pilot sites are Katherine, Tennant Creek, Nguiu (Tiwi Islands) and Galiwinku (Elcho Island) in NT and Geraldton and Kununurra in WA.

•      Eighteen local Indigenous people have been employed as MoneyBusiness workers providing Indigenous individuals and families with coaching in financial literacy, budgeting, bill paying, and developing savings

•      Small loans program developed with the Brotherhood of St Laurence.

•     Progress Loans are small, affordable loans of between $500 and $3,000 for essential household items.

•      Forty-one loans totalling $35,000 had been approved by the end of September 2006 with a 70% approval rate. No loans are in arrears.

•      The program is currently operating in Victoria, with a view to expanding it to other states and community partners in 2007

•      Our workplace giving program, supports more than 18 community organisations that were selected to reflect the causes that are important to our staff.

•     10.6% of Australian staff participated in this program during 2006. Their contributions were matched dollar-for-dollar by ANZ, totalling $537,499.

•     In 2006 Community Giving was extended to employee teams, our customers via internet banking and ANZ shareholders

64

People strategy has created the most engaged workforce of major banks	[LOGO]

	Cultural Transformation	Attracting and Nurturing Talent

Building a vibrant, energetic and high-performing culture, where ANZ’s values guide our actions and decisions

•      Six-year focus on cultural transformation and values-based decision making. 26,000+ staff have participated in Breakout workshops,

•      This year we implemented the Breakout to the Frontline program involving 6,000 customer-facing staff this year.

•      Our employee engagement score remains the highest of all large (ASX Top 20) companies in Australia and New Zealand according to Hewitt Associates.

•      Attractive benefits including flexible pay choices for all staff, share ownership, salary sacrifice for laptops, PCs@home, discounted medical insurance and ANZ products and services.

•     Development plans for all staff with 300 employees taking part in talent programs this year. We also introduced Innovative programs to identify, nurture and fast-track high potential people from graduates through to senior executives.

•     A new Learning and Innovation Centre will be launched in 2007.

	Flexibility for a Diverse Workforce	Employee Wellbeing

•      ANZ achieved its 2006 targets for females in executive positions. New two-year targets have also been established.

•     12 weeks paid parental leave, with no minimum service requirement and guaranteed part-time employment for staff over 55, and a Career Extensions program offering flexible options for mature-aged staff.

•      Partnership with ABC Learning Centres offering childcare services, with five centres open around Australia.

•     Flexible leave options including lifestyle leave which enables staff to take up to an additional four weeks’ leave for any purpose and career breaks of up to five years.

•     Upgraded occupational health and safety policy and system.

•      Free, comprehensive health checks for all staff and on-line health information service.

•     Lost time injury frequency rate continues to decrease.

65

Integrating environmental and social considerations into our business practices

	Institutional & Corporate	Operational	New Products
	Sustainability	Environmental Footprint	and Services

Demonstrating business leadership by integrating environmental and social considerations into our business practices, decisions & behaviours

•     86% of all new client transactions and annual client reviews in Institutional Australia underwent an environmental and social impact screening this year.

•     Developed new Wholesale Credit policies requiring business units to assess the activities, practices or associations of each credit customer in relation to environmental and social issues.

•     Assessed the energy and water intensity of ANZ’s Institutional loan portfolio, compared with the Australian economy, using the CSIRO/University of Sydney ‘Balancing Act’ methodology.

• We are continuing to implement new environmental policies and initiatives to help us achieve our two year goal of reducing ANZ’s environmental footprint by a minimum of 5% per FTE.

•     ANZ launched its first sustainable investment product, the ‘ANZ Sustainable Protected Responsible Investment Over Term’ (ASPRIT).

•     Member of the North Adelaide consortium which was the first successful Solar Cities proposal announced by the Australian Government under its Solar Cities initiative

•      Established and invested in the Energy Infrastructure Trust which has a portfolio of over $100 million in investments; including Esperance Energy Project, Biodiesel Producers Limited and Queensland Gas Company Ltd).

•      Debt financed renewable energy projects enabled by the various Government schemes such as Envirogen’s Oakey Creek Project and Energy Developments’ landfill gas projects.

66

Summary of forecasts – Australia (bank year)

	2005	2006	2007	2008
GDP	2.5	2.7	3.1	2.8
Inflation	2.6	3.3	2.5	2.3
Unemployment	5.1	4.8	5.1	5.0
Cash rate	5.50	6.00	6.25	6.25
10 year bonds	5.4	5.5	5.9	6.1
A$/US$	0.76	0.75	0.72	0.74
Credit	13.4	14.4	12.0	10.2
• Housing	13.4	14.4	12.5	11.2
• Business	13.7	15.8	11.3	9.2
• Other	12.8	9.3	11.0	8.2

67

Summary of forecasts – New Zealand (bank year)

	2005	2006	2007	2008
GDP	2.6	1.7	1.4	2.1
Inflation	3.4	3.8	2.8	1.9
Unemployment (Sept qtr, s.a.)	3.7	3.8	4.4	4.6
Current Account (% GDP)	-8.5	-9.6	-9.8	-9.2
90 day bank bill	7.1	7.6	6.8	5.6
10 year bond rate	5.7	5.8	6.2	6.5
NZD/USD	0.70	0.65	0.55	0.57
NZD/AUD	0.91	0.87	0.76	0.77
AUD/NZD	1.09	1.16	1.31	1.30
Credit Growth	15.7	13.1	8.7	8.6
• Housing	16.1	13.8	9.0	9.0
• Business	18.0	13.3	8.6	8.4
• Personal	7.4	5.5	6.0	6.5

All Forecasts for Sept bank year

68

The material in this presentation is general background information about the Bank’s activities current at the date of the presentation.  It is information given in summary form and does not purport to be complete.  It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor.  These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.anz.com

or contact

Stephen Higgins
Head of Investor Relations

ph: (613) 9273 4185   fax: (613) 9273 4091   e-mail: higgins@anz.com

69